Exhibit 99.2

ASML Holding N.V.

(a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, with its corporate seat in Veldhoven, the Netherlands)

Admission to listing and trading on NYSE Euronext in Amsterdam of ordinary shares

This prospectus (the “Prospectus”) is published in connection with the admission to listing and trading (the “Listing”) on NYSE Euronext in Amsterdam (“NYSE Euronext Amsterdam”) of 96,566,077 newly issued ordinary shares (the “Listing Shares”) in the share capital of ASML Holding N.V. (the “Company” or “ASML”) with a nominal value of €0.09 per Listing Share.

THIS PROSPECTUS IS NOT PUBLISHED IN CONNECTION WITH AND DOES NOT

CONSTITUTE AN OFFER OF SECURITIES BY OR ON BEHALF OF ASML IN THE EUROPEAN

ECONOMIC AREA OR ELSEWHERE.

The Listing Shares were issued as part of the customer co-investment program established by the Company for its customers as announced by the Company on July 9, 2012 (the “Customer Co-Investment Program”). On September 7, 2012 the general meeting of shareholders of the Company (the “General Meeting”) approved the Customer Co-Investment Program. Thereupon the Company issued the Listing Shares (the “Issue”) to Dutch foundations (the “Customer Stichtingen” and each a “Customer Stichting”) set up for the purpose of the Customer Co-Investment Program. The Customer Stichtingen subsequently issued depositary receipts (the “Depositary Receipts”) corresponding to the Listing Shares to the customers participating in the Customer Co-Investment Program (the “Participating Customers”). The Participating Customers are not entitled to vote on the Listing Shares held by the Customer Stichtingen, except in certain exceptional circumstances (see “Material Contracts – Customer Co-Investment Program”). Also as part of the Customer Co-Investment Program, the Company on November 24, 2012 executed a synthetic share buyback (the “Synthetic Share Buyback” – see “Material Contracts – Customer Co-Investment Program – Synthetic Share Buyback”) in which it used all of the net proceeds of the Issue and an additional amount of EUR 293,945 out of the reserves to make a capital re-payment in the amount of EUR 3,854,246,078 on all of the ordinary shares in the share capital of ASML with a nominal value of €0.09 per ordinary share (the “Ordinary Shares”) in issue at the record date for the Synthetic Share Buyback (the “Synthetic Share Buyback Record Date”) inclusive of the Ordinary Shares held in treasury by the Company itself (the “Issued Ordinary Shares”) except that no capital re-payment was made on the Ordinary Shares held by the Customer Stichtingen. Immediately after the Synthetic Share Buyback the 96,566,077 Listing Shares constituted 23% of a total of 419,852,467 Ordinary Shares in issue.

Application has been made to list the Listing Shares on NYSE Euronext Amsterdam under the existing symbol “ASML” and with ISIN code NL0010273215. The admission to listing and trading of the Listing Shares is expected to occur on or about December 10, 2012 (the “Listing Date”).

INVESTING IN THE ORDINARY SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING

ON PAGE 14 OF THIS PROSPECTUS FOR A DESCRIPTION OF THE MATERIAL RISKS THAT

SHOULD BE CONSIDERED BEFORE INVESTING IN THE LISTING SHARES.

This document constitutes a prospectus for the purposes of article 3 of Directive 2003/71/EC of the European Parliament and of the Council, and amendments thereto (including those resulting from Directive 2010/73/EU) (the “Prospectus Directive”) and has been prepared in accordance with Article 5:9 of the Financial Markets Supervision Act (Wet op het financieel toezicht; the “FMSA”) and the rules promulgated thereunder. This Prospectus has been approved by and filed with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”).

Distribution of this Prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this Prospectus are urged to inform themselves of any such restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. The Company disclaims all responsibility for any violation of such restrictions by any person.

Prospectus dated December 7, 2012

TABLE OF CONTENTS

TABLE OF CONTENTS	2

SUMMARY	3

RISK FACTORS	14

IMPORTANT INFORMATION	21

USE OF PROCEEDS	24

DIVIDENDS AND DIVIDEND POLICY	25

CAPITALISATION	26

SELECTED HISTORICAL FINANCIAL INFORMATION	27

OPERATING AND FINANCIAL REVIEW	36

BUSINESS	53

MATERIAL CONTRACTS	62

MANAGEMENT AND EMPLOYEES	69

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	84

DESCRIPTION OF SHARE CAPITAL AND CORPORATE GOVERNANCE	86

SHAREHOLDER TAXATION	94

INDEPENDENT AUDITORS	99

GENERAL INFORMATION	100

DEFINITIONS	101

GLOSSARY OF SELECTED TERMS	107

DOCUMENTS INCORPORATED BY REFERENCE	108

SUMMARY

A summary in this form is required to be included in the prospectus by the Prospectus Directive and related regulations. Summaries are made up of disclosure requirements known as ‘Elements’. These elements are numbered in Sections A – E (A.1 – E.7). This summary contains all the Elements required to be included in a summary for this type of securities and issuer under the Prospectus Directive and related regulations. Because some Elements are not required to be addressed, there may be gaps in the numbering sequence of the Elements. Even though an Element may be required to be inserted in the summary because of the type of securities and issuer, it is possible that no relevant information can be given regarding the Element. In this case a short description of the Element is included in the summary together with an indication that such Element is ‘not applicable’.

Section A – Introduction and Warnings

A.1	Introduction and Warnings

This summary should be read as an introduction to this Prospectus. Any decision to invest in the Ordinary Shares should be based on a consideration of this Prospectus as a whole by the investor. Where a claim relating to the information contained in this prospectus is brought before a court, the plaintiff investor might, under the national legislation of the member states of the European Economic Area, have to bear the costs of translating this prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary including any translation thereof, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in such securities.

Section B – The Issuer

B.1	Legal and commercial name of the Company	ASML Holding N.V.
B.2	Legal form and jurisdiction of organisation of the Company	The Company is a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands.
B.3	Current operations and principal activities	ASML is one of the world’s leading providers (measured in revenues) of advanced technology systems for the semiconductor industry. ASML offers an integrated portfolio of lithography systems mainly for manufacturing complex integrated circuits (“ICs”), also known as semiconductors or chips. ASML supplies lithography systems to IC manufacturers throughout Asia, the United States and Europe and also provides its customers with a full range of support services from advanced process and product applications knowledge to complete round-the-clock service support.

ASML’s business model is based on outsourcing production of a significant part of the components and modules that comprise the lithography systems, working in partnership with suppliers from all over the world. ASML’s manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning / testing of a finished system from components and modules that are manufactured to ASML’s specifications by third parties and by ASML. All of the manufacturing activities (subassembly, final assembly and system fine tuning / testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. ASML procures stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery.

The three major customer sectors to which the Company sells its products are logic processor chip makers (“Logic”), Nand-Flash memory (“Nand-Flash”) chip makers and dynamic random access memory (“DRAM”) chip makers. ASML’s product development strategy focuses on the development of product families based on a modular, upgradeable design.

Furthermore, ASML continuously develops and sells a range of product options and enhancements designed to increase productivity and improve imaging and overlay to optimize value of ownership over the entire life of its systems.

ASML believes that continued and timely development and introduction of new and enhanced systems are essential for ASML to maintain its competitive position. As a result, ASML has historically devoted a significant portion of the financial resources to research and development (“R&D”) programs, and ASML expects to continue to allocate significant resources to these efforts. ASML is also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. ASML aims to own or license its jointly developed technology and designs of critical components.
B.4a	Significant recent trends	ASML sees sustained demand from the Logic sector as the planned 28 nanometer node strategic build-up to a worldwide capacity of 300,000 wafer starts per month is expected to be achieved by mid-2013, and as the 22 nanometer logic ramp will start in the second half of 2013. Spending by memory customers is expected to remain subdued in the fourth quarter of 2012 and the first quarter of 2013.
B.5	The Company’s group	ASML is a holding company that operates through its subsidiaries. All of the Company’s subsidiaries are (directly or indirectly) wholly-owned.
B.6	Major Shareholders	The following holders of Ordinary Shares have a holding of at least 5% of the share capital or voting rights in the Company (based on public filings with the AFM and the SEC): Capital Research & Management Company (10.6% of voting rights, 0% of Ordinary Shares), Capital Group International, Inc (12.3% of voting rights, 0% of Ordinary Shares), Stichting Administratiekantoor MAKTSJAB (15% of voting rights, 15% of Ordinary Shares), Intel Corporation (indirectly) (“Intel”) (15% of voting rights, Depositary Receipts corresponding to 15% of Ordinary Shares), Stichting Administratiekantoor TSMC (5% of voting rights, 5% of Ordinary Shares), Taiwan Semiconductor Manufacturing Company Ltd (indirectly) (“TSMC”) (5% of voting rights, Depositary Receipts corresponding to 5% of Ordinary Shares).

The Customer Stichtingen, including Stichting Administratiekantoor MAKTSJAB and Stichting Administratiekantoor TSMC, do not vote on the Ordinary Shares held by them unless instructed to do so by the Participating Customers in accordance with the shareholder agreements entered into in connection with the issuance of the Listing Shares to the Customer Stichtingen (the “Shareholder Agreements”). The Participating Customers, including Intel and TSMC, are not entitled to vote on the Listing Shares held by the Customer Stichtingen, except in certain exceptional circumstances.
B.7	Selected Key Historical Financial Information	The following information is derived from the audited consolidated financial statements for the years 2011, 2010 and 2009 contained in the statutory annual reports 2011, 2010 and 2009 respectively, the unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim reports for those periods, and the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011 respectively, all incorporated by reference in this Prospectus. The data should be read in conjunction with the consolidated financial statements and the related notes that have been incorporated in this Prospectus, and with the rest of this Prospectus, including “Operating and Financial Review”.

Consolidated Income Statement

	Nine months ended		Six months ended		Year ended
(in millions EUR, except per share data)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009

Net system sales	3,035.1	3,891.2	2,034.8	2,618.0	4,883.9	3,894.7	1,174.9
Net service and field option sales	673.3	548.9	444.8	363.6	767.1	613.2	421.2

Total net sales	3,708.4	4,440.1	2,479.6	2,981.6	5,651.0	4,507.9	1,596.1

Total cost of sales	2,193.6	2,569.1	1,469.0	1,696.2	3,299.3	2,696.1	1,210.9
Gross profit on sales	1,514.8	1,871.0	1,010.6	1,285.4	2,351.7	1,811.8	385.2

Research and development costs	210.6	392.6	150.2	258.4	492.1	468.1	304.7
Selling, general and administrative costs	177.6	159.5	107.2	104.8	216.1	182.4	156.5

Operating income (loss)	1,126.6	1,318.9	753.2	922.2	1,643.5	1,161.3	(76.0)

Interest income (expense), net	(4.0)	2.5	(1.1)	0.7	17.3	(7.7)	(7.9)
Income (loss) before income taxes	1,122.6	1,321.4	752.1	922.9	1,660.8	1,153.6	(83.9)

(Provision for) benefit from income taxes	(141.1)	(144.4)	(93.2)	(96.0)	(166.8)	(168.1)	2.5

Net income (loss)	981.5	1,177.0	658.9	826.9	1,494.0	985.5	(81.4)

Basic net income (loss) per Ordinary Share	n/a	n/a	1.60	1.91	3.51	2.26	(0.19)
Diluted net income (loss) per Ordinary Share(1)	n/a	n/a	1.59	1.89	3.48	2.24	(0.19)

Number of Ordinary Shares used in computing per share amounts (in millions):
Basic	n/a	n/a	410.6	432.9	425.6	435.1	432.6
Diluted(1)	n/a	n/a	413.8	436.5	429.1	439.0	432.6

(1)	The calculation of diluted net income per Ordinary Share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Consolidated Statement of Comprehensive Income

	Nine months ended		Six months ended		Year ended
(in thousands EUR)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009
Net income (loss)	981,575	1,177,082	658,936	826,950	1,494,071	985,453	(81,443)
Other comprehensive income:
Foreign currency translation, net of taxes:
Losses on the hedge of a net-investment	n/a	n/a	—	—	(1,829)	—	(13,116)
Gain (losses) on translation of foreign operations	n/a	n/a	(1,817)	1,769	(12,142)	27,306	4,573

Derivative financial instruments, net of taxes:
Fair value gain (losses) in the period	n/a	n/a	(15,293)	53,169	(4,610)	(49,175)	5,217
Transfers to net income (loss)	n/a	n/a	8,215	(30,843)	51,963	47,954	1,277

Other comprehensive income (loss) for the period, net of taxes	n/a	n/a	(8,895)	24,095	33,382	26,085	(2,049)

Total comprehensive income for the period, net of taxes	n/a	n/a	650,041	851,045	1,527,453	1,011,538	(83,492)
Attributable to equity holders	n/a	n/a	650,041	851,045	1,527,453	1,011,538	(83,492)

Consolidated Statement of Financial Position

(Before appropriation of net income/loss)

(in millions EUR)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009
ASSETS
Property, plant and equipment	1,036.9	1,060.3	1,169.2	960.2	1,053.6	745.3	662.2
Goodwill	154.9	147.9	159.5	140.7	155.1	150.1	139.6
Other intangible assets	411.4	236.3	357.0	247.3	268.0	277.0	346.9
Deferred tax assets	195.3	228.6	213.2	247.8	212.3	234.2	266.7
Finance receivables	44.7	—	—	—	—	28.9	—
Derivative financial instruments	94.0	82.8	81.4	49.5	92.5	71.8	55.9
Other assets	207.8	161.8	205.7	161.0	211.1	159.6	16.1

Total non-current assets	2,145.0	1,917.7	2,186.0	1,806.5	1,992.6	1,666.9	1,487.4
Inventories	1,935.8	1,460.0	1,737.5	1,616.7	1,632.7	1,500.1	986.4
Current tax assets	36.6	1.0	23.6	1.0	32.1	12.7	11.3
Derivative financial instruments	41.9	28.0	30.0	32.3	33.8	24.4	47.4
Finance receivables	221.6	116.2	122.3	61.9	78.9	12.6	21.6
Accounts receivable	326.8	811.8	631.7	895.1	880.6	1,123.5	377.4
Other assets	167.5	194.5	179.4	183.8	176.7	163.8	145.9
Short-term investments	1,040.0	—	850.0	—	—	—	—
Cash and cash equivalents[1]	5,118.8	2,838.1	1,851.8	2,742.1	2,731.8	1,949.8	1,037.1

Total current assets	8,889.0	5,449.6	5,426.3	5,532.9	5,566.6	4,786.9	2,627.1
Total assets	11,034.0	7,367.3	7,612.3	7,339.4	7,559.2	6,453.8	4,114.5

EQUITY AND LIABILITIES

Equity(1)	7,315.4	3,523.4	3,959.0	3,353.3	3,719.8	3,022.5	2,050.8
Long-term debt(2)	744.2	729.3	738.5	701.7	730.1	704.3	705.0
Derivative financial instruments	3.7	3.1	3.4	1.9	3.2	2.0	1.9
Deferred and other tax liabilities	255.0	209.0	239.6	211.0	203.4	185.0	264.0
Provisions	8.7	10.1	9.5	10.1	10.0	11.8	12.7
Accrued and other liabilities	405.3	861.5	587.5	831.9	659.9	371.0	42.4

(1)	The balance for the nine-month period ended September 30, 2012 includes an amount of EUR 3,016.1 million related to the Customer Co-Investment Program, which has been returned to the Shareholders (excluding the Participating Customers) via the Synthetic Share Buyback which has been completed in the three-month period ended December 31, 2012.

Consolidated Statement of Financial Position (continued)

(Before appropriation of net income/loss)

	Nine months ended		Six months ended		Year ended
(in millions EUR)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009
Total non-current liabilities	1,416.9	1,813.0	1,578.5	1,756.6	1,606.6	1,274.1	1,026.0
Provisions	2.3	2.2	2.4	2.1	2.3	2.3	2.5
Derivative financial instruments	7.2	29.0	11.9	6.7	37.1	32.9	15.6
Current portion of long-term debt(2)	2.6	2.6	2.6	2.6	2.6	1.4	—
Current and other tax liabilities	11.2	39.9	12.6	84.8	15.0	79.4	15.0
Accrued and other liabilities	1,885.5	1,437.2	1,699.0	1,509.0	1,731.5	1,485.8	798.4
Account payable	392.9	520.0	346.3	624.3	444.3	555.4	206.2
Total current liabilities	2,301.7	2,030.9	2,074.8	2,229.5	2,232.8	2,157.2	1,037.7

Total equity and liabilities	11,034.0	7,367.3	7,612.3	7,339.4	7,559.2	6,453.8	4,114.5

(2)	As of January 1, 2011, the current portion of long-term debt is presented as part of the current liabilities. The comparative figures of 2010 have been adjusted to reflect this change (EUR 1.4 million). The impact for 2009 is EUR 1.4 million.

Consolidated Statement of Changes in Equity

	Issued and outstanding shares		Share Premium	Retained Earnings	Treasury Shares at cost	Other Reserves[2]	Net Income (loss)	Total
(in thousands)	Number[1]	Amount
		EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at January 1, 2010	433,639	40,448	923,487	1,215,492	(219,623)	172,446	(81,443)	2,050,807

Appropriation of net loss	—	—	—	(81,443)	—	—	81,443	—

Components of statement of comprehensive income
Net income	—	—	—	—	—	—	985,453	985,453

Foreign currency translation, net of taxes	—	—	—	—	—	27,306	—	27,306

Derivative financial instruments, net of taxes	—	—	—	—	—	(1,221)	—	(1,221)
Total comprehensive income	—	—	—	—	—	26,085	985,453	1,011,538
Share-based payments	—	—	16,254	—	—	—	—	16,254
Dividend paid	—	—	—	(86,960)	—	—	—	(86,960)
Issuance of shares and stock options	2,954	265	(17,400)	(18,573)	66,531	—	—	30,823
Development expenditures	—	—	—	68,153	—	(68,153)	—	—

Balance at December 31, 2010	436,593	40,713	922,341	1,096,669	(153,092)	130,378	985,453	3,022,462

Appropriation of net income	—	—	—	985,453	—	—	(985,453)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	1,494,071	1,494,071

Foreign currency translation, net of taxes	—	—	—	—	—	(13,971)	—	(13,971)
Derivative financial instruments, net of taxes	—	—	—	—	—	47,353	—	47,353
Total comprehensive income	—	—	—	—	—	33,382	1,494,071	1,527,453

Purchases of treasury shares(3)	(25,675)	—			(700,452)	—	—	(700,452)

Cancellation of treasury shares	—	(1,897)	710	(372,614)	373,801	—	—	—

Share-based payments	—	—	7,819	—	—	—	—	7,819

Dividend paid	—	—	—	(172,645)	—	—	—	(172,645)

Issuance of shares and stock options	2,751	—	(10,392)	(16,346)	61,906	—	—	35,168

Consolidated Statement of Changes in Equity (continued)

Development expenditures	—	—	—	4,721	—	(4,721)	—	—

Balance at December 31, 2011	413,669	38,816	920,478	1,525,238	(417,837)	159,039	1,494,071	3,719,805
Appropriation of net income		—	—	1,494,071	—	—	(1,494,071)	—

Net income		—	—	—	—	—	658,936	658,936
Foreign currency translation, net of taxes		—	—	—	—	(1,817)	—	(1,817)
Financial instruments, net of taxes		—	—	—	—	(7,078)	—	(7,078)
Total comprehensive income		—	—	—	—	(8,895)	658,936	650,041

Purchases of treasury shares[3]	(7,114)	—	—	—	(252,396)	—	—	(252,396)
Cancellation of treasury shares		(1,030)	—	(293,722)	294,752			—
Share-based payments		—	9,920	—	—	—	—	9,920
Dividend paid		—	—	(188,892)	—	—	—	(188,892)
Issuance of shares	1,635	—	(5,294)	(2,850)	28,633	—	—	20,489
Development expenditures		—	—	(87,543)	—	87,543	—	—

Balance at July 1, 2012 (unaudited)	408,190	37,786	925,104	2,446,302	(346,848)	237,687	658,936	3,958,967

(1)	As of July 1, 2012, the number of issued shares was 419,852,514 (December 31, 2011: 431,294,790; December 31, 2010: 444,480,095). This includes the number of issued and outstanding shares of 408,190,137 (December 31, 2011: 413,669,257; December 31, 2010: 436,592,972) and the number of treasury shares of 11,662,377 (December 31, 2011: 17,625,533; December 31, 2010: 7,887,123).
(2)	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
(3)	During the six-month period ended July 1, 2012, ASML repurchased shares for an amount of EUR 252.4 million (December 31, 2011: EUR 700.5 million). As of July 1, 2012, EUR 7.9 million of the total repurchase amount remained unpaid and is recorded in accrued and other current liabilities (December 31, 2011: nil).

During and subsequent to the nine month period ended September 30, 2012 three events occurred that constituted (or will constitute) a significant change to the Company’s financial position. Firstly, on September 12, 2012 and October 31, 2012, ASML issued the Listing Shares in connection with the Customer Co-Investment Program against a total cash consideration or EUR 3,853,952,133. Secondly, on November 24, 2012 ASML used the net proceeds from the issue of the Listing Shares and an additional amount of EUR 293,945 out of the reserves to make a capital re-payment in the amount of EUR 3,854,246,078 on all of its Issued Ordinary Shares except for the Ordinary Shares held by the Customer Stichtingen by virtue of the Synthetic Share Buyback. Lastly, on October 17, 2012 ASML announced that it will acquire Cymer Inc. (“Cymer”). The completion of the acquisition of Cymer is expected to occur in the first half of 2013, and is subject to customary closing conditions, including review by U.S. and international regulators and approval by Cymer’s shareholders.

B.8	Selected key pro forma financial information	Not applicable.
B.9	Profit forecast	Not applicable. The Company does not present a profit forecast in this Prospectus.
B.10	Historical Audit Report Qualifications	Not applicable. The auditor’s reports on the published statutory financial statements for the years ended December 31, 2011, 2010 and 2009 incorporated by reference in this Prospectus are unqualified.

B.11	Working capital	Not applicable. ASML believes that its working capital is sufficient for its present requirements; that is, for at least 12 months following the date of this Prospectus.

Section C – Listing Shares

C.1	Description of the Listing Shares	The Listing Shares are Ordinary Shares, with ISIN code NL0010273215.
C.2	Currency of the Listing Shares	The Listing Shares are denominated in Euro.
C.3	Number of Shares and par value	As per December 31, 2011, the number of Ordinary Shares Issued was 431,294,790. All Ordinary Shares Issued are fully paid up. The Ordinary Shares each have a par value of EUR 0.09.

No ordinary shares B (“Ordinary Shares B”) or cumulative preference shares (“Cumulative Preference Shares”) are issued. The Cumulative Preference Shares each have a par value of EUR 0.09. The Ordinary Shares B have a par value of EUR 0.01.
C.4	Rights attached to Ordinary Shares	Holders of Ordinary Shares are entitled to cast nine votes per Ordinary Share held. Ordinary Shares entitle their holders to any future dividends payable to holders of Ordinary Shares. Holders of Ordinary Shares have a pre-emptive right of subscription, in proportion to the aggregate nominal amount of the Ordinary Shares held by them, to any issuance of Ordinary Shares for cash, which right may be restricted or excluded. Holders of Ordinary Shares have no pro rata pre-emptive right of subscription to any Ordinary Shares issued for consideration other than cash or Ordinary Shares issued to employees of ASML.
C.5	Restrictions on transferability	Participating Customers may not, without prior written consent of ASML, transfer any ASML shares or Depositary Receipts (the “Lock-Up Restriction”) until two years and six months after the date of the Shareholder Agreement, or earlier in case of termination of the relevant non-recurring research and development engineering funding agreement (“NRE Funding Agreement”), or the occurrence of a termination event (a “Shareholder Agreement Termination Event”) in relation to the Shareholder Agreements (the “Lock-Up Period”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20% of ASML’s shares. Participating Customers are not permitted to transfer their ASML shares in connection with an offer that is not recommended by ASML’s supervisory board (“Supervisory Board”) or board of management (“Board of Management”), except under limited circumstances.

In addition, Participating Customers may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ Stock Market LLC (“NASDAQ”) or another securities exchange more than (i) in respect of Intel, 4% of the outstanding shares of ASML and (ii) in respect of TSMC, 2.5% of the outstanding shares of ASML and (iii) in respect of Samsung, 1.5% of the outstanding shares of ASML. There are also restrictions on Participating Customers’ ability to transfer ASML shares to certain competitors or customers of ASML.
C.6	Listing and admission to trading	The Ordinary Shares are listed on NYSE Euronext Amsterdam under the symbol “ASML” and on NASDAQ. Application has been made to list the Listing Shares on NYSE Euronext Amsterdam under the existing symbol “ASML” and with ISIN code NL0010273215.
C.7	Dividend policy	As part of the financing policy, ASML aims to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the annual General Meeting with respect to the amount of dividend to be declared with respect to the prior year.

The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on ASML’s potential future liquidity requirements, including for investments in production capacity, the funding of ASML’s R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws.

Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect any particular year in the future.

Section D – Risks

D.1	Key risks relating to ASML and the industry in which it operates	An investment in Ordinary Shares involves substantial risks and uncertainties. These risks and uncertainties include, among others, those listed below.

Risks relating to the semiconductor industry

• The Semiconductor Industry is Highly Cyclical and ASML May be Adversely Affected by Any Downturn

• Business Will Suffer If ASML Does Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry

• ASML Faces Intense Competition

Risks relating to ASML

• The Number of Systems ASML Can Produce is Limited by its Dependence on a Limited Number of Suppliers of Key Components

• A High Percentage of Net Sales is Derived From a Few Customers

• ASML Derives Most of its Revenues From the Sale of a Relatively Small Number of Products

• The Pace of Introduction of ASML’s New Products is Accelerating and is Accompanied by Potential Design and Production Delays and by Significant Costs

• Failure to Adequately Protect the Intellectual Property Rights upon which ASML Depend Could Harm the Business

• Defending Against Intellectual Property Claims Brought by Others Could Harm the Business

• ASML is Subject to Risks in its International Operations

• ASML is Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

• Because of Labor Laws and Practices, any Workforce Reductions that ASML May Seek to Implement in Order to Reduce Costs Company-Wide May be Delayed or Suspended

• Fluctuations in Foreign Exchange Rates Could Harm ASML’s Results of Operations

• ASML May be Unable to Make Desirable Acquisitions or to Integrate Successfully any Businesses ASML Acquires

• ASML May Not Realize Expected Benefits from the Cymer Acquisition

• Business and Future Success Depend on ASML’s Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees

D.3	Key risks relating to the Ordinary Shares	Risks relating to Ordinary Shares

• ASML May not Declare Cash Dividends at All or in Any Particular Amounts in Any Given Year

• The Price of Ordinary Shares is Volatile

• Restrictions on Shareholder Rights May Dilute Voting Power

• The Participating Customers together own a significant amount of the
Ordinary Shares

Section E – Offer

E.1	Net Proceeds and Expenses

The net proceeds from the Issue amount to EUR 3,853,952,133.

The Company estimates that the expenses of the Issue and admission to listing and trading of the Listing Shares amount to approximately EUR [—].

E.2a	Reasons for the Issue and use of proceeds

The Listing Shares have been issued in connection with the Customer Co-Investment Program, which involves a commitment by the Participating Customers to provide NRE funding for next generation lithography technologies, together with an entitlement for those Participating Customers committing to such funding to invest in Ordinary Shares. Intel, TSMC and Samsung participate in the Customer Co-Investment Program.

The net proceeds from the Issue have been used by the Company to make a capital re-payment on all of its Issued Ordinary Shares except for the Ordinary Shares held by the Customer Stichtingen by virtue of the Synthetic Share Buyback.

E.3	Terms and conditions	Not applicable. The Issue has been completed prior to the date of this Prospectus. The Prospectus is not published in connection with any offering.
E.4	Interests material to the Issue including conflicts of interests	The Participating Customers contribute funds to ASML’s R&D projects which creates risk sharing while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The equity investment by the Participating Customers gives those customers an economic interest in the success of ASML’s development efforts.
E.5	Name of the person or entity offering the Ordinary Shares; Lock-up arrangements	The Participating Customers agreed to the Lock-Up Restriction for the duration of the Lock-Up Period. The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20% of ASML’s shares. Participating Customers are not permitted to transfer their ASML shares in connection with an offer that is not recommended by the Supervisory Board or Board of Management, except under limited circumstances.
E.6	Amount and percentage of dilution resulting from the offer	Not applicable, as this Prospectus does not relate to the offer of the Listing Shares.
E.7	Estimated expenses charged to investors in connection with the offer	Not applicable, as this Prospectus does not relate to the offer of the Listing Shares.

RISK FACTORS

Before investing in Ordinary Shares, prospective investors should consider carefully all of the information in this Prospectus, including the following specific risks and uncertainties in addition to the other information set out in this Prospectus. If any of the following risks actually occurs, ASML’s business, results of operations or financial condition could be materially adversely affected. In that event, the value of the Ordinary Shares could decline and an investor might lose part or all of the investor’s investment. Although ASML believes that the risks and uncertainties described below are all material risks and uncertainties facing ASML’s business and the Ordinary Shares, there may be additional risks and uncertainties relating to ASML or the Ordinary Shares. Additional risks and uncertainties not presently known to ASML or that ASML currently deems not to be material, could become material in the future.

Prospective investors should read the detailed information set out elsewhere in this Prospectus and should form their own views before making an investment decision with respect to any Ordinary Shares. Furthermore, before making an investment decision with respect to any Ordinary Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers and carefully review the risks associated with an investment in the Ordinary Shares and consider such an investment decision in light of the prospective investor’s personal circumstances.

Risks Relating to the Semiconductor Industry

The Semiconductor Industry Is Highly Cyclical and ASML May Be Adversely Affected by Any Downturn

As a supplier to the global semiconductor industry, ASML is subject to the industry’s business cycles, the timing, duration and volatility of which are difficult to predict. The semiconductor industry has historically been cyclical. Sales of ASML’s lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;

•	semiconductor prices;

•	semiconductor production costs;

•	changes in semiconductor inventory levels;

•	general economic conditions; and

•	access to capital.

Reductions or delays in capital equipment purchases by ASML’s customers could have a material adverse effect on business, financial condition and results of operations.

In an industry downturn, the ability to maintain profitable will depend substantially on whether ASML is able to lower costs and break-even level, which is the level of sales that ASML must reach in a year to achieve net income. If sales decrease significantly as a result of an industry downturn and ASML is unable to adjust its costs over the same period, the net income may decline significantly or ASML may suffer losses. As ASML needs to keep certain levels of inventory on hand to meet anticipated product demand, ASML may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on the business, financial condition and results of operations.

The ongoing financial crises that have affected the international banking system and global financial markets since 2008 have been in many respects unprecedented. Concerns persist over the debt burden of certain countries of the Economic and Monetary Union (“Eurozone”) and their ability to meet future obligations, the overall stability of the euro, and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. These concerns could lead to the re-introduction of the individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by the laws in effect at that time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of ASML’s euro-denominated assets and obligations. In addition, remaining concerns over the effect of this financial crisis on financial institutions in Europe and globally, and the instability of the financial markets and the global economy in general could result in a number of follow-on effects on ASML’s business, including (i) declining business and consumer confidence resulting in reduced, delayed or shorter-term capital expenditures for ASML’s products; insolvency of key suppliers resulting in product delays, (ii) the inability of customers to obtain credit to finance purchases of ASML’s products, delayed payments from its customers and/or customer insolvencies and (iii) other adverse effects that ASML cannot currently anticipate. If global economic and market conditions deteriorate, ASML is likely to experience material adverse impacts on its business, financial condition and results of operations.

Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, ASML must maintain sufficient manufacturing capacity and inventory and must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. ASML’s ability to predict the timing and magnitude of industry fluctuations is limited and products require significant lead-time to complete. Accordingly, ASML may not be able to effectively increase production capacity to respond to an increase in customer demand in an industry upturn resulting in lost revenues, damage to customer relationships and may lose market share.

Business Will Suffer If ASML Does Not Respond Rapidly to Commercial and Technological Changes in the Semiconductor Industry

The semiconductor manufacturing industry is subject to:

•	rapid change towards more complex technologies;

•	frequent new product introductions and enhancements;

•	evolving industry standards;

•	changes in customer requirements; and

•	continued shortening of product life cycles.

ASML’s products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to ASML’s products or in market demand for products based on a particular technology. ASML’s success in developing new products and in enhancing ASML’s existing products depends on a variety of factors, including the successful management of ASML’s research and development programs and timely completion of product development and design relative to competitors. If ASML does not develop and introduce new and enhanced systems at competitive prices and on a timely basis, customers will not integrate ASML’s systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on the business, financial condition and results of operations.

In particular, ASML is investing considerable financial and other resources to develop and introduce new products and product enhancements, such as Extreme Ultraviolet lithography (“EUV”) and 450mm wafer technology. If ASML is unable to complete these developments and introductions or if the customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products or for any other reasons, ASML would not recoup all of ASML’s investments in these technologies or products, which would result in the recording of impairment charges on these investments, which could have a material adverse effect on ASML’s business, financial condition and results of operations.

The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by ASML and its suppliers, as well as infrastructure developments in masks and photoresists, without which the tools cannot achieve the productivity and yield required to economically justify the higher price of these tools. This could discourage or result in much slower adoption of this technology.

ASML Faces Intense Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in ASML’s market are:

•	the technical performance characteristics of a lithography system;

•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;

•	the exchange rate of the euro particularly against the Japanese yen which results in varying prices and margins;

•	the strength and breadth of ASML’s portfolio of patents and other intellectual property rights; and

•	customers’ desire to obtain lithography equipment from more than one supplier.

ASML’s competitiveness increasingly depends upon the ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis, as well as the ability to protect and defend ASML’s intellectual property rights.

ASML competes primarily with Nikon Corporation (“Nikon”) and to a lesser degree with Canon Kabushiki Kaisha (“Canon”). Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with ASML’s products, which may cause a decline in sales or a loss of market acceptance for ASML lithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the U.S. dollar could further intensify price-based competition in those regions that account for the majority of ASML’s sales, resulting in lower prices and margins and a material adverse effect on the business, financial condition and results of operations. In addition, to competitors in lithography, ASML may face competition with respect to alternative technologies for the non-critical layers and from alternative technologies for all layers. In the event the delivery of new technology is delayed, ASML’s customers may turn to alternative technology equipment and/or their own installed base as a substitute for purchasing ASML’s products.

Risks Relating to ASML

The Number of Systems ASML Can Produce is Limited by Its Dependence on a Limited Number of Suppliers of Key Components

ASML relies on outside vendors for the components and subassemblies used in its systems, each of which is obtained from a single supplier or a limited number of suppliers. ASML’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

The number of lithography systems ASML is able to produce is limited by the production capacity of Carl Zeiss SMT AG (“Zeiss”). Zeiss is ASML’s single supplier of lenses and other critical optical components. If Zeiss were unable to maintain and increase production levels or if ASML is unable to maintain its business relationship with Zeiss in the future ASML could be unable to fulfil orders, which could damage relationships with current and prospective customers and have a material adverse effect on the business, financial condition and results of operations. If Zeiss were to terminate its relationship with ASML or if Zeiss were unable to maintain production of lenses over a prolonged period, ASML would effectively cease to be able to conduct its business.

In addition to Zeiss’ current position as ASML’s single supplier of lenses, the excimer laser illumination systems that provide the ultraviolet light source used in ASML high resolution steppers and step & scan systems, and the extreme ultraviolet light source, used in ASML’s second-generation (“NXE”) EUV systems, are available from only a very limited number of suppliers.

Although the timeliness, yield and quality of deliveries to date from other subcontractors generally have been satisfactory, manufacturing some of these components and subassemblies that ASML uses in the manufacturing processes is an extremely complex process and delays caused by suppliers may occur in the future. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires ASML to seek alternative sources of supply, could significantly hinder the ability to deliver products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on ASML’s business, financial condition and results of operations.

A High Percentage of Net Sales Is Derived from a Few Customers

Historically, ASML has sold a substantial number of lithography systems to a limited number of customers. ASML expects customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. Consequently, while the identity of ASML’s largest customers may vary from year to year, ASML expects sales to remain concentrated among relatively few customers in any particular year. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on ASML’s business, financial condition and results of operations.

Additionally, as a result of ASML’s limited number of customers, credit risk on the receivables is concentrated. ASML’s three largest customers (based on net sales) accounted for 42.5 percent of accounts receivable at July 1, 2012 and 17.8 percent of accounts receivable at June 26, 2011. As a result, business failure or insolvency of one of ASML’s main customers may have a material adverse effect on its business, financial condition and results of operations.

ASML Derives Most of Its Revenues from the Sale of a Relatively Small Number of Products

ASML derives most of its revenues from the sale of a relatively small number of lithography equipment systems (222 units in 2011 and 197 units in 2010), with an average selling price (“ASP”) in 2011 of EUR 22.0 million (EUR 24.5 million for new systems and EUR 3.8 million for used systems) and an ASP in 2010 of EUR 19.8 million (EUR 24.1 million for new systems and EUR 4.4 million for used systems). As a result, the timing of recognition of revenue from a small number of product sales may have a significant impact on ASML’s net sales and operating results for a particular reporting period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	a downturn in the highly cyclical semiconductor industry;

•	unanticipated shipment rescheduling;

•	cancellation or order push-back by customers;

•	unexpected manufacturing difficulties; and

•	delays in deliveries by suppliers,

may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below expected net sales, and may have a material adverse effect on operating results for that period. In particular ASML’s published quarterly earnings may vary significantly from quarter to quarter and may vary in the future for the reasons discussed above.

The Pace of Introduction of ASML’s New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays and By Significant Costs

The development and initial production, installation and enhancement of the systems ASML produces is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While ASML expects and plans for a corresponding learning-curve effect in ASML products development cycle, ASML cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, ASML anticipates that this learning-curve effect will continue to present increasingly difficult challenges with every new generation as a result of increasing technological complexity. There is a risk that ASML may not be able to introduce or bring to full-scale production new products as quickly as ASML anticipates in its product introduction plans, which could have a material adverse effect on the business, financial condition and results of operations.

For the market to accept technology enhancements, ASML’s customers, in many cases, must upgrade their existing technology capabilities. Such upgrades from established technology may not be available to customers to enable volume production using ASML’s new technology enhancements. This could result in ASML customers not purchasing, or pushing back or cancelling orders for technology enhancements, which could negatively impact ASML’s business, financial condition and results of operations.

Failure to Adequately Protect the Intellectual Property Rights upon which ASML Depend Could Harm the Business

ASML relies on intellectual property rights such as patents, copyrights and trade secrets to protect proprietary technology. However, ASML faces the risk that such measures could prove to be inadequate because:

•	intellectual property laws may not sufficiently support its proprietary rights or may change in the future in a manner adverse to ASML;

•	patent rights may not be granted or construed as ASML expects;

•	patents will expire which may result in key technology becoming widely available that may hurt ASML’s competitive position;

•	the steps ASML takes to prevent misappropriation or infringement of ASML’s proprietary rights may not be successful; and

•	third parties may be able to develop or obtain patents for similar competing technology.

In addition, litigation may be necessary to enforce ASML’s intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavourably to us, could have a material adverse effect on the business, financial condition and results of operations.

Defending Against Intellectual Property Claims Brought By Others Could Harm the Business

In the course of business, ASML is subject to claims by third parties alleging that its products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit ASML from developing technology and manufacturing products, which could have a material adverse effect on ASML’s business, financial condition and results of operations.

In addition, customers may be subject to claims of infringement from third parties, alleging that ASML products used by such customers in the manufacture of semiconductor products and/or the processes relating to the use of ASML products infringe one or more patents issued to such parties. If such claims were successful, ASML could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on ASML’s business, financial condition and results of operations.

ASML may also incur substantial licensing or settlement costs where doing so would strengthen or expand intellectual property rights or limit exposure to intellectual property claims brought by others, which may have a material adverse effect on ASML’s business, financial condition and results of operations.

ASML Is Subject to Risks in its International Operations

The majority of ASML’s sales are made to customers outside Europe. There are a number of risks inherent in doing business in some of those regions, including the following:

•	potentially adverse tax consequences;

•	unfavourable political or economic environments;

•	unexpected legal or regulatory changes; and

•	an inability to effectively protect intellectual property.

If ASML is unable to manage successfully the risks inherent in international activities, ASML’s business, financial condition and results of operations could be materially and adversely affected.

In particular, 30.0% of ASML’s six-month period ended July 1, 2012 revenues and 26.4% of the six-month period ended June 26, 2011 revenues were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on ASML’s business, financial condition and results of operations.

ASML Is Dependent on the Continued Operation of a Limited Number of Manufacturing Facilities

All of ASML’s manufacturing activities, including subassembly, final assembly and system testing, take place in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. ASML cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favourable terms. Such a disruption could have a material adverse effect on ASML’s business, financial condition and results of operations.

Because of Labor Laws and Practices, Any Workforce Reductions That ASML May Seek to Implement in Order to Reduce Costs Company-wide May Be Delayed or Suspended

The semiconductor market is highly cyclical and as a consequence ASML may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which ASML operates, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of its planned workforce reductions. For example, ASML Netherlands B.V., ASML’s operating subsidiary in the Netherlands, has a works council (“Works Council”), as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but ASML nonetheless determines to proceed, it must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer, “Enterprise Chamber”). This appeal process can cause a delay of several months and may require ASML to address any procedural inadequacies identified by the court in the way ASML reached its decision. Such delays could impair ASML’s ability to reduce costs company-wide to levels comparable to those of ASML’s competitors. See also “Management and Employees – Supervisory Board”.

Fluctuations in Foreign Exchange Rates Could Harm ASML’s Results of Operations

ASML is exposed to currency risks. ASML is particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the Euro as it incurs manufacturing costs for its systems predominantly in Euros while portions of its net sales and cost of sales are denominated in U.S. dollars and Japanese yen.

In addition, a portion of ASML’s assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of ASML’s assets, liabilities and operating results are denominated in currencies other than the Euro and the U.S. dollar. ASML’s consolidated financial statements are expressed in Euros. Accordingly, results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the Euro and various currencies. In general, customers run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the Euro might impact the ability of customers to purchase ASML products.

Furthermore, a strengthening of the Euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of sales, resulting in lower prices and margins and a material adverse effect on ASML’s business, financial condition and results of operations.

ASML May Be Unable to Make Desirable Acquisitions or to Integrate Successfully Any Businesses ASML Acquires

ASML’s future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand ASML’s current business or products or that might otherwise offer ASML growth opportunities. ASML’s ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.

Any acquisition that ASML does make would pose risks related to the integration of the new business or technology with its business. ASML cannot be certain that it will be able to achieve the benefits it expects from a particular acquisition or investment. Acquisitions may also strain managerial and operational resources, as the challenge of managing new operations may divert staff from monitoring and improving operations in ASML’s existing business. ASML’s business, financial condition and results of operations may be materially and adversely affected if it fails to coordinate resources effectively to manage both existing operations and any businesses it acquires.

ASML May Not Realize Expected Benefits from the Cymer acquisition

ASML expects that the acquisition of Cymer will make EUV technology more efficient, prevent delays in the introduction of EUV technology, and simplify the supply chain of EUV modules. Achieving the benefits of the merger will depend in part on the integration of ASML’s development organization, operations and personnel with those of Cymer in a timely and efficient manner, so as to minimize the risk that the transaction will result in the loss of customers or key employees of Cymer or the diversion of the attention of management. There can be no assurance that the Company and Cymer will be successfully integrated or that any of the anticipated benefits will be realized. Even if ASML is able to successfully integrate Cymer, there is no assurance that this transaction will result in successful development of EUV technology.

In addition, the Cymer acquisition is subject to closing conditions, including review by U.S. and international regulators and approval by Cymer’s shareholders. Although closing is expected to occur within the first half of 2013, there is no assurance that the transaction will be completed within the expected time period or at all.

Business and Future Success Depend on ASML’s Ability to Attract and Retain a Sufficient Number of Adequately Educated and Skilled Employees

Business and future success significantly depend upon ASML’s employees, including a large number of highly qualified professionals, as well as ASML’s ability to attract and retain employees. Competition for such personnel is intense, and ASML may not be able to continue to attract and retain such personnel. ASML may not be able to hire sufficient numbers of qualified employees to execute the EUV and 450mm R&D programs associated with the non-recurring research and development (“NRE”) commitments under the Customer Co-Investment Program. This could adversely affect ASML’s business, financial condition and results of operations.

In addition, the increasing complexity of ASML’s products results in a longer learning-curve for new and existing employees leading to an inability to decrease cycle times and incurring significant additional costs, which could adversely affect ASML’s business, financial condition and results of operations.

Risks Relating to Ordinary Shares

ASML May Not Declare Cash Dividends At All or In Any Particular Amounts In Any Given Year

ASML aims to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the General Meeting with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on the potential future liquidity requirements, including for investments in production capacity, the funding of ASML’s research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or pay a lower dividend with respect to any particular year in the future, which could have a negative effect on the price of the Ordinary Shares.

The Price of Ordinary Shares is Volatile

The current market price of Ordinary Shares may not be indicative of prices that will prevail in the future. In particular, the market price of Ordinary Shares has in the past experienced significant fluctuation, including fluctuation that is unrelated to ASML’s performance. This fluctuation may continue in the future.

Restrictions on Shareholder Rights May Dilute Voting Power

ASML’s articles of association (“Articles of Association”) provide that ASML is subject to the provisions of Dutch law applicable to large corporations, called ‘structuurregime’. These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the Supervisory Board. As a result, holders of Ordinary Shares may have more difficulty in protecting their interests in the face of actions by members of the Supervisory Board than if ASML was incorporated in the United States or another jurisdiction. See also “Management and Employees – Two-tier board structure and structure regime”.

ASML’s authorized share capital also includes a class of Cumulative Preference Shares and ASML has granted the ASML preference shares foundation (Stichting Preferente Aandelen ASML, the “Foundation”), an option to acquire, at their nominal value of EUR 0.09 per share, such Cumulative Preference Shares (the “Preference Share Option”). Exercise of the Preference Share Option would effectively dilute the voting power of outstanding Ordinary Shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of voting shares. See also “Description of Share Capital – Share Capital – Cumulative Preference Shares”.

The Participating Customers together own a significant amount of the Ordinary Shares

In the Customer Co-Investment Program, Intel, TSMC and Samsung Electronics Corporation (“Samsung”) through certain wholly owned subsidiaries, acquired an interest in the share capital of the Company of 15%, 5% and 3%, respectively (following the Synthetic Share Buyback).

The interests of the Participating Customers may not always coincide with the interests of other holders of ASML’s Shares (“Shareholders”). The Listing Shares acquired by the Participating Customers are held by the Customer Stichtingen which have issued Depositary Receipts to wholly owned subsidiaries of the Participating Customers and the Participating Customers may only vote in General Meetings in exceptional circumstances (see “Material Contracts – Customer Co-investment Program”). When such exceptional circumstances occur, the Participating Customers and in particular Intel will be able to influence matters requiring approval by the General Meeting and may vote their Ordinary Shares in a way with which other Shareholders may not agree.

The Participating Customers have also agreed to the Lock-Up Restrictions for the duration of the Lock-Up Period. Upon expiry of such period the Ordinary Shares held by Participating Customers are freely transferable, subject to orderly market arrangements and certain other restrictions. See “Material Contracts -Customer Co-Investment Program – Shareholder Agreements”.

IMPORTANT INFORMATION

The Company accepts responsibility for the information contained in this Prospectus. To the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, the information contained in this Prospectus is in accordance with the facts and contains no omission likely to affect its import. Potential investors should not assume that the information in this Prospectus is accurate as of any other date than the date of this Prospectus.

No person is or has been authorised to give any information or to make any representation in connection with the Issue, other than as contained in this Prospectus, and, if given or made, any other information or representations must not be relied upon as having been authorized by ASML. The delivery of this Prospectus at any time after the date hereof will not, under any circumstances, create any implication that there has been no change in the Company’s affairs since the date hereof or that the information set forth in this Prospectus is correct as of any time since its date.

Presentation of Financial and Other Information

The historical financial information contained in this Prospectus is based on the audited consolidated financial statements for the years 2011, 2010 and 2009 contained in the statutory annual reports 2011, 2010 and 2009 respectively, the unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim reports for those periods, and the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011 respectively, all prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU”), and except where stated otherwise, where in the financial information contained in “Selected Historical Financial Information” and in “Operating and Financial Review” reference is made to ‘ASML’, ASML Holding N.V. and all of its subsidiaries and the variable interest entities in which ASML is the primary beneficiary are meant.

This Prospectus will be published in English only. Terms used in this Prospectus are defined in “Definitions” and in the “Glossary of Selected Terms”.

Certain figures contained in this Prospectus, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances the sum of the numbers in the text or a column or a row in tables contained in, or incorporated by reference in, this Prospectus may not conform exactly to the total figure given for that column or row.

All references in this Prospectus to “EUR”, “euro” or “€” are to the currency introduced at the start of the third stage of the Economic and Monetary Union, pursuant to the treaty establishing the European Economic Community, as amended by the treaty on the European Union.

Market and Industry Information

All references to market data, industry statistics and industry forecasts in this Prospectus consist of estimates compiled by industry professionals, organisations, analysts, publicly available information or ASML’s own knowledge of its sales and markets.

Industry publications generally state that their information is obtained from sources they believe reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. Although ASML believes these sources are reliable, ASML cannot guarantee their accuracy and completeness as ASML does not have access to the information, methodology and other bases for such information and has not independently verified the information.

In this Prospectus, ASML makes certain statements regarding its competitive and market position. ASML believes these statements to be true, based on market data, industry statistics and publicly available information. The information in this Prospectus that has been sourced from third parties has been accurately reproduced and, as far as the Company is aware and able to ascertain from the information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading. The Company has not independently verified these data or determined the reasonableness of the assumptions used by their compilers, nor have data from independent sources been audited in any manner.

No Incorporation of Website

The contents of ASML’s website (http://www.asml.com/), including any websites accessible from hyperlinks on that website, do not form part of, or are incorporated by reference into, this Prospectus.

Notice to Investors

The distribution of this Prospectus and the acceptance, delivery, transfer, exercise, purchase of, subscription for, or trade in the Listing Shares may be restricted by law in certain jurisdictions. Persons in possession of this Prospectus are required to inform themselves about and to observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities law of any such jurisdiction. This Prospectus may not be used for, or in connection with, and does not constitute, any offer to sell, or an invitation to purchase, any of the Listing Shares in any jurisdiction in which such offer or invitation is not authorised or would be unlawful. Neither this Prospectus, nor any related materials, may be distributed or transmitted to, or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

The content of this Prospectus is not to be considered or interpreted as legal, financial or tax advice. Each prospective investor should consult his own stockbroker, bank manager, auditor or other financial, legal or tax advisers before making any investment decision with regard to the Listing Shares to consider such investment decision in light of the prospective investor’s personal circumstances.

Notice to Investors in the United States

The securities referred to in this prospectus have not been registered under the United States Securities Act of 1933 and were offered and sold in the United States solely pursuant to an exemption for such registration requirements.

Forward Looking Statements

This Prospectus contains certain forward-looking statements concerning ASML’s future operations, economic performances, financial conditions and financing plans, including, but not limited to, such things as working capital, business strategy and measures to implement strategy, competitive strengths, the acquisition of Cymer, the success of its research and development programs, goals and its business and operations and references to future success. These statements can generally be identified by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These forward-looking statements are based on certain assumptions made by the Board of Management taking into account information currently available. Whether actual results and developments will conform to the Company’s expectations and predictions is subject to a number of risks and uncertainties, particularly in the current economic climate and in view of rapidly changing market and sector conditions, as well as the risk factors discussed in this Prospectus.

In addition, ASML may not be able to recognise or act on changing market developments. There can be no assurance that the actual results or developments anticipated by ASML will be realised or, even if substantially realised, that they will have the expected consequences for or effects on ASML and its subsidiaries or their business or operations.

These forward-looking statements speak only as of the date of this Prospectus. Except as required by law, ASML undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Shareholders in Connection with the Proposed Cymer Transaction

The proposed merger with Cymer will be submitted to the stockholders of Cymer for their consideration. In connection with the proposed merger, Cymer has filed a proxy statement with the U.S. Securities and Exchange Commission (the “SEC”), and ASML has filed a registration statement on Form F-4 with additional information concerning the transaction, including a proxy statement/prospectus.

CYMER STOCKHOLDERS ARE ADVISED TO READ THESE DOCUMENTS CAREFULLY (WHEN THEY BECOME AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement, the registration statement, and other documents containing other important information about Cymer and ASML filed or furnished to the SEC (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, United States. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at +1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by ASML and Cymer may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting ASML at the following address: De Run 6501, 5504 DR, Veldhoven, The Netherlands, Attention: Investor Relations, or by contacting Cymer at the following address: 17075 Thornmint Court, San Diego, CA, 92127, Attention: Investor Relations, +1 858 385 6097.

Cymer and ASML and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Cymer’s directors and executive officers and their ownership of Cymer common stock is available in Cymer’s proxy statement for its 2012 meeting of stockholders, as filed with the SEC of Schedule 14A on April 11, 2012. Information about ASML’s directors and executive officers and their ownership of Ordinary Shares is available in its annual report on Form 20-F for the year ended December 31, 2011 and available in the joint proxy statement/prospectus. Other information regarding the interests of such individuals as well as information regarding Cymer’s and ASML’s directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

USE OF PROCEEDS

The net proceeds of the Issue are EUR 3,853,952,133. ASML has used the net proceeds from the Issue to make a capital re-payment through the Synthetic Share Buyback on all of the Issued Ordinary Shares except for the Ordinary Shares held by the Customer Stichtingen. See “Material Contracts – Customer Co-Investment Program – Synthetic Share Buyback”.

DIVIDENDS AND DIVIDEND POLICY

General

The Company may make distributions to its Shareholders only if its shareholders’ equity exceeds the sum of the paid-up share capital plus the reserves required to be maintained by Dutch law. The profit and the distributable reserves are at the disposal of the General Meeting.

The Company may make an annual distribution of dividends to its Shareholders only after the adoption of its annual accounts demonstrating that such distribution is legally permitted. Upon the proposal of the Board of Management, subject to prior approval of the Supervisory Board, the General Meeting shall be authorized to resolve to make dividend distributions. At its discretion and with due observance of the provisions of the law in respect thereof, the Board of Management, with the prior approval of the Supervisory Board, may distribute one or more interim dividends on the Shares before the annual accounts for any financial year have been adopted. These interim dividends may also be distributed on a class of Shares. See “Description of Share Capital and Corporate Governance – Dividends and Distribution”.

Dividend Policy

As part of its financing policy, ASML aims to pay an annual dividend that will be stable or growing over time. Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the annual General Meeting with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on ASML’s potential future liquidity requirements, including for investments in production capacity, the funding of ASML’s R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect any particular year in the future.

Dividend History

The following table sets forth ASML’s distribution of dividends for the period covered by the historical information incorporated by reference in this Prospectus.

Financial year	Number of Ordinary Shares(1)	Dividend per Ordinary Share (in EUR)	Adjusted Dividend per Ordinary Share (2)
2011	410,622,113	0.46	0.46

2010	431,572,255	0,40	0.42

2009(3)	434,752,961	0,20	0.21

(1)	Number of Ordinary Shares excluding treasury shares, on which no dividend is payable.
(2)	Adjusted dividend per Ordinary Share for the number of Ordinary Shares outstanding at 2011 dividend record date.
(3)	Although the financial year 2009 resulted in a loss of EUR 81.4 million due to negative results in the first six months of the year, the cash position for the six-month period ended June 30, 2010 was such that it permitted ASML to pay a dividend over 2009.

Dividend ranking of Listing Shares

The Listing Shares rank equally in all dividend related respects with the other Ordinary Shares. The Listing Shares will be eligible for any dividend payment which ASML may declare on the Ordinary Shares in the future.

Taxation of Dividends

Dividend payments on the Ordinary Shares are generally subject to withholding tax in the Netherlands. See “Shareholder Taxation – Dutch taxation”.

CAPITALISATION

The table below sets forth ASML Group’s unaudited consolidated capitalisation and indebtedness on an actual basis (i) as of September 30, 2012 and (ii) as of November 4, 2012.

This table should be read in conjunction with the unaudited summary IFRS consolidated financial statements for the nine-month period ended September 30, 2012 as attached to the press releases dated October 17, 2012 all prepared in accordance with IFRS, as adopted by the EU, incorporated by reference herein and the information in “Operating and Financial Review”.

	September 30, 2012 (€ million) (unaudited)	November 4, 2012 (€ million) (unaudited)

Capitalisation
Total current debt	3	3

Guaranteed borrowings	—	—
Secured borrowings (mortgage bank loans and share pledges)	—	—
Unguaranteed / unsecured borrowings (other bank loans)	3	3

Total non-current debt (excluding current portion of long-term debt)	744	741

Guaranteed borrowings	—	—
Secured borrowings (mortgage bank loans and share pledges)	—	—
Unguaranteed / unsecured borrowings (other bank loans and bonds)	744 [1]	741 [1]

Shareholders’ equity	7,315	8,106
Share capital	45	47
Share premium	3,942	4,775
Retained earnings	2,387	2,370
Treasury shares	(334)	(387)
Other reserves	293	313
Net income	982	988

Indebtedness
Cash and cash equivalents[2]	5,119	5,859
Short-term investments	750	650
Trade securities (Derivative financial instruments, current assets)	332	323

Liquidity	6,201	6,832

Current financial receivables	6,201	6,832
Interest-bearing current loans and borrowings	—	—
Current portion of non-current debt.	3	3
Other current financial debt (including Derivative financial instruments, current liabilities)	17	17

Current financial debt	20	20

Net current financial indebtedness	(6,181)	(6,812)

Interest-bearing non-current loans and borrowings	39	39
Bonds issued	705	702
Other non-current debt	—	—

Non current financial indebtedness	744	741

Net financial indebtedness	(5,434)	(6,071)

(1)	ASML’s 5.75 percent senior notes due 2017 serves as a hedged item in a fair value hedge relationship in which ASML hedges the variability of changes in the fair value of the Company’s Eurobond due to changes in market interest rates. The fair value changes of the interest rate swaps are recorded on the statement of financial position under derivative financial instruments. Therefore the carrying value is only adjusted for fair value changes in interest rate swaps.
(2)	The balance for the nine-month period ended September 30, 2012 includes an amount of EUR 3,016.1 million related to the share issuances to Stichting Administratiekantoor MAKTSJAB and Stichting Administratiekantoor Samsung in connection with the Customer Co-Investment Program which has been returned to the Shareholders (excluding the Participating Customers) via the Synthetic Share Buyback. The balance for the period ended November 4, 2012 includes an amount of EUR 837,815,663 million related to the share issuance to Stichting Administratiekantoor TSMC in connection with the Customer Co-Investment Program which has been returned to the Shareholders (excluding the Participating Customers) via the Synthetic Share Buyback.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following information is derived from the audited consolidated financial statements for the years 2011, 2010 and 2009 contained in the statutory annual reports 2011, 2010 and 2009 respectively, the unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim reports for those periods, and the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011 respectively, all incorporated by reference in this Prospectus. The data should be read in conjunction with the consolidated financial statements and the related notes that have been incorporated in this Prospectus, and with the rest of this Prospectus, including “Operating and Financial Review”.

Consolidated Income Statement

(in millions EUR, except per share data)	Nine months ended		Six months ended		Year ended
	September 30,	September 25,	July 1,	June 26,	December 31,	December 31,	December 31,
	2012	2011	2012	2011	2011	2010	2009

Net system sales	3,035.1	3,891.2	2,034.8	2,618.0	4,883.9	3,894.7	1,174.9
Net service and field option sales	673.3	548.9	444.8	363.6	767.1	613.2	421.2

Total net sales	3,708.4	4,440.1	2,479.6	2,981.6	5,651.0	4,507.9	1,596.1

Total cost of sales	2,193.6	2,569.1	1,469.0	1,696.2	3,299.3	2,696.1	1,210.9
Gross profit on sales	1,514.8	1,871.0	1,010.6	1,285.4	2,351.7	1,811.8	385.2

Research and development costs	210.6	392.6	150.2	258.4	492.1	468.1	304.7
Selling, general and administrative costs	177.6	159.5	107.2	104.8	216.1	182.4	156.5

Operating income (loss)	1,126.6	1,318.9	753.2	922.2	1,643.5	1,161.3	(76.0)

Interest income (expense), net	(4.0)	2.5	(1.1)	0.7	17.3	(7.7)	(7.9)
Income (loss) before income taxes	1,122.6	1,321.4	752.1	922.9	1,660.8	1,153.6	(83.9)

(Provision for) benefit from income taxes	(141.1)	(144.4)	(93.2)	(96.0)	(166.8)	(168.1)	2.5

Net income (loss)	981.5	1,177.0	658.9	826.9	1,494.0	985.5	(81.4)

Basic net income (loss) per Ordinary Share	n/a	n/a	1.60	1.91	3.51	2.26	(0.19)
Diluted net income (loss) per Ordinary Share(1)	n/a	n/a	1.59	1.89	3.48	2.24	(0.19)

Consolidated Income Statement

(in millions EUR, except per share data)	Nine months ended		Six months ended		Year ended
	September 30,	September 25,	July 1,	June 26,	December 31,	December 31,	December 31,
	2012	2011	2012	2011	2011	2010	2009

Number of Ordinary Shares used in computing per share amounts (in millions):
Basic	n/a	n/a	410.6	432.9	425.6	435.1	432.6
Diluted(1)	n/a	n/a	413.8	436.5	429.1	439.0	432.6

(1)	The calculation of diluted net income per Ordinary Share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

Consolidated Statement of Comprehensive Income

(in thousands EUR)	Nine months ended		Six months ended		Year ended
	September 30,	September 25,	July 1,	June 26,	December 31,	December 31,	December 31,
	2012	2011	2012	2011	2011	2010	2009
Net income (loss)	981,575	1,177,082	658,936	826,950	1,494,071	985,453	(81,443)
Other comprehensive income:
Foreign currency translation, net of taxes:
Losses on the hedge of a net investment	n/a	n/a	—	—	(1,829)	—	(13,116)
Gain (losses) on translation of foreign operations	n/a	n/a	(1,817)	1,769	(12,142)	27,306	4,573

Derivative financial instruments, net of taxes:
Fair value gain (losses) in the period	n/a	n/a	(15,293)	53,169	(4,610)	(49,175)	5,217
Transfers to net income (loss)	n/a	n/a	8,215	(30,843)	51,963	47,954	1,277

Other comprehensive income (loss) for the period, net of taxes	n/a	n/a	(8,895)	24,095	33,382	26,085	(2,049)

Total comprehensive income for the period, net of taxes	n/a	n/a	650,041	851,045	1,527,453	1,011,538	(83,492)
Attributable to equity holders	n/a	n/a	650,041	851,045	1,527,453	1,011,538	(83,492)

Consolidated Statement of Financial Position

(Before appropriation of net income/loss)

	September 30,	September 25,	July 1,	June 26,	December 31,	December 31,	December 31,
(in millions EUR)	2012	2011	2012	2011	2011	2010	2009
ASSETS
Property, plant and equipment	1,036.9	1,060.3	1,169.2	960.2	1,053.6	745.3	662.2
Goodwill	154.9	147.9	159.5	140.7	155.1	150.1	139.6
Other intangible assets	411.4	236.3	357.0	247.3	268.0	277.0	346.9
Deferred tax assets	195.3	228.6	213.2	247.8	212.3	234.2	266.7
Finance receivables	44.7	—	—	—	—	28.9	—
Derivative financial instruments	94.0	82.8	81.4	49.5	92.5	71.8	55.9
Other assets	207.8	161.8	205.7	161.0	211.1	159.6	16.1

Total non-current assets	2,145.0	1,917.7	2,186.0	1,806.5	1,992.6	1,666.9	1,487.4
Inventories	1,935.8	1,460.0	1,737.5	1,616.7	1,632.7	1,500.1	986.4
Current tax assets	36.6	1.0	23.6	1.0	32.1	12.7	11.3
Derivative financial instruments	41.9	28.0	30.0	32.3	33.8	24.4	47.4
Finance receivables	221.6	116.2	122.3	61.9	78.9	12.6	21.6
Accounts receivable	326.8	811.8	631.7	895.1	880.6	1,123.5	377.4
Other assets	167.5	194.5	179.4	183.8	176.7	163.8	145.9
Short-term investments	1,040.0	—	850.0	—	—	—	—
Cash and cash equivalents(1)	5,118.8	2,838.1	1,851.8	2,742.1	2,731.8	1,949.8	1,037.1

Total current assets	8,889.0	5,449.6	5,426.3	5,532.9	5,566.6	4,786.9	2,627.1
Total assets	11,034.0	7,367.3	7,612.3	7,339.4	7,559.2	6,453.8	4,114.5

EQUITY AND LIABILITIES

Equity(1)	7,315.4	3,523.4	3,959.0	3,353.3	3,719.8	3,022.5	2,050.8
Long-term debt(2)	744.2	729.3	738.5	701.7	730.1	704.3	705.0
Derivative financial instruments	3.7	3.1	3.4	1.9	3.2	2.0	1.9
Deferred and other tax liabilities	255.0	209.0	239.6	211.0	203.4	185.0	264.0
Provisions	8.7	10.1	9.5	10.1	10.0	11.8	12.7
Accrued and other liabilities	405.3	861.5	587.5	831.9	659.9	371.0	42.4

(in millions EUR)

Consolidated Statement of Financial Position

	September 30,	September 25,	July 1,	June 26,	December 31,	December 31,	December 31,
	2012	2011	2012	2011	2011	2010	2009
Total non-current liabilities	1,416.9	1,813.0	1,578.5	1,756.6	1,606.6	1,274.1	1,026.0
Provisions	2.3	2.2	2.4	2.1	2.3	2.3	2.5
Derivative financial instruments	7.2	29.0	11.9	6.7	37.1	32.9	15.6
Current portion of long-term debt(2)	2.6	2.6	2.6	2.6	2.6	1.4	—
Current and other tax liabilities	11.2	39.9	12.6	84.8	15.0	79.4	15.0
Accrued and other liabilities	1,885.5	1,437.2	1,699.0	1,509.0	1,731.5	1,485.8	798.4
Accounts payable	392.9	520.0	346.3	624.3	444.3	555.4	206.2
Total current liabilities	2,301.7	2,030.9	2,074.8	2,229.5	2,232.8	2,157.2	1,037.7

Total equity and liabilities	11,034.0	7,367.3	7,612.3	7,339.4	7,559.2	6,453.8	4,114.5

(1)	The balance for the nine-month period ended September 30, 2012 includes an amount of EUR 3,016.1 million related to the Customer Co-Investment Program, which will be returned to the Shareholders (excluding the Participating Customers) via the Synthetic Share Buyback which will be completed in the three-month period ended December 31, 2012.
(2)	As of January 1, 2011, the current portion of long-term debt is presented as part of the current liabilities. The comparative figures of 2010 have been adjusted to reflect this change (EUR 1.4 million). The impact for 2009 is EUR 1.4 million.

Consolidated Statement of Changes in Equity

	Issued and outstanding shares		Share Premium	Retained Earnings	Treasury Shares at cost	Other Reserves[2]	Net Income (loss)	Total
(in thousands)	Number[1]	Amount
		EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at January 1, 2010	433,639	40,448	923,487	1,215,492	(219,623)	172,446	(81,443)	2,050,807

Appropriation of net loss	—	—	—	(81,443)	—	—	81,443	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	985,453	985,453
Foreign currency translation, net of taxes	—	—	—	—	—	27,306	—	27,306
Derivative financial instruments, net of taxes	—	—	—	—	—	(1,221)	—	(1,221)
Total comprehensive income	—	—	—	—	—	26,085	985,453	1,011,538
Share-based payments	—	—	16,254	—	—	—	—	16,254
Dividend paid	—	—	—	(86,960)	—	—	—	(86,960)
Issuance of shares and stock options	2,954	265	(17,400)	(18,573)	66,531	—	—	30,823
Development expenditures	—	—	—	68,153	—	(68,153)	—	—

Balance at December 31, 2010	436,593	40,713	922,341	1,096,669	(153,092)	130,378	985,453	3,022,462

Appropriation of net income	—	—	—	985,453	—	—	(985,453)	—
Components of statement of comprehensive income
Net income	—	—	—	—	—	—	1,494,071	1,494,071
Foreign currency translation, net of taxes	—	—	—	—	—	(13,971)	—	(13,971)
Derivative financial instruments, net of taxes	—	—	—	—	—	47,353	—	47,353
Total comprehensive income	—	—	—	—	—	33,382	1,494,071	1,527,453

Purchases of treasury shares(3)	(25,675)	—			(700,452)	—	—	(700,452)
Cancellation of treasury shares	—	(1,897)	710	(372,614)	373,801	—	—	—
Share-based payments	—	—	7,819	—	—	—	—	7,819
Dividend paid	—	—	—	(172,645)	—	—	—	(172,645)
Issuance of shares and stock options	2,751	—	(10,392)	(16,346)	61,906	—	—	35,168

Consolidated Statement of Changes in Equity

	Issued and outstanding shares		Share Premium	Retained Earnings	Treasury Shares at cost	Other Reserves[2]	Net Income (loss)	Total
(in thousands)	Number[1]	Amount
		EUR	EUR	EUR	EUR	EUR	EUR	EUR

Development expenditures	—	—	—	4,721	—	(4,721)	—	—

Balance at December 31, 2011	413,669	38,816	920,478	1,525,238	(417,837)	159,039	1,494,071	3,719,805
Appropriation of net income		—	—	1,494,071	—	—	(1,494,071)	—

Net income		—	—	—	—	—	658,936	658,936
Foreign currency translation, net of taxes		—	—	—	—	(1,817)	—	(1,817)
Financial instruments, net of taxes		—	—	—	—	(7,078)	—	(7,078)
Total comprehensive income		—	—	—	—	(8,895)	658,936	650,041

Purchases of treasury shares[3]	(7,114)	—	—	—	(252,396)	—	—	(252,396)
Cancellation of treasury shares		(1,030)	—	(293,722)	294,752			—
Share-based payments		—	9,920	—	—	—	—	9,920
Dividend paid		—	—	(188,892)	—	—	—	(188,892)
Issuance of shares	1,635	—	(5,294)	(2,850)	28,633	—	—	20,489
Development expenditures		—	—	(87,543)	—	87,543	—	—

Balance at July 1, 2012 (unaudited)	408,190	37,786	925,104	2,446,302	(346,848)	237,687	658,936	3,958,967

(1)	As of July 1, 2012, the number of issued shares was 419,852,514 (December 31, 2011: 431,294,790; December 31, 2010: 444,480,095). This includes the number of issued and outstanding shares of 408,190,137 (December 31, 2011: 413,669,257; December 31, 2010: 436,592,972) and the number of treasury shares of 11,662,377 (December 31, 2011: 17,625,533; December 31, 2010: 7,887,123).
(2)	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
(3)	During the six-month period ended July 1, 2012, ASML repurchased shares for an amount of EUR 252.4 million (December 31, 2011: EUR 700.5 million). As of July 1, 2012, EUR 7.9 million of the total repurchase amount remained unpaid and is recorded in accrued and other current liabilities (December 31, 2011: nil).

Consolidated Statement of Cash Flows

	Nine months ended		Six months ended		Year ended
(in millions EUR)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	981.5	1,177.0	658.9	826.9	1,494.0	985.5	(81.4)

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	220.0	206.8	157.4	138.2	266.1	267.1	239.6
Impairment	2.8	9.8	1.1	0.6	12.3	19.5	16.9
Loss on disposal of property, plant and equipment	2.0	2.2	1.5	1.9	3.4	2.9	4.1
Share-based payments	13.7	8.8	8.8	4.8	12.4	12.1	13.4
Allowance for doubtful receivables	0.8	0.3	0.3	1.2	0.8	(1.3)	1.9
Allowance for obsolete inventory	80.1	27.7	61.7	13.5	46.0	28.5	19.5
Deferred income taxes	71.4	22.8	34.8	25.2	50.6	(45.2)	(27.3)
Changes in assets and liabilities	(188.5)	529.9	(314.9)	619.3	282.9	(266.6)	83.3

Net cash provided by operating activities	1,183.8	1,985.3	609.6	1,631.6	2,168.5	1,002.5	270.0

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(136.2)	(207.2)	(86.0)	(127.4)	(301.0)	(128.7)	(105.0)
Proceeds from sale of property, plant and equipment	—	—	—	—	—	3.8	6.9
Purchase of intangible assets	(226.5)	(47.2)	(143.1)	(31.7)	(98.0)	(55.4)	(162.0)
Purchase of available for sale securities	(1,290.0)	—	(850.0)	—	—	—	—
Maturity of available for sale securities	250.0	—	—	—	—	—	—

Net cash used in investing activities	(1,402.7)	(254.4)	(1,079.1)	(159.1)	(399.0)	(180.3)	(260.1)

Consolidated Statement of Cash Flows

	Nine months ended		Six months ended		Year ended
(in millions EUR)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(188.9)	(172.6)	(188.9)	(172.6)	(172.6)	(87.0)	(86.5)
Purchase of shares	(269.7)	(539.4)	(244.5)	(365.7)	(700.5)	—	—
Net proceeds from issuance of shares and stock options[1]	3,067.0	26.1	20.5	23.6	34.1	31.0	11.1
Net proceeds from other long-term debt	—	—	—	—	—	—	0.1
Deposits from customers	—	(150.0)	—	(150.0)	(150.0)	150.0	—
Redemption and/or repayment of debt	(2.1)	(1.9)	(1.4)	(1.3)	(2.6)	(8.4)	(8.4)

Net cash provided by (used in) financing activities	2,606.3	(837.8)	(414.3)	(666.0)	(991.6)	85.6	(83.7)

Net cash flows	2,387.4	893.1	(883.8)	806.5	777.9	907.8	(73.8)

Effect of changes in exchange rates on cash	(0.4)	(4.8)	3.8	(14.2)	4.1	4.9	1.7

Net increase (decrease) in cash and cash equivalents	2,387.0	888.3	(880.0)	792.3	782.0	912.7	(72.1)

(1)	Net proceeds from issuance of shares and stock options for the nine-month period ended September 30, 2012 includes an amount of EUR 3,016.1 million related to the Customer Co-Investment Program, which will be returned to the Shareholders (excluding the Participating Customers) via the Synthetic Share Buyback which will be completed in the three-month period ended December 31, 2012.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the rest of this Prospectus, including the information set forth in “Selected Historical Financial Information” and “Business” and the audited consolidated financial statements for the years 2011, 2010 and 2009 contained in the statutory annual reports 2011, 2010 and 2009 respectively, the unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim reports for those periods, and the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011 respectively, which are incorporated by reference in this Prospectus, see section “Documents Incorporated by Reference”.

For a discussion of the presentation of ASML’s historical financial information included or incorporated by reference in this Prospectus, see section “Important Information – Presentation of Financial and Other Information”. Except as otherwise stated, this Operating and Financial Review is based on audited consolidated financial statements for the years 2011, 2010 and 2009 contained in the statutory annual reports 2011, 2010 and 2009 respectively, the unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim reports for those periods, and the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011 respectively, all prepared in accordance with IFRS, as adopted by the EU.

Overview

ASML is one of the world’s leading providers (measured in revenues) of lithography equipment that is critical to the production of ICs or chips. Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia. ASML is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML provides optimal services to its customers via over 60 sales and service organizations in 16 countries.

Organizational Structure

ASML Holding N.V. is a holding company that operates through its subsidiaries. ASML’s major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are as follows:

The chart above excludes intermediate subsidiaries.

List of Main Subsidiaries

Legal Entity	Country of Incorporation
Subsidiaries of ASML Holding N.V.(1):
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML MaskTools B.V.	Netherlands (Veldhoven)

ASML Systems B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Montbonnot)
ASML (UK) Ltd.	UK (Paisley (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Kawasaki-shi, Kanagawa-Ken)
ASML Lithography Facilities Science and Technology Co. Ltd.(2)	China (Tianjin)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Essen)
ASML Belgium Finance CV(3)	Belgium (Essen)
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)
Brion Technologies, Inc.	US (Delaware)
ASML US Inc.	US (Delaware)
ASML Hong Kong Logistic Services Ltd	Hong Kong SAR

(1)	All of the Company’s subsidiaries are (directly or indirectly) wholly-owned.
(2)	ASML (Tianjin) Co Ltd. was renamed to ASML Lithography Facilities Science and Technology Co. Ltd. as of August 3, 2010.
(3)	Limited partnership with ASML Belgium BVBA as managing partner and ASML Holding N.V. as limited partner.

Material Factors Affecting Results of Operations

Cyclical Nature of the Semiconductor Industry

The semiconductor industry has historically been cyclical. Sales of ASML’s lithography systems depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:

•	the current and anticipated market demand for semiconductors and for products utilizing semiconductors;

•	semiconductor prices;

•	semiconductor production costs;

•	changes in semiconductor inventory levels;

•	general economic conditions; and

•	access to capital.

Lower sales levels and corresponding gross margins are mainly driven by reductions or delays in capital equipment purchases by ASML’s customers.

Additionally, in an industry downturn, ASML is able to lower costs but ASML needs to keep certain levels of inventory on hand to meet anticipated product demand; ASML may also incur increased costs related to inventory obsolescence in an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on prices and impairment of machinery and equipment.

Conversely, in periods of increasing demand for semiconductor manufacturing equipment by ASML’s customers, ASML typically has higher sales levels and corresponding gross margins.

Significant Costs Are Incurred in Relation to ASML’s R&D Programs

The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. ASML believes that continued and timely development and introduction of new and enhanced systems are essential for ASML to maintain its competitive position. As a result, ASML has historically devoted a significant portion of financial resources to R&D programs, and ASML expects to continue to allocate significant resources to these efforts. As such ASML’s results of operations are significantly affected through the costs incurred as result of its R&D efforts.

The Pace of Introduction of ASML’s New Products Is Accelerating and Is Accompanied by Potential Design and Production Delays Resulting in Higher Cost Levels

The development and initial production, installation and enhancement of the systems ASML produces is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. With every new generation of systems the technological complexity increases with typically corresponding higher increased associated costs and capital expenditures which have negative effects on the business, financial condition and results of operations.

Conversely, new generation, technological more advanced systems typically have corresponding higher sales prices, which typically has a positive effect on business, financial conditions and results of operations.

The Cost Price of ASML’s Systems Is Significantly Driven By Its Reliance On Outside Vendors for the Components and Subassemblies Used in Its Systems, Each of Which Is obtained From a Single Supplier or a Limited Number of Suppliers.

ASML relies on outside vendors for the components and subassemblies used in its systems, each of which is obtained from a single supplier or a limited number of suppliers. As such cost prices of systems are highly determined by components and subassemblies acquired from suppliers.

Workforce Reductions That ASML May Seek to Implement Affect Its Results of Operations

The semiconductor market is highly cyclical and as a consequence ASML from time to time needs to implement workforce reductions in case of a downturn, in order to adapt to such market changes and reduce costs which positively affects ASML’s results of operations.

Conversely, workforce reductions typically have associated costs which temporarily negatively affect ASML’s results of operations.

Fluctuations in Foreign Exchange Rates Affect ASML’s Operational Results

ASML is particularly exposed to fluctuations in the exchange rates between the U.S. dollar, Japanese yen and the Euro as it incurs manufacturing costs for its systems predominantly in Euros while portions of its net sales and cost of sales are denominated in U.S. dollars and Japanese yen.

In addition, a portion of ASML’s assets and liabilities and operating results are denominated in U.S. dollars, and a small portion of ASML’s assets, liabilities and operating results are denominated in currencies other than the Euro and the U.S. dollar. ASML’s consolidated financial statements are expressed in Euros. Accordingly, results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the Euro and various currencies. In general, customers run their businesses in U.S. dollars and therefore a weakening of the U.S. dollar against the Euro might impact the ability of customers to purchase ASML products.

Furthermore, a strengthening of the Euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of sales, resulting in lower prices and margins and may have a negative effect on ASML’s business, financial condition and results of operations.

Result of Operations of ASML

The following table illustrates ASML’s summary consolidated income statement for the nine-month period ended September 30, 2012 and September 25, 2011, for the six-month period ended July 1, 2012 and June 26, 2011 and for each of the years ended December 31, 2011, 2010 and 2009.

	Nine-months ended,		Six-months ended,		Year ended
(in millions EUR)	September 30, 2012	September 25, 2011	July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009

Net system sales	3,035.1	3,891.2	2,034.8	2,618.0	4,883.9	3,894.7	1,174.9
Net service and field option sales	673.3	548.9	444.8	363.6	767.1	613.2	421.2

Total net sales	3,708.4	4,440.1	2,479.6	2,981.6	5,651.0	4,507.9	1,596.1

Total cost of sales	2,193.6	2,569.1	1,469.0	1,696.2	3,299.3	2,696.1	1,210.9

Gross profit on sales	1,514.8	1,871.0	1,010.6	1,285.4	2,351.7	1,811.8	385.2

Research and development costs	210.6	392.6	150.2	258.4	492.1	468.1	304.7
Selling, general and administrative costs	177.6	159.5	107.2	104.8	216.1	182.4	156.5

Operating income (loss)	1,126.6	1,318.9	753.2	922.2	1,643.5	1,161.3	(76.0)

Interest income (expense), net	(4.0)	2.5	(1.1)	0.7	17.3	(7.7)	(7.9)

Income (loss) before income taxes	1,122.6	1,321.4	752.1	922.9	1,660.8	1,153.6	(83.9)

(Provision for) benefit from income taxes	(141.1)	(144.4)	(93.2)	(96.0)	(166.8)	(168.1)	2.5

Net income (loss)	981.5	1,177.0	658.9	826.9	1,494.0	985.5	(81.4)

Basic net income (loss) per ordinary share	n/a	n/a	1.60	1.91	3.51	2.26	(0.19)
Diluted net income (loss) per ordinary share[1]	n/a	n/a	1.59	1.89	3.48	2.24	(0.19)

Number of ordinary shares used in computing per share amounts (in millions):
Basic	n/a	n/a	410.6	432.9	425.6	435.1	432.6
Diluted[1]	n/a	n/a	413.8	436.5	429.1	439.0	432.6

(1)	The calculation of diluted net income per Ordinary Share assumes the exercise of options issued under ASML stock option plans and the issuance of Ordinary Shares under ASML share plans for period in which exercises or issuance would have a dilutive effect. The calculation of diluted net income per Ordinary Share does not assume exercise of such options or issuance of Ordinary Shares when such exercises or issuance would be anti-dilutive.

The following table shows a summary of net sales (revenue and units sold), gross profit on net sales and ASP data for the nine-month period ended September 30, 2012 and September 25, 2011, for the six-month period ended July 1, 2012 and June 26, 2011 and for each of the years ended December 31, 2011, 2010 and 2009:

	Nine-Months Ended September 30, 2012	Six-months ended September 25, 2011	Year ended July 1, 2012	June 26, 2011	December 31, 2011	December 31, 2010	December 31, 2009
Net sales (EUR million)	3,708.4	4,440.1	2,479.6	2,981.6	5,651.0	4,507.9	1,596.1
Net system sales (EUR million)	3,035.1	3,891.2	2,034.8	2,618.0	4,883.9	3,894.7	1,174.9
Net service and field option sales (EUR million)	673.3	548.9	444.8	363.6	767.1	613.2	421.2
Total sales of systems (in units)	136	181	96	126	222	197	70
Total sales of new systems (in units)	n/a	n/a	89	114	195	154	47
Total sales of used systems (in units)	n/a	n/a	7	12	27	43	23
Gross profit as a percentage of net sales	n/a	n/a	40.8	43.1	41.6	40.2	24.1
ASP of system sales (EUR million)	22.3	21.5	21.2	20.8	22.0	19.8	16.8
ASP of new system sales (EUR million)	n/a	n/a	22.7	22.6	24.5	24.1	21.1
ASP of used system sales (EUR million)	n/a	n/a	2.4	3.5	3.8	4.4	7.9

Result of Operations for the Nine-Month Periods Ended September 30, 2012 and September 25, 2011

Consolidated Sales and Gross Profit

Net sales decreased by EUR 731.7 million from EUR 4,440.1 million for the nine months of 2011 to EUR 3,708.4 million for the nine months of 2012. The decrease in net sales mainly resulted from a decrease in net system sales of EUR 856.1 million, or 22.0 percent from EUR 3,891.2 for the nine months of 2011 to EUR 3,035.1 million for the nine months of 2012, partly offset by an increase in net service and field option sales of EUR 124.4 million from 548.9 million for the nine months of 2011 to EUR 673.3 for the nine month period of 2012. The number of total systems sold decreased by 24.9 percent from 181 systems in the first nine months of 2011 to 136 systems in the first nine months of 2012. The decrease in net system sales was mainly caused by decreased demand in the DRAM and Nand-Flash memory market. Customers continue to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all major markets in which our customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

Gross profit on sales decreased from EUR 1,871.0 million for the first nine months of 2011 to EUR 1,514.8 million for the first nine months of 2012. The lower absolute amount of gross profit is mainly driven by decreased sales for lithography imaging systems.

Research and Development

R&D investments, which include R&D costs, net of credits and additions to other intangible assets regarding development expenditures, slightly decreased by EUR 6.2 million or 1.4 percent from EUR 439.9 million for the first nine months of 2011 (EUR 392.6 million R&D costs and EUR 47.3 million addition to other intangible assets regarding development expenditures) to EUR 433.7 million (EUR 210.6 million R&D costs and EUR 223.1 million addition to other intangible assets regarding development expenditures) for the first nine months of 2012. Overall R&D investments mainly relate to our strategic R&D Programs: EUV, immersion and holistic lithography. The increase in the additions in intangible assets regarding capitalized development expenditures mainly relate to EUV and an enhanced version of the NXT (“NXT or TWINSCANNXT”), the improved version of ASML’s dual stage lithography system TWINSCAN (“TWINSCAN”, “TWINSCANXT” or “XT”) which can print chips with smaller features.

Income Taxes

Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the nine-month period ended September 30, 2012 is 12.6 percent compared to 10.9 percent for the nine-month period ended September 25, 2011.

Result of Operations for the Six-Month Periods ended July 1, 2012 and June 26, 2011

Consolidated Sales and Gross Profit

Net sales decreased by EUR 502.0 million from EUR 2,981.6 million for the first half of 2011 to EUR 2,479.6 million for the first half of 2012 which is mainly caused by a decrease in the number of systems recognized from 126 systems in the first half of 2011 to 96 systems in the first half of 2012.

Gross profit on sales decreased from EUR 1,285.4 million or 43.1 percent of net sales for the first half of 2011 to EUR 1,010.6 million or 40.8 percent of net sales for the first half of 2012. The main drivers for the decrease of gross profit in the first half year of 2012 compared to the first half year of 2011 are lower sales levels (including one EUV system with zero margin) and increased additions to the provision for obsolete inventory caused by certain obsolete parts due to technological development and design changes.

Research and Development

R&D investments, which include R&D costs (net of credits) and additions to other intangible assets regarding development expenditures, increased by EUR 3.2 million or 1.1 percent from EUR 290.1 million for the first half of 2011 (EUR 258.4 million R&D costs and EUR 31.7 million addition to other intangible assets regarding development expenditures) to EUR 293.3 million (EUR 150.2 million R&D costs and EUR 143.1 million addition to other intangible assets regarding development expenditures) for the first half of 2012. The total R&D investments were approximately at the same level as during the first half of 2011. The increase in the additions in intangible assets regarding capitalized development expenditures mainly relate to EUV and an enhanced version of the NXT.

Income Taxes

Income tax expense is recognized based on management’s best estimate of the annual income tax rate for the full financial year. The estimated annual tax rate for the six-month period ended July 1, 2012 is 12.4 percent compared to 10.4 percent for the six-month period ended June 26, 2011.

Current tax assets have decreased as a result of taxes repaid by tax authorities. The majority of the deferred and other tax liabilities is classified as non-current because payment of cash is not expected within one year.

Segment Disclosure

ASML operates in one reportable segment for the development, manufacturing, marketing and servicing of lithography equipment. ASML’s chief executive officer (“CEO”) has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance of the entire Company.

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

(in thousands)	Unaudited July 1, 2012	Unaudited June 26, 2011

New systems	2,018,231	2,575,460
Used systems	16,574	42,585

Total net system sales	2,034,805	2,618,045

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which they are located and exclude deferred tax assets and derivative financial instruments. Net sales and non-current assets by geographic region were as follows:

(in thousands)	Unaudited net sales EUR	Unaudited non-current assets EUR
For the six-month period ended July 1, 2012:
Japan	168,033	79,542
Korea	757,257	18,331
Singapore	27,939	1,021
Taiwan	744,612	45,938
Rest of Asia	129,092	1,738
Europe	129,525	1,462,840
United States	523,207	282,054

Total	2,479,665	1,891,464

For the six-month period ended June 26, 2011:

Japan	146,092	45,693
Korea	495,141	7,799
Singapore	229,628	1,150
Taiwan	786,148	44,672
Rest of Asia	184,161	1,659
Europe	321,916	1,188,266
United States	818,497	219,996

Total	2,981,583	1,509,235

During the six-month period ended July 1, 2012, sales to the largest customer accounted for EUR 652.9 million or 26.3 percent of net sales (June 26, 2011: EUR 616.5 million or 20.7 percent).

ASML’s three largest customers (based on net sales) accounted for 42.5 percent of accounts receivable at July 1, 2012 and 17.8 percent of accounts receivable at June 26, 2011. Substantially all the Company’s sales were export sales during the six-month periods ended July 1, 2012 and June 26, 2011.

Result of Operations in the Years ended December 31, 2011, 2010 and 2009

Consolidated Sales and Gross Profit

Net Sales

Net sales increased by EUR 1,143.1 million, or 25.4 percent to EUR 5,651.0 million in 2011 from EUR 4,507.9 million in 2010. The increase in net sales mainly resulted from an increase in net system sales of EUR 989.2 million, or 25.4 percent to EUR 4,883.9 million in 2011 from EUR 3,894.7 million in 2010. Net service and field option sales increased to EUR 767.1 million in 2011 from EUR 613.2 million in 2010. The number of total systems sold increased by 12.7 percent to 222 systems in 2011 from 197 systems in 2010. The increase in total net sales was caused by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all three major markets in which ASML’s customers operate, with the logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

Net sales increased by EUR 2,911.8 million, or 182.4 percent to EUR 4,507.9 million in 2010 from EUR 1,596.1 million in 2009. The increase in net sales mainly resulted from an increase in net system sales of EUR 2,719.8 million, or 231.5 percent to EUR 3,894.7 million in 2010 from EUR 1,174.9 million in 2009. Net service and field option sales increased to EUR 613.2 million in 2010 from EUR 421.2 million in 2009. The number of systems sold increased by 181.4 percent to 197 systems in 2010 from 70 systems in 2009. This increase was caused by the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010, as customers invested in krypton fluoride (“KrF”) systems for basic capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis.

Through 2011 and 2010, all of the top 10 chipmakers worldwide, in terms of semiconductor capital expenditure, were customers of ASML. In 2011, recognized sales to ASML’s largest customer accounted for EUR 1,311.7 million, or 23.2 percent of ASML’s net sales. In 2010, recognized sales to ASML’s largest customer accounted for EUR 1,270.8 million, or 28.2 percent of ASML’s net sales. In 2009, recognized sales to ASML’s largest customer accounted for EUR 348.8 million, or 21.9 percent of ASML’s net sales.

Average Selling Price

The ASP of ASML’s systems increased by 11.1 percent to EUR 22.0 million in 2011 from EUR 19.8 million in 2010 resulting from a decrease in the number of used systems sold with relatively lower ASPs. The ASP of ASML’s new systems increased by 1.7 percent to EUR 24.5 million in 2011 from EUR 24.1 million in 2010, which was mainly driven by three NXE:3100 systems recognized with an ASP of EUR 39.8 million, partly offset by a change in product mix.

The ASP of ASML’s systems increased by 17.9 percent to EUR 19.8 million in 2010 from EUR 16.8 million in 2009 resulting from a shift to more leading-edge systems. The ASP of ASML’s new systems increased by 14.2 percent to EUR 24.1 million in 2010 from EUR 21.1 million in 2009 which was mainly driven by increased sales of ASML’s leading-edge technology products (such as XT:1950i and NXT:1950i systems) compared with 2009.

From time to time, ASML repurchases systems that it has manufactured and sold and, following factory-rebuild or refurbishment, resells those systems to other customers. This repurchase decision is mainly driven by market demand for capacity expressed by other customers and not by explicit or implicit contractual arrangements relating to the initial sale. The number of used systems sold in 2011 decreased to 27 from 43 in 2010. The ASP of ASML’s used systems decreased by 13.6 percent to EUR 3.8 million in 2011 from EUR 4.4 million in 2010, which was the result of a shift in the mix of used systems sold toward more low-end system types.

The number of used systems sold in 2010 increased to 43 from 23 in 2009. The ASP of ASML’s used systems decreased by 44.3 percent to EUR 4.4 million in 2010 from EUR 7.9 million in 2009 which was the result of a shift in the mix of used systems sold toward more low-end system types.

Operating Income

Operating income increased to EUR 1,643.5 million, or 29.1 percent of net sales, in 2011 from an operating income of EUR 1,161.3 million, or 25.8 percent of net sales, in 2010. This EUR 482.2 million increase was the result of an increase in sales and the resulting increase in gross profit of EUR 540.0 million which was partly offset by an increase in selling, general and administrative costs (“SG&A”) and R&D operating expenses of EUR 57.8 million.

Operating income increased from EUR 76.1 million loss or 4.8 percent of net sales in 2009 to an operating profit of EUR 1,161.3 million or 25.8 percent of net sales in 2010. This EUR 1,237.4 million increase was the result of an increase in sales and resulting increase in gross profit on sales of EUR 1,426.6 million or 370.3 percent which was partially offset by an increase in operating expenses (consisting of SG&A costs and R&D expenses) of EUR 189.2 million or 41.0 percent.

Gross Profit

Gross profit increased to EUR 2,351.7 million or 41.6 percent of net sales in 2011 from EUR 1,811.8 million or 40.2 percent of net sales in 2010. The higher absolute amount of gross profit reflects increased demand for lithography imaging systems across all chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments both in new technology and in capacity to meet demand. The 2011 gross profit as a percentage of net sales only increased slightly compared to the 2010 percentage, which can be explained by the following. In 2011, net sales and cost of sales included three NXE:3100 systems which represent net sales of around EUR 120.0 million with zero gross profit. At the time these sales were recognized as revenue. ASML’s gross profit was negatively impacted by increased cost of sales incurred on all six NXE:3100 systems shipped to its customers as a result of significant costs due to the introduction of the EUV program. These effects had a negative impact on the 2011 gross profit as a percentage of net sales of 1.5 percent. In addition, manufacturing costs increased in 2011 compared to 2010 (mainly because of EUV related expenditures).

Gross profit on sales increased from EUR 385.2 million or 24.1 percent of net sales in 2009 to EUR 1,811.8 million or 40.2 percent of net sales in 2010. The higher gross profit was mainly attributable to a significant increase in net sales as a result of the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010 as customers invested in KrF systems for basic capacity growth and in new leading-edge immersion technology, in order to enable new technology ramp-ups. The increase in gross profit was partly offset by increased manufacturing costs as a result of longer lead-times in the first half of 2010. Furthermore, ASML’s manufacturing facilities were fully utilized in 2010. In contrast, the first half of 2009 was characterized by the collapse of semiconductor equipment demand as a result of the financial and economic crisis. Although the recovery of the semiconductor equipment industry started in the second half of 2009, the full year 2009 gross margin was negatively impacted by very low net sales and underutilization of capacity in the first half of 2009.

Research and Development Costs

R&D investments increased by EUR 66.9 million or 12.8 percent from EUR 523.4 million in 2010 (EUR 468.0 million R&D costs and EUR 55.4 million addition to other intangible assets regarding development expenditures) to EUR 590.3 million (EUR 492.2 million R&D costs and EUR 98.1 million addition to other intangible assets regarding development expenditures) in 2011. This increase reflects ASML’s acceleration of strategic investment in the development and enhancement of the next-generation TWINSCAN systems based on immersion, EUV and holistic lithography solutions to extend these systems. The increase in the additions in intangible assets regarding capitalized development expenditures mainly relate to EUV and an enhanced version of the NXT.

R&D investments increased by EUR 56.7 million or 12.1 percent from EUR 466.8 million in 2009 (EUR 304.8 million R&D costs and EUR 162.0 million addition to other intangible assets regarding development expenditures) to EUR 523.4 million (EUR 468.0 million R&D costs and EUR 55.4 million addition to other intangible assets regarding development expenditures) in 2010. This increase reflects the acceleration of strategic investment in technology leadership in 2010 through investments in the development and enhancement of the next-generation TWINSCAN systems based on immersion, double patterning and EUV. The additions in intangible assets regarding capitalized development expenditures decreased due to an increase in subsequent development costs, relating to ASML’s strategic programs, which cannot be capitalized.

Selling, General and Administrative Costs

In 2011, SG&A costs increased by EUR 33.6 million, or 18.4 percent, from EUR 182.4 million in 2010 to EUR 216.1 million in 2011, as a result of both a higher sales level and increased costs to implement and support IT solutions and for improvement programs (relating mainly to employee development costs).

SG&A costs increased by 16.6 percent from EUR 156.5 million in 2009 to EUR 182.4 million in 2010 as a result of both a higher sales level and costs to implement and support IT solutions and costs for improvement programs (mainly employee development costs).

Interest Income (Charges), Net

Net interest income in 2011 was EUR 17.3 million compared with a net interest charge in 2010 of EUR 7.7 million. Interest income relates to interest earned on ASML’s cash and cash equivalents and was in 2011 only partly offset by net interest charges on ASML’s outstanding debt, mainly due to a significantly higher cash balance. Furthermore, net interest income was positively impacted by a release of expected interest charges related to income tax liabilities.

The 2010 net interest charge was largely unchanged compared with 2009 (2010: EUR 7.7 million; 2009: EUR 7.9 million). Interest income relates to interest earned on ASML’s cash and cash equivalents and was more than offset by net interest charge on ASML’s outstanding debt in both 2010 and 2009.

Income Taxes

The effective tax rate was 10.0 percent of income before income taxes in 2011, compared with 14.6 percent of income before income taxes in 2010. This decrease is mainly caused by the fact that ASML reached agreement with the Dutch fiscal authorities regarding the application of the ‘innovation box’ in December 2010, a facility under Dutch corporate tax law pursuant to which income associated with R&D is partially exempted from taxation. This tax ruling has retroactive effect to January 1, 2007 and is valid through December 31, 2016. Thereafter the validity of this ruling may be extended or this ruling may be adapted depending on a possible change of circumstances. For 2010, the beneficial impact of the ‘innovation box’ was partially offset with the cumulative negative ‘innovation box’ effects, previously called ‘royalty box’, incurred in the Netherlands during the period 2007-2009. In 2011, the ‘innovation box’ effect is no longer offset by these prior year effects.

Income taxes represented 14.6 percent of income before income taxes in 2010, compared to 3.0 percent of loss before income taxes in 2009. In 2009, ASML recognized a tax expense of approximately EUR 40.0 million or approximately 47.5 percent of loss before income taxes attributable to the reversal of the 2007 Royalty Box benefit which had an unfavourable impact on the effective tax rate for 2009. In 2009, based on a tax law change effective January 1, 2010, ASML decided to reverse the ‘royalty box’ benefits of 2007, as described above, as management at that time expected that a clean start of the ‘innovation box’ in 2010, as described above, would result in a higher cumulative benefit for ASML.

Segment Disclosure

ASML operates in one reportable segment for the development, manufacturing, marketing and servicing of lithography equipment. ASML’S CEO has been identified as the chief operating decision-maker, who reviews operating results to make decisions about allocating resources and assessing performance of the entire Company.

Management reporting includes net system sales figures of new and used systems. Net sales for new and used systems were as follows:

Year ended December 31 (in thousands)	2011 EUR	2010 EUR	2009 EUR

New systems	4,780,720	3,704,290	993,260
Used systems	103,193	190,452	181,598

Net system sales	4,883,913	3,894,742	1,174,858

In 2011, net sales increased by 25.4 percent to EUR 5,651.0 million from EUR 4,507.9 million in 2010. The increase in net sales was caused by increased demand for lithography imaging systems required for all of the various chip layers: customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments in new technology and capacity to meet demand. Sales were derived from all three major markets, with the logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder.

Net sales increased by 182.4 percent to EUR 4,507.9 million in 2010 from EUR 1,596.1 million in 2009. The increase in net sales mainly resulted from an increase in net system sales of EUR 2,719.8 million, or 231.5 percent to EUR 3,894.7 million in 2010 from EUR 1,174.9 million in 2009. Net service and field option sales increased to EUR 613.2 million in 2010 from EUR 421.2 million in 2009. The number of systems sold increased by 181.4 percent to 197 systems in 2010 from 70 systems in 2009. This increase was caused by the recovery of the semiconductor equipment industry, which started in the second half of 2009 and continued in 2010, as customers invested in KrF systems for basic capacity growth and new leading-edge immersion technology in order to enable new technology ramp-ups. In contrast, the first half of 2009, was characterized by the collapse of the semiconductor equipment demand as a result of the financial and economic crisis.

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which they are located and exclude deferred tax assets and derivative financial instruments. Net sales and non-current assets by geographic region were as follows:

Year ended December 31 (in thousands)	Net sales EUR	Non-current assets EUR
2011
Japan	405,595	69,001
Korea	1,318,777	16,250
Singapore	436,308	1,167
Taiwan	1,146,601	46,418
Rest of Asia	450,796	1,496
Europe	505,129	1,294,397
United States	1,387,829	259,051

Total	5,651,035	1,687,780

Year ended December 31 (in thousands)	Net sales EUR	Non-current assets EUR

2010
Japan	396,748	3,837
Korea	1,396,028	4,701
Singapore	215,357	1,079
Taiwan	1,380,400	50,130
Rest of Asia	239,914	1,619
Europe	203,548	1,031,792
United States	675,943	267,790

Total	4,507,938	1,360,948

2009
Japan	41,075	36,647
Korea	377,677	1,906
Singapore	155,825	561
Taiwan	440,222	41,849
Rest of Asia	144,004	1,193
Europe	68,652	833,280
United States	368,608	249,420

Total	1,596,063	1,164,856

In 2011, sales to the Company’s largest customer accounted for EUR 1,311.7 million or 23.2 percent of net sales. In 2010, sales to the largest customer accounted for EUR 1,270.8 million or 28.2 percent of net sales. In 2009, sales to the largest customer accounted for EUR 348.8 million or 21.9 percent of net sales.

ASML’s three largest customers (based on net sales) accounted for EUR 40.7 percent of accounts receivable at December 31, 2011, 42.4 percent of accounts receivable at December 31, 2010 and 44.0 percent of accounts receivable at December 31, 2009.

Substantially all of ASML’s sales were export sales in 2011, 2010 and 2009.

Capital Expenditures

ASML’s capital expenditures (purchases of property, plant and equipment) in the nine-month period ended September 30, 2012 were EUR 136.2 million (full financial year 2011: EUR 300.9 million, full financial year 2010: EUR 128.7 million, full financial year 2009: EUR 105.0 million). As a result of customer commitments, capital expenditures in 2009 through 2011 mainly consist of investments in the capacity expansion of EUV and NXT production facilities. In addition, capital expenditures in the nine-month period ended September 30, 2012, which are in progress at the date of this Prospectus, mainly consist of investments in the finalization of capacity expansion of EUV production facilities. These capital expenditures are financed out of ASML’s cash flow from operations and available cash and cash equivalents and mainly relate to expenditures in Veldhoven, the Netherlands.

ASML’s capital expenditures in 2013 (purchases of property, plant and equipment) mainly consist of investments used for the finalization of capacity expansion of EUV production facilities. These capital expenditures are financed out of our cash flow from operations and mainly relate to expenditures in Veldhoven, the Netherlands.

Liquidity and Capital Resources

Liquidity and Capital Resources for the Nine-Month Periods Ended September 30, 2012 and September 25, 2011

Cash Flows from Operating Activities

ASML generated positive net cash by operating activities of EUR 1,183.8 million and EUR 1,985.3 million in the first nine months of 2012 and 2011 respectively. Lower net cash provided by operating activities in the first nine months of 2012 relates to lower sales levels compared to the first nine months of 2011. Furthermore operating cash is mainly negatively impacted by increased inventories in relation to EUV systems and lower amounts of EUV down payments received in the first nine months of 2012.

Cash Flows from Investing Activities

ASML used EUR 1,402.7 million for investing activities in the first nine months of 2012 and EUR 254.4 million in the first nine months of 2011. Investing activities in the first nine months of 2012 significantly increased compared to the first nine months of 2011 as a result of our net investments in zero coupon instruments, auctioned once a month with maturities of 3, 6, or 12 months (“Dutch Treasury Certificates”) and deposits with the Dutch government and an increase in capitalized development expenditures. The Dutch Treasury Certificates are issued at a discount from par and yield is calculated on an actual/360 basis.

Cash Flows from Financing Activities

ASML’s net cash provided by financing activities was EUR 2,606.3 million in the first nine months of 2012 compared to EUR 837.8 million of net cash used in financing activities in the first nine months of 2011. Cash flows from financing activities in the first nine months of 2012 include an amount of EUR 3,016.1 million received in relation to the issuance of shares in connection with the Customer Co-Investment Program. This amount has been returned to the Shareholders (excluding the Participating Customers) via the Synthetic Share Buyback (see “Material Contracts – Synthetic Share Buyback”).

Liquidity Resources

As of September 30, 2012, ASML’s principal sources of liquidity consisted of cash flows from operations, EUR 5,118.8 million of cash and cash equivalents and EUR 1,040.0 of short-term investments as of September 30, 2012 and EUR 500.0 million of available credit facilities as of September 30, 2012.

The Company’s available credit facility consists of a EUR 500.0 million committed revolving credit facility from a group of banks that will mature in 2015. The credit facility contains a restrictive covenant that requires the Company to maintain a minimum committed capital to net total assets ratio of 40.0 percent calculated in accordance with contractually agreed definitions. During the first nine months of 2012, the Company was in compliance with the covenant and currently does not expect any difficulty in continuing to meet its covenant requirement. Outstanding amounts under this credit facility will bear interest at the Euro Interbank Offered Rate or at the London Interbank Interest Rate plus a margin that depends on the Company’s liquidity position. No amounts were outstanding under this credit facility at September 30, 2012.

Liquidity and Capital Resources in the Six-Month Periods Ended July 1, 2012 and June 26, 2011

Cash Flows from Operating Activities

ASML generated positive net cash by operating activities of EUR 609.6 million and EUR 1,631.6 million in the first half of 2012 and 2011 respectively. Lower net cash provided by operating activities in the first half of 2012 relates to lower sales levels compared to the first half of 2011. Furthermore operating cash is mainly negatively impacted by increased inventories in relation to EUV, lower amounts of EUV down payments received and a decrease in accounts payable due to payments of ASML’s largest supplier at quarter end.

Cash Flows from Investing Activities

ASML used EUR 1,079.1 million for investing activities in the first half of 2012 and EUR 159.1 million in the first half of 2011. Investing activities in the first half of 2012 significantly increased compared to the first half year of 2011 as a result of purchasing Dutch Treasury Certificates and deposits with the Dutch government.

Cash Flows from Financing Activities

Net cash used in financing activities was EUR 414.3 million in the first half of 2012 compared to EUR 666.0 million in the first half of 2011. Net cash used in financing activities in the first half of 2012 mainly included EUR 188.9 million dividend payment and EUR 244.5 million share buybacks.

Liquidity and Capital Resources in the Years Ended December 31, 2011, 2010 and 2009

Cash Flows from Operating Activities

ASML provided net cash by operating activities of EUR 2,168.5 million and EUR 1,002.5 million in 2011 and 2010, respectively. Net cash provided by operating activities in 2011 mainly relates to increased sales levels as a result of increased demand for lithography imaging systems required for all of the various chip layers. The primary drivers of net cash provided by operating activities in 2011 were net income of EUR 1,494.0 million, an increase in accrued and other liabilities (EUR 625.1 million) mainly as a result of EUV down payments, partly offset by a net increase in working capital. This net increase in working capital mainly relates to a decrease in accounts payable (EUR 126.2 million).

ASML generated cash from operating activities of EUR 1,002.5 million and EUR 270.0 million in 2010 and 2009, respectively. Cash provided by operating activities in 2010 mainly relates to increased sales levels as a result of the recovery of the semiconductor equipment industry. The primary components of cash provided by operating activities in 2010 were cash inflows reflecting the net income of EUR 985.5 million and non-cash items such as depreciation and amortization (EUR 267.1 million) and inventory obsolescence (EUR 28.5 million) and cash outflows as a result of changes in assets and liabilities (EUR 111.3 million). The changes in assets and liabilities mainly relate to higher accounts receivables (EUR 748.9 million) and higher inventories (EUR 657.3 million), partly offset by higher accrued and other liabilities (EUR 872.8 million) and higher accounts payable (EUR 350.2 million).

Cash Flows from Investing Activities

ASML used EUR 399.0 million for investing activities in 2011 and EUR 180.3 million in 2010. The 2011 investing activities are mainly related to machinery and equipment, EUV and NXT production facilities in Veldhoven, the Netherlands, information technology and leasehold improvements to its facilities. The majority of the 2010 expenditures were mainly related to machinery and equipment and the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands.

ASML used EUR 180.3 million for investing activities in 2010 and EUR 260.1 million in 2009. The 2010 investing activities are mainly related to machinery the start of the second part of the EUV and NXT production facilities in Veldhoven, the Netherlands and the capitalization of development expenditures. The majority of the 2009 expenditures were attributable to the finalization of the first part of the construction of the new production facilities in Veldhoven, the Netherlands and the capitalization of development expenditures.

Cash Flows from Financing Activities

Net cash used in financing activities was EUR 991.6 million in 2011 compared with net cash provided by financing activities of EUR 85.6 million in 2010. In 2011 net cash used in financing activities includes the cash outflow of EUR 700.5 million for the share buyback program, the annual dividend payment of EUR 172.6 million and a repayment of deposits from customers of EUR 150.0 million, partly offset by the net proceeds from issuance of shares in connection with the exercise and purchase of employee stock options of EUR 34.1 million. In 2010 net cash provided by financing activities included EUR 150.0 million cash inflow from deposits from customers and EUR 31.0 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options, partly offset by EUR 87.0 million cash outflow for the dividend payment.

Net cash provided by financing activities was EUR 85.6 million in 2010 compared with net cash used in financing activities of EUR 83.7 million in 2009. In 2010 net cash provided by financing activities included EUR 150.0 million cash inflow from deposits from customers and 31.0 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options, partly offset by EUR 87.0 million cash outflow for the dividend payment. In 2009 net cash used in financing activities included EUR 86.5 million as a result of the dividend payment and EUR 11.1 million cash inflow from the issuance of shares in connection with the exercise and purchase of employee stock options.

Liquidity Resources

As of December 31, 2011, ASML’s principal sources of liquidity consisted of cash flows from operations, EUR 2,731.8 million of cash and cash equivalents as of December 31, 2011 and EUR 500.0 million of available credit facilities as of December 31, 2011.

As of December 31, 2010, ASML’s principal sources of liquidity consisted of EUR 1,949.8 million of cash and cash equivalents as of December 31, 2010 and EUR 700.0 million of available credit facilities.

As of December 31, 2009 ASML’s cash and cash equivalents amounted to EUR 1.0 billion and EUR 700.0 million of available credit facilities.

Financial Risk Management

The Company is exposed to certain financial risks such as market risk (including foreign currency exchange risk and interest rate risk), credit risk, liquidity risk and capital risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on the Company’s financial performance. The Company uses derivative instruments to hedge certain risk exposures.

None of the transactions are entered into for trading or speculative purposes. ASML believes that market information is the most reliable and transparent measures for ASML’s derivative instruments that are measured at fair value.

Foreign Currency Risk Management

The Company’s sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. The cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollar and Japanese yen and to a limited extent in other currencies. Therefore, the Company is exposed to foreign currency risk. It is the Company’s policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. The Company hedges these exposures through the use of foreign exchange contracts.

As of December 31, 2011 other comprehensive income includes EUR 4.9 million loss (net of taxes: EUR 4.4 million loss; 2010: EUR 35.9 million loss) representing the total anticipated loss to be charged to sales within the next 12 months, and EUR 11.6 million gain (net of taxes: EUR 10.3 million gain; 2010: EUR 6.1 million loss) to be released to cost of sales within the next 12 months, which will offset the EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. The effectiveness of all contracts for which ASML applies hedge accounting is monitored on a quarterly basis throughout the life of the hedges. In 2011, a loss of EUR 0.2 million was recognized as a result of ineffective cash flow hedges related to forecasted sales transactions, no ineffectiveness was recognized relating to purchase transactions (2010: loss of EUR 0.4 million related to sales transactions).

As of December 31, 2010 other comprehensive income includes EUR 40.8 million loss (net of taxes: EUR 35.9 million loss; 2009: EUR 41.8 million loss) representing the total anticipated loss to be charged to sales, and EUR 7.0 million loss (net of taxes: EUR 6.1 million loss; 2009: EUR 0.5 million gain) to be charged to cost of sales, which will offset the higher EUR equivalent of foreign currency denominated forecasted sales and purchase transactions. In 2010, as a result of ineffective cash flow hedges, a loss was recognized in sales for an amount of EUR 0.4 million (2009: loss of EUR 10.7 million) related to forecasted sales transactions. The effectiveness of all outstanding hedge contracts is monitored on a quarterly basis throughout the life of the hedges. It is anticipated that an amount of EUR 40.7 million loss will be charged to sales and EUR 7.0 million loss will be charged to cost of sales over the next twelve months, as the forecasted sales and purchase transactions occur. The remainder of the loss is anticipated to be charged to sales between one and two years, as the forecasted sales transactions occur.

It is the Company’s policy not to hedge currency translation exposures resulting from net equity investments in foreign subsidiaries. As an exception to the Company’s policy, during 2011, the Company entered into a net investment hedge in order to hedge a temporary U.S. dollar exposure by means of a forward foreign exchange contract. The net investment hedge, resulting in a negative effect in other comprehensive income in 2011 of EUR 1.9 million, was effective throughout its entire term. The temporary increase in the foreign exchange exposure and the related hedge ended in 2011. Prior to 2009, the Company managed its material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts.

Interest Rate Risk Management

The Company has interest-bearing assets and liabilities that expose the Company to fluctuations in market interest rates. The Company uses interest rate swaps to align the interest-typical terms of interest-bearing assets with the interest-typical terms of interest-bearing liabilities. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.

As part of its hedging policy, the Company uses interest rate swaps to hedge changes in fair value of its Eurobond due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of its cash and cash equivalents. During 2009, 2010 and 2011, the hedge was 100 percent effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobond were included at the same time in the consolidated income statement as the changes in the fair value of the interest rate swaps. Furthermore, as part of its hedging policy, the Company uses interest rate swaps to hedge the variability of future interest cash flows relating to certain of its operating lease obligations. During 2009, 2010 and 2011, these hedges were 100 percent effective in hedging the cash flow exposure to interest rate movements.

Financial Instruments

The Company uses forward foreign exchange contracts to manage its currency risk and interest rate swaps to manage its interest rate risk. The following table summarizes the notional amounts and estimated fair values of the Company’s financial instruments:

	2011		2010		2009
	Notional		Notional		Notional
As of December 31 (in thousands)	Amount EUR	Fair Value EUR	Amount EUR	Fair Value EUR	Amount EUR	Fair Value EUR

Forward foreign exchange contracts[1]	389,579	(23,999)	(1,933)	(28,974)	527,816	7,428
Interest rate swaps[2]	641,500	109,991	641,500	90,256	641,500	78,485

(1)	Relates to forward contracts assigned as a hedge to forecasted sales and purchase transactions and to monetary assets and liabilities, mainly in U.S. dollar and Japanese Yen.
(2)	Relates to interest rate swaps assigned as a hedge to interest bearing assets and liabilities, mainly related to the Eurobond; the fair value of the interest rate swaps includes accrued interest.

Sensitivity Analysis Financial Instruments

Foreign Currency Sensitivity

ASML is mainly exposed to the fluctuations in exchange rates between the euro and each of U.S. dollar and Japanese yen. The following table details the Company’s sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in income before income taxes or equity, as shown.

	2011		2010		2009
(in thousands)	Impact on income before income taxes EUR	Impact on equity EUR	Impact on income before income taxes EUR	Impact on equity EUR	Impact on income before income taxes EUR	Impact on equity EUR

U.S. dollar	(2,134)	17,293	(5,861)	25,858	(3,689)	24,903
Japanese yen	(902)	(6,255)	(4,207)	(5,500)	(1,711)	(32,416)
Other currencies	(3,628)	—	(700)	—	(1,620)	12,080

Total	(6,664)	11,038	(10,768)	20,358	(7,020)	4,567

It is the Company’s policy to limit the effects of currency exchange rate fluctuations on its consolidated income statement. The negative effect on income before income taxes as presented in the table above for 2011, 2010 and 2009 is mainly attributable to timing differences between the arising and hedging of exposures.

The decrease in the U.S. dollar and Japanese yen effect on income before income taxes in 2011 compared with 2010 reflects the Company’s lower net U.S. dollar and Japanese yen exposures at year end. The increase in the U.S. dollar and Japanese yen effect on income before income taxes in 2010 compared with 2009 is caused by higher U.S. dollar and Japanese yen liability positions at year end.

The revaluation effects of the fair value movements of cash flow hedges, entered into for U.S. dollar and Japanese yen transactions are recognized in other comprehensive income within equity. The decreased U.S. dollar effect on other comprehensive income in 2011 compared with 2010 is the result of lower U.S. dollar exposures.

The increased U.S. dollar effect on equity in 2010 compared with 2009 is caused by the recovery of the semiconductor equipment industry and resulting increase in purchase hedges in combination with the fact that early 2009 the Company decided to no longer hedge its U.S. dollar net investments exposures. The effect on equity for other currencies in 2010 compared to 2009 mainly relates to investments in foreign entities in Taiwan dollar and Korean won.

For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on the income before income taxes. For the sensitivity for a 10.0 percent weakening of the U.S. dollar against the euro, there would be a lower opposite effect than presented in the table shown above of EUR 7.2 million on equity in 2010.

Interest Rate Sensitivity

The sensitivity analysis below has been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the statement of financial position date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percent point increase in interest rates on the Company’s income before income taxes and other comprehensive income, within equity. For a 1.0 percent point decrease in interest rates there would be an approximately equal but opposite effect on income before income taxes and other comprehensive income, within equity. A positive amount indicates an increase in income before income taxes and other comprehensive income, within equity.

(in thousands)	2011 Impact on income before income taxes EUR	Impact on equity EUR	2010 Impact on income before income taxes EUR	Impact on equity EUR	2009 Impact on income before income taxes EUR	Impact on equity EUR

	21,020	1,691	13,274	1,986	4,425	2,336

The positive effect on other comprehensive income, within equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges. The effect on income before income taxes has increased, reflecting an increase in cash and cash equivalents in 2011 compared with 2010. The effect on income before income taxes has increased, mainly due to an increase in cash and cash equivalents in 2010 compared with 2009.

Credit Risk Management

Financial instruments that potentially subject ASML to significant concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, derivative instruments used in hedging activities and accounts receivable.

Cash and cash equivalents, short-term investments and derivative instruments contain an element of risk of the counterparties being unable to meet their obligations. The risk management program focuses appropriately on the current environment of uncertainty in the financial markets, especially in the euro-zone. ASML invests its cash and cash equivalents and short-term investments in short-term deposits with high-rated financial institutions and the Dutch government, in Dutch Treasury Certificates and in AAAm-rated money market funds that invest in high-rated short-term debt securities of financial institutions and governments. To mitigate the risk that any of its counterparties in hedging transactions is unable to meet its obligations, ASML only enters into transactions with a limited number of major financial institutions that have high credit ratings and closely monitors the creditworthiness of its counterparties. Concentration risk is mitigated by limiting the exposure on a single counterparty.

ASML’s customers consist of IC manufacturers located throughout the world. ASML performs ongoing credit evaluations of its customers’ financial condition. ASML takes additional measures to mitigate credit risk when considered appropriate by means of e.g. down payments, letters of credit, and retention of ownership provisions in contracts. Retention of ownership enables ASML to recover the systems in the event a customer defaults on payment.

Liquidity Risk Management

ASML’s liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Since its cash requirements fluctuate based on the timing and extent of these factors, ASML seeks to ensure that its sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.

ASML’s principal sources of liquidity consist of cash flows from operations, cash and cash equivalents, short-term investments and available credit facilities. In addition, ASML may from time to time raise additional capital in debt and equity markets. ASML’s goal is to remain an investment grade rated company and maintain a capital structure that supports this. ASML intends to return cash to its shareholders on a regular basis in the form of dividend payments and, subject to actual and anticipated liquidity requirements and other relevant factors, share buy backs or repayment of capital.

The Company’s liquidity analysis consists of the following derivative financial instruments:

2011 (in thousands)	Total EUR	Less than 1 year EUR	1-3 years EUR	After 3-5 years EUR	5 years EUR
Cash outflows
Currency contracts	799,579	799,579	—	—	—
Interest rate swaps	737,381	30,700	28,699	40,118	637,864

Cash inflows
Currency contracts	775,956	775,956	—	—	—
Interest rate swaps	851,623	51,469	69,602	70,090	660,462

2010	Less than			After
(in thousands)	Total EUR	1 year EUR	1-3 years EUR	3-5 years EUR	5 years EUR
Cash outflows
Currency contracts	936,979	934,855	2,124	—	—
Interest rate swaps	792,851	14,147	54,851	52,824	671,029

Cash inflows
Currency contracts	908,275	906,225	2,050	—	—
Interest rate swaps	888,673	34,959	86,736	70,623	696,355

2009	Less than			After
(in thousands)	Total EUR	1 year EUR	1-3 years EUR	3-5 years EUR	5 years EUR
Cash outflows
Currency contracts	724,977	724,977	—	—	—
Interest rate swaps	840,755	10,236	66,523	56,688	707,308

Cash inflows
Currency contracts	733,343	733,343	—	—	—
Interest rate swaps	925,396	34,778	87,660	70,795	732,163

Significant Accounting Policies

For a description of ASML’s significant accounting policies, see the following sections of the following documents:

•

The sections “Summary of Significant Accounting Policies” of ASML’s audited consolidated financial statements for the years 2011, 2010 and 2009 as contained in the statutory annual reports 2011, 2010 and 2009 respectively;

•

The sections “Summary of Significant Accounting Policies” of ASML’s unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 as contained in the statutory interim reports for those periods; and

•

The sections “Notes to the Summary IFRS Consolidated Financial Statements” of the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011 respectively.

All items referenced above are incorporated by reference in this Prospectus, see section “Documents Incorporated by Reference”.

BUSINESS

Overview

Introduction

ASML is one of the world’s leading providers (measured in revenues) of advanced technology systems for the semiconductor industry. ASML offers an integrated portfolio of lithography systems mainly for manufacturing complex ICs, also known as semiconductors or chips. ASML supplies lithography systems to IC manufacturers throughout Asia, the United States and Europe and also provides its customers with a full range of support services from advanced process and product applications knowledge to complete round-the-clock service support.

History and Development of the Company

ASML commenced business operations in 1984. ASM Lithography Holding N.V. was incorporated in the Netherlands on October 3, 1994 to serve as the holding company for worldwide operations, which include operating subsidiaries in the Netherlands, the United States, Italy, France, Germany, the United Kingdom, Ireland, Belgium, Korea, Taiwan, Singapore, China (including Hong Kong), Japan, Malaysia and Israel. In 2001, the Company changed its name to ASML Holding N.V.

In May 2001, ASML acquired Silicon Valley Group (“SVG”) (now part of ASML US, Inc.), a company that was active in lithography. From time to time, ASML pursues acquisitions of smaller businesses that will complement or enhance ASML’s core lithography business. These include the acquisition of MaskTools in July 1999 and the acquisition of Brion in March 2007. On October 17, 2012 ASML announced that it will acquire Cymer. See “Material Contracts – Cymer Acquisition”.

Business Overview

Business Model

ASML’s business model is derived from its “value of ownership” concept which is based on the following principles:

•

offering ongoing improvements in productivity, imaging and overlay by introducing advanced technology based on modular platforms and advanced applications outside the traditional lithography business, each resulting in lower costs per product for customers;

•	providing customer services that ensure rapid, efficient installation and superior support and training to optimize manufacturing processes of the customers and improve productivity;

•	maintaining appropriate levels of R&D to offer the most advanced technology suitable for high-throughput and low-cost volume production at the earliest possible date;

•	enhancing the capabilities of the installed base of customers through ongoing field upgrades of key value drivers (productivity, imaging and overlay) based on further technology developments;

•	reducing the cycle time between a customer’s order of a system and the use of that system in volume production;

•	expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies;

•	improving the reliability and uptime of the installed system base; and

•	providing refurbishing services that effectively increase residual value by extending the life of equipment.

Business Strategy

The long-term growth of the semiconductor industry is the result of the principle that the power, cost and time required for every computation on a digital electronic device can be reduced by shrinking the size of transistors on chips. In 2011, chip makers routinely produced electronic chip features with geometries of 32 nanometers, compared to typical geometries of 10,000 nanometers in the early 1970s, resulting in an increase in the number of transistors on leading chips from several thousand to over two billion. This trend was first observed by Intel co-founder Gordon Moore in 1965 (“Moore’s Law”). Moore’s Law has resulted in an information society with fast wired and wireless communications – built on affordable chips. Moore’s Law also has an impact on the energy usage of chips. Smaller geometries allow for much lower electrical currents to operate the chip. This has helped to contain the world’s energy consumption despite the proliferation of affordable computing. Using advanced semiconductors in industrial and consumer products often provides economic benefits, user-friendliness and increased safety. The technology revolution powered by semiconductors has brought many advantages: not only can information be more widely disseminated than ever before, affordable chip intelligence has also enabled industry and service sectors to create and distribute products and ideas at lightning speed.

Smarter, smaller and more energy-efficient chips are made with increasingly sophisticated lithography systems produced by ASML. Lithography systems are crucial to the roadmaps of chipmakers to make smaller transistors on chips. ASML’s business strategy is based on maintaining and further developing its position as a technology leader in semiconductor lithography. When executed, this strategy results in the delivery of lithography systems which enable customers to produce highest performance and lowest cost chips. The superior value of ownership offered to customers as a result of ASML’s strategy also maximizes ASML’s own financial performance, aligning the interests of ASML and its customers.

Sustainability over the long term is essential in the relationship between ASML and customers, because customers rely on ASML for their long-term roadmaps towards smarter and more energy efficient microchips.

Sustainability Governance

In 2009 ASML decided to significantly strengthen its commitment in the area of sustainability by setting a number of stringent objectives to be reached by 2015. It is the mission of the ASML’s sustainability board (“Sustainability Board”) to monitor the realization of the objectives. The mandate given by the Board of Management to the Sustainability Board is to review and make recommendations on the sustainability management system and policies, authorize or recommend plans to the Board of Management, provide guidance to management on objectives and targets; monitor and provide guidance on sustainability performance and targets, monitor and oversee sustainability risk management review and monitor stakeholder relations, and review and make recommendations on sustainability impacts of major business decisions. The Sustainability Board also determines the scope, provides input, and recommends to the Board of Management adoption of the sustainability report.

Sustainability Strategy

Customers want chip-making machines that produce more chips faster, using less energy and fewer natural resources. They also want ASML, as their supplier, to operate according to the highest environmental, social and governance standards. ASML’s sustainability strategy thus goes hand in hand with its business strategy, aimed at maintaining and further developing its position as a technology leader in the semiconductor industry.

Customer Focus

Ensuring customers are served with the right products at the right time, supported by excellent service, is key to ASML’s commitment to a long-term relationship. With high-valued products, customers expect high-quality support customized to their specific requirements. This support includes service engineers, equipped with the latest technical information, to ensure the highest levels of system performance, as well as applications specialists who support optimal system processing and new product implementation.

ASML aims to deliver lithography systems with the lowest cost of ownership and highest earnings.

Customer satisfaction is a critical objective of ASML, and it has account teams that are specifically dedicated to customer satisfaction throughout the lifecycle of its products.

Through 2011, all of the top ten chip makers worldwide, in terms of semiconductor capital expenditure, were ASML customers. ASML also has a significant share of customers outside the top ten. ASML strives for continued business growth with all customers.

Market and Technology Overview

Introduction

The chip-making business is focused on ‘shrink’ or reducing the size of chip designs. The worldwide electronics and computer industries have experienced significant growth since the commercialization of ICs in the 1960s, largely due to the continual reduction in the cost per function performed by ICs. Improvement in the design and manufacture of ICs with higher circuit or ‘packing’ densities has resulted in smaller and lower cost ICs capable of performing a greater number of functions at faster speeds and with reduced power consumption. ASML believes that these long-term trends will continue for the foreseeable future and will be accompanied by a continuing demand, subject to ongoing cyclical variation, for production equipment that can accurately produce advanced ICs in high volumes at the lowest possible cost. Lithography is used to print complex circuit patterns onto the wafers that are the primary raw material for ICs and is one of the most critical and expensive steps in their fabrication. It is therefore a significant focus of the IC industry’s demand for cost-efficient enhancements to production technology.

ASML primarily designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of ICs. ASML’s lithography equipment includes step & scan systems, which combine stepper technology with a photo-scanning method.

ASML’s systems use a mask to achieve the required chip pattern. A mask is a flat, transparent quartz plate containing an opaque microscopic pattern, which is an image of the electronic circuitry for one layer of a chip. The mask is placed in a scanner where intense light passing through it projects the pattern, via a series of reducing lenses, onto part of the wafer. Before exposure, the wafer is coated with photo resist and positioned in order for the projected pattern to align with existing features on the chip/wafer. After exposure and developing, the pattern left on the wafer surface is used to selectively process and build up the next layer.

Semiconductor Equipment Industry

The costs to develop new lithography equipment are high. Accordingly, the lithography equipment industry is characterized by the presence of only a few primary suppliers: ASML and Nikon, and (to a lesser degree) Canon. In 2011, ASML was one of the world’s leading providers of lithography equipment (measured in revenues).

Total lithography equipment shipped by the industry as a whole in the six years ended December 31, 2011, is set out in the following table:

Year ended December 31	2011	2010	2009	2008	2007	2006
Total units shipped(1)	356	304	128	344	604	633

Total value (in millions USD)(1)	7,981	6,416	2,485	5,388	7,144	6,386

(1)	Historical data and full-year 2011 estimates as reported by Gartner Dataquest in its fourth quarter 2011 report.

For ASML, the year 2011 was characterized by increased demand for lithography imaging systems across all chip layers. Customers continued to invest in new leading-edge immersion technology as well as dry lithography tools in order to execute their strategic investments both in new technology and capacity to meet demand. Sales were derived from all three major markets in which ASML’s customers operate, with the Logic segment generating the majority of system sales and DRAM and Nand-Flash memory generating the remainder. Also in 2011, ASML shipped five second-generation (NXE:3100) EUV systems, in addition to one shipped in 2010.

Customer Roadmaps

The three major customer sectors to which the Company sells its products are Logic processor chip makers, NAND-Flash memory chip makers and DRAM memory chip makers.

Supported by their technology roadmaps, IC manufacturers continue to show interest in shrinking resolution as a means to lower manufacturing costs per unit. ASML believes that the leading IC manufacturers have plans to migrate their production capabilities in the foreseeable future to resolutions beyond 20 nanometer (“nm”), for which they will require state-of-the-art lithography equipment.

Products

ASML develops lithography systems and related products for the semiconductor industry and related patterning applications. The product development strategy focuses on the development of product families based on a modular, upgradeable design.

The older Philips automatic stepper (“PAS” ) 2500 and PAS 5000 lithography systems, which ASML no longer manufactures but continues to refurbish, are used for g-line and i-line processing of wafers up to 150 mm in diameter and are employed in manufacturing environments and in special applications for which design resolutions no more precise than 0.5 microns are required.

The PAS 5500 product family comprises advanced wafer steppers and step & scan systems suitable for i-line, KrF and argon fluoride (“ArF”) processing of wafers up to 200 mm in diameter and is employed in volume manufacturing to achieve design nodes requiring resolutions down to 90 nm.

ASML offers TWINSCAN systems, based on i-line, KrF and ArF processing of wafers up to 300 mm in diameter for manufacturing environments for which design resolutions down to 38 nm are required. The modular upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design TWINSCAN, ASML’s most advanced product family. Introduced in 2000, the TWINSCAN platform, is the basis for the current and next-generation step-and scan systems, which are capable of extending shrink technology down to 38 nm and beyond.

ASML is the leader in the innovation of immersion technologies and was the world’s first producer of dual-stage design (TWINSCAN) systems. Wafer measurement, including focus and alignment, is completed on the dry stage, while the imaging process, using water applied between the wafer and the lens, is completed on the wet stage. The dual-stage advantage of TWINSCAN systems enables customers to benefit from the process enhancements of immersion while continuing to use familiar and proven metrology technology.

Furthermore, ASML continuously develops and sells a range of product options and enhancements designed to increase productivity and improve imaging and overlay to optimize value of ownership over the entire life of its systems.

The NXE platform is based on a new platform utilizing the concepts of the TWINSCAN platform, that extends the industry proven modularity of the TWINSCAN NXT system with new innovative technologies to support EUV imaging in several system critical areas, including the EUV light source and the reflective mirror optical system, all encompassed within a vacuum system. The NXE (EUV) platform is equipped with a completely new EUV light source technology, based upon tin plasma, producing light at a wavelength of 13.5 nm. In addition, the NXE (EUV) system has a completely new optical technology utilizing reflective mirrors rather than the traditional refractive optics with a numerical aperture (“NA”) of 0.25. The NXE (EUV) platform operates with a vacuum environment for the light from light source, through the entire optical train to wafer level. With the combination of these revolutionary technologies, EUV offers the potential to provide ASML’s customers a roadmap for future shrink, and ASML expects it to become the lithography technology for the coming years. The success of EUV remains particularly dependent on light source (laser) availability and continuing related technical advances by ASML and its suppliers, as well as infrastructure developments in masks and photoresists. ASML is actively working with its suppliers to improve the availability and performance of the light source and to achieve these related technical advances.

Product Development

In 2003, ASML introduced the second-generation of TWINSCAN ‘XT’ systems with a 50% reduction in the main production area occupied by its system.

In 2004, ASML shipped its first lithography systems based on immersion technology. These shipments marked the delivery of the industry’s first high productivity immersion scanners for mainstream production.

In 2006, ASML shipped the industry’s first EUV alpha demo tools to two research institutions, which work closely with most of the world’s major IC manufacturers in developing manufacturing processes and materials.

Also in 2006, ASML started volume production of the TWINSCAN XT:1700i, a 193 nm immersion scanner capable of imaging at the 45 nm node in volume production environments. With a new catadioptric lens design, this system featured an NA of 1.2, substantially higher than that of its predecessor, the XT:1400, which had an NA of 0.93, exceeding the non-immersion barrier of 1.0. The XT:1700i has enabled chipmakers to improve resolution by 30% and has been employed in the development and manufacturing of the latest advanced generation of ICs.

The acquisition of Brion Technologies Inc. (“Brion”) in 2007 enabled ASML to improve the implementation of optical proximity correction technology and resolution enhancement techniques such as double patterning technology and source-mask optimization for masks. These improvements are extending the practical resolution limits of ASML ArF immersion products. Brion’s computational lithography capabilities enables ASML to offer products that further improve the set-up and control of ASML lithography systems.

Brion’s current computational lithography portfolio comprises both traditional products (such as mentioned in the previous paragraph), as well as solutions that directly interface with the numerous calibration controls in an ASML scanner to optimize performance. ASML’s computational lithography products capture detailed knowledge of scanner design and real performance, which enables them to accurately predict real-life manufacturing performance. These predictions are essential in addressing possible ramp-up and yield problems in advance, potentially avoiding months of delay in time-to-market for ASML customers. The same prediction capabilities allow ASML scanners to be optimally calibrated for improved performance in production, given specific chip designs or masks, thereby achieving improved yield.

Once a scanner is optimally set-up for a given application, ASML also offers scanner control solutions that ensure that the performance of the lithographic process remains optimal and stable throughout production. These scanner control solutions leverage the scanner controls to compensate for potential performance drifts in the scanner itself, as well as in other steps of the device manufacturing process, such as mask deterioration, resist coating fingerprints, etching fingerprints, or chemical-mechanical polishing fingerprints. To provide a total solution for scanner control ASML offers its own advanced wafer metrology system (“Yieldstar”).

In 2007, ASML began volume shipment of the XT:1900i, with a new industry benchmark of 1.35 NA, which is close to the practical limit for water-based immersion technology. This optical lithography system is capable of volume production of ICs down to 40 nm and below and is used for high volume IC manufacturing at multiple customers worldwide.

In 2008, ASML partly discontinued research into optical maskless lithography due to the reduced market opportunity for this technology. Research studies on alternative technologies continue for both mask-based and maskless lithography.

In 2009, ASML started shipments of XT:1950i systems, the enhanced version of the XT:1900i, with improved throughput of 148 wafers per hour, resolution of 38 nm and a scheduled overlay of 4 nm. This system extended the performance, imaging and overlay specifications of the successful XT:1900i system.

In 2009, Brion announced Tachyon source-mask optimization (“Tachyon SMO”), a new product that provides the industry with improved manufacturable imaging solutions and is a major advancement of Brion’s industry standard source-mask optimization technology, which was currently in use by leading logic and memory manufacturers.

In 2009, ASML introduced FlexRay programmable illumination (“FlexRay”) and BaseLiner scanner matching technology (“BaseLiner”). Together, they offer scanner stability optimization and stabilize manufacturing process windows.

Also in 2009, ASML announced an improved version of the TWINSCAN platform called NXT featuring new stage and position control technology, providing improved imaging and overlay performance for immersion. Initial shipments started in the third quarter of 2009 and volume production and shipments commenced in 2010.

In 2010, ASML shipped the first second-generation EUV system called NXE:3100, and five more were shipped to customers in 2011. EUV will provide a large ‘process window’ and much greater shrink compared with current approaches and ASML expects it to become the lithography solution for the next decade. The second-generation (NXE:3100) of these systems combines a wavelength of 13.5 nm and an optical system with a NA of 0.25 to provide imaging at a resolution of 27 nm. As of December 31, 2011, ASML had received 11 orders for its successor, the third-generation (NXE:3300), high-volume EUV systems. The NXE platform is targeted for production of ICs down to 16 nm and beyond.

As of December 31, 2011, ASML had received 11 orders for its successor, the third-generation (NXE:3300B), high-volume EUV systems. The NXE platform is targeted for production of ICs down to 16 nm and beyond. The deliveries of these first 11 NXE:3300B systems is currently expected in 2013, these systems are to be installed at customers for process development. ASML is furthermore making progress in preparing EUV lithography for 2014 device production, evidenced by customer commitment to purchase 4 additional production systems for delivery in 2014. ASML expects another 4 to 8 orders within the next 4 months.

The table below outlines ASML’s current product portfolio of stepper and scanner systems by resolution and wavelength.

Current ASML Lithography Product Portfolio of Step & Scan Systems

System	Resolution	Wavelength	Lightsource	Numerical aperture
PAS 5500 SYSTEMS
PAS 5500/4X0	280 nm	365 nm	i-line	0.48—0.65
PAS 5500/750	130 nm	248 nm	KrF	0.50—0.70
PAS 5500/850	110 nm	248 nm	KrF	0.55—0.80
PAS 5500/1150	90 nm	193 nm	ArF	0.50—0.75
TWINSCAN® SYSTEMS
TWINSCAN® XT:400	350 nm	365 nm	i-line	0.48—0.65
TWINSCAN® XT:450	220 nm	365 nm	i-line	0.48—0.65
TWINSCAN® XT:8X0	110 nm	248 nm	KrF	0.55—0.80
TWINSCAN® XT1000	80 nm	248 nm	KrF	0.50—0.93
TWINSCAN® XT:1450	57 nm	193 nm	ArF	0.65—0.93
TWINSCAN® XT:1700 immersion	45 nm	193 nm	ArF	0.75—1.20
TWINSCAN® XT:1900 immersion	40 nm	193 nm	ArF	0.85—1.35
TWINSCAN® XT:1950 immersion	38 nm	193 nm	ArF	0.85—1.35
TWINSCAN® NXT:1950 immersion	38 nm	193 nm	ArF	0.85—1.35
EUV
NXE:3100	27 nm	13.5 nm	EUV	0.25
NXE:3300	22 nm	13.5 nm	EUV	0.33

The table above can be further explained by the following notes:

•

this table does not include older (including pre-used) products sold on the PAS 2500, PAS 5000 and PAS 5500 platforms or system enhancements on steppers and scanners and other products (e.g. Yieldstar or computational lithography products).

•	XT is a TWINSCAN system for 200 and 300 mm wafer sizes.

•	wavelength refers to the frequency of light going through projection lenses; the shorter the wavelength, the smaller the line-width and the finer the pattern on the IC.

•	1 nm is equal to one billionth of a meter.

•	the X in the product number represents different models in the product portfolio within the same resolution. For example XT:8X0 can either represent XT:800 or XT:850.

•	NXT is an improved version of the current TWINSCAN system, introducing new stages and stage position control technology, which enable improved imaging and overlay.

•	NXE is a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source (EUV), lens system, and vacuum body.

ASML has been developing an advanced wafer metrology system (Yieldstar) for Overlay and critical dimension (“CD”) measurements by using scatterometry technology. Yieldstar scatterometry provides high accuracy and low cost wafer metrology data that can be used for further improving the NXT/NXE performance.

Sales, Customer Support and Customers

ASML supports its customers with a broad range of applications, services, and technical support products to maintain and maximize the performance of the systems at customer sites. ASML also offers refurbished and remanufactured tools, system upgrades and enhancements, and technical training.

ASML markets and sells its products through direct sales staff.

The field sales, field engineers and applications, service and technical support specialists are located throughout Asia, the United States and Europe. ASML has established the ASML Center of Excellence (“ACE”) in Taiwan, Asia. The primary goal of ACE is to serve as a supplementary engine to propel ASML’s long-term growth. ACE features customer support, training, logistics, refurbishment, technology and application development. ACE also enables sourcing of selected equipment modules, components and services in the region. Finally, ACE is used as a training centre to develop worldwide talent for ASML’s workforce.

Manufacturing, Logistics and Suppliers

ASML’s business model is based on outsourcing production of a significant part of the components and modules that comprise the lithography systems, working in partnership with suppliers from all over the world. ASML’s manufacturing activities comprise the subassembly and testing of certain modules and the final assembly and fine tuning / testing of a finished system from components and modules that are manufactured to ASML’s specifications by third parties and by ASML. All of the manufacturing activities (subassembly, final assembly and system fine tuning / testing) are performed in clean room facilities in Veldhoven, the Netherlands, in Wilton, Connecticut, the United States and in Linkou, Taiwan. ASML procures stepper and scanner system components and subassemblies from a single supplier or a limited group of suppliers in order to ensure overall quality and timeliness of delivery. ASML jointly operate a formal strategy with suppliers known as ‘value sourcing’, which is based on competitive performance in quality, logistics, technology and total cost. The essence of value sourcing is to maintain a supply base that is world class, globally competitive and globally present.

ASML’s value sourcing strategy is based on the following strategic principles:

•	maintaining long-term relationships with suppliers;

•	sharing risks and rewards with suppliers;

•	dual sourcing of knowledge, globally, together with suppliers; and

•	single, dual or multiple sourcing of products, where possible or required.

Value sourcing is intended to align the performance of suppliers with requirements on quality, logistics, technology and total costs.

Zeiss is the sole external supplier of main optical systems and one of the suppliers of other components. In 2011, 27.9% of aggregate cost of sales was purchased from Zeiss (2010: 29.7%).

Zeiss is highly dependent on its manufacturing and testing facilities in Oberkochen and Wetzlar, Germany, and its suppliers. Moreover, Zeiss has a finite capacity for production of lenses and optical components for the systems. The expansion of this production capacity may require significant lead-time. From time to time, the number of systems ASML has been able to produce has been limited by the capacity of Zeiss to provide ASML with lenses and optical components. During 2011, sales were not limited by the deliveries from Zeiss.

The relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of the business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence.

Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years’ notice of its intent to terminate. Although ASML believes such an outcome is unlikely, if Zeiss were to terminate its relationship with ASML, or if Zeiss were unable to produce lenses and optical components over a prolonged period, ASML would effectively cease to be able to conduct its business.

In addition to Zeiss, ASML also relies on other outside vendors for the components and subassemblies used in systems, each of which is obtained from a single supplier or a limited number of suppliers. The reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the risk of untimely delivery of these components and subassemblies.

ASML has a flexible labor model with a mix of fixed and flexible contracted labor in its manufacturing and research and development facilities in Veldhoven, the Netherlands, and payroll employees compensated under a partly variable salary structure through ASML’s profit sharing plan. This reinforces the ability to adapt more quickly to semiconductor market cycles, including support for potential 24-hour, seven days-a-week production activities. By maximizing the flexibility of technically skilled workforce, ASML can shorten lead-times: a key driver of added value for customers. Flexibility also reduces the working capital requirements.

Research and Development

The semiconductor manufacturing industry is subject to rapid technological changes and new product introductions and enhancements. ASML believes that continued and timely development and introduction of new and enhanced systems are essential for ASML to maintain its competitive position. As a result, ASML has historically devoted a significant portion of the financial resources to R&D programs, and ASML expect to continue to allocate significant resources to these efforts. In addition, ASML has established sophisticated development centres in the Netherlands, the United States and Taiwan. ASML is also involved in joint R&D programs with both public and private partnerships and consortiums, involving independent research centers, leading chip manufacturers and governmental programs. ASML aims to own or license its jointly developed technology and designs of critical components.

ASML applies for subsidy payments in connection with specific development projects under programs sponsored by the Dutch government, the European Union, the United States government and the Taiwanese government.

In 2011 ASML focused its R&D investments on immersion, EUV, and holistic lithography solutions.

The innovative immersion lithography systems place a fluid between the wafer and a system’s projection lens to enhance focus and enable circuit line-width to shrink to smaller dimensions than what is possible with ‘dry’ lithography systems. ASML pioneered this ‘wet’ technology and has experienced strong demand for immersion-based systems, which have been adopted by most of the customers in all semiconductor market segments, including Logic processor chip, Nand-Flash memory chip, as well as the DRAM memory chip segment.

ASML has developed different immersion systems for different customer needs. ASML has optimised its TWINSCAN XT immersion systems for cost-effective imaging down to 38 nm resolution and beyond, and has developed a new dual wafer stage system called TWINSCAN NXT with improved positioning and imaging. The TWINSCAN NXT platform enables next generations of semiconductors through the so-called double patterning technique which requires two exposures per layer on a chip, enabling precise imaging patterns and lines by using the TWINSCAN NXT planar wafer stage and breakthrough grid metrology.

In 2010, ASML achieved a major milestone with EUV lithography when it shipped its first second-generation (NXE:3100) system to a customer’s manufacturing site. In 2011 five additional EUV systems were shipped during the year.

These second generation-systems (NXE:3100) are used by the customers to develop their EUV manufacturing process before high-volume EUV systems will become available. The high-volume EUV systems are subject to successful implementation of a number of new technologies specific to EUV, including the light source. As of December 31, 2011, ASML has received 11 orders for the successor of the NXE:3100, the third-generation (NXE:3300) high-volume EUV systems. The NXE (EUV) system, utilising an evolved TWINSCAN® platform, enables customers to extend their roadmap towards smaller chip features. EUV permits chip makers to expose a critical layer in just one single step – as opposed to double patterning which requires multiple steps. EUV also has a roadmap from the initial 27 nm resolution down to 16 nm and beyond. ASML has published a roadmap to develop a range of EUV models, offering the greatest extendibility at the lowest cost of ownership for the future of lithography. Furthermore ASML is making progress in preparing EUV lithography for 2014 device production, evidenced by customer commitment to purchase additional production systems for delivery in 2014.

Intellectual Property

ASML relies on intellectual property rights such as patents, copyrights and trade secrets to protect its proprietary technology. ASML aims to obtain ownership rights on technology developed by or for ASML or, alternatively, to have license rights in place with respect to such technology.

In 2007, ASML and Zeiss signed an agreement with Canon for the global cross-license of patents in their respective fields of semiconductor lithography and optical components, used to manufacture ICs. There was no transfer of technology and no payment was made among the parties.

Intellectual property litigation

From late 2001 through 2004, ASML was party to a series of civil litigations and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML, Zeiss and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases and a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices (“Nikon Cross-License Agreement”) and payments to Nikon by ASML and Zeiss. In connection with the settlement, ASML and Zeiss made settlement payments to Nikon from 2004 to 2007. The license period for certain patents subject to the Nikon Cross-License Agreement, which were not perpetually licensed, ended on December 31, 2009. Pursuant to the terms of the Nikon Cross-License Agreement, the parties have agreed, from January 1, 2010 to December 31, 2014 (“Cross-License Transition Period”) not to bring suit for claims related to infringement of those patents or for claims related to infringement of patents issued during the Cross-License Transition Period. However, beginning on January 1, 2015, the parties may bring suit for infringement of patents subject to the Nikon Cross-License Agreement, including any infringement that occurred during the Cross-License Transition Period. Damages related to claims for patent infringement occurring during the Cross-License Transition Period are limited to 3% of the net sales price of products utilizing patents that are valid and enforceable.

Competition

The semiconductor equipment industry is highly competitive. The principal elements of competition in the market segments are:

•	the technical performance characteristics of a lithography system;

•	the value of ownership of that system based on its purchase price, maintenance costs, productivity, and customer service and support costs;

•	the exchange rate of the euro particularly against the Japanese yen which results in varying prices and margins;

•	the strength and breadth of the portfolio of patent and other intellectual property rights; and

•	customers’ desire to obtain lithography equipment from more than one supplier.

ASML believes that the market segment for lithography systems and the investments required to be a significant competitor in this market segment have resulted in increased competition for market share through the aggressive prosecution of patents. ASML’s competitiveness will increasingly depend upon the ability to protect and defend the patents, as well as the ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

Government Regulation

ASML’s business is subject to direct and indirect regulation in each of the countries in which ASML’s customers and/or ASML do business. As a result, changes in various types of regulations could affect ASML’s business adversely. The implementation of new technological, safety or legal requirements could impact the products, or manufacturing or distribution processes, and could affect the timing of product introductions, the cost of production, and products as well as their commercial success. Moreover, environmental and other regulations that adversely affect the pricing of products could adversely affect results of operation. The impact of these changes in regulation could adversely affect business even where the specific regulations do not directly apply to ASML or to its products.

Property, Plant and Equipment

ASML leases a number of its facilities under operating leases. ASML also owns a number of buildings, mainly consisting of the new production facilities in the Netherlands and Taiwan. The book value of land, buildings and constructions owned by ASML amounted to EUR 586.3 million as of December 31, 2011 compared with EUR 399.3 million as of December 31, 2010.

ASML’s planned capital expenditures will mainly consist of investments in the capacity expansion of EUV production facilities and new production facilities for the Company’s 450mm program.

Facilities in Europe

ASML headquarters, main manufacturing facilities, applications laboratory and R&D facilities are located at a single site in Veldhoven, the Netherlands. This state-of-the-art facility includes 51,000 square meter of office space and 38,000 square meter of buildings used for manufacturing and R&D activities and 21,000 square meter of warehouses. ASML leases the majority of these facilities through long-term operating leases that contain purchase options. Some of ASML office facilities at its headquarters in Veldhoven, the Netherlands, are financed through a special purpose vehicle that is a variable interest entity. ASML also leases several sales and service facilities at locations across Europe.

Facilities in the United States

The United States head office is located in a 9,000 square meter office building in Tempe, Arizona. ASML maintains lithography research, development and manufacturing operations in a 27,000 square meter facility in Wilton, Connecticut, and a 5,000 square meter facility in Santa Clara, California. ASML also leases several sales and service facilities at locations across the United States.

Facilities in Asia

ASML’s Asian headquarters are located in a 425 square meter office space in Hong Kong, The People’s Republic of China. In addition, the ACE facility in Linkou, Taiwan comprises clean room (approximately 2,000 square meter) and office space (approximately 6,000 square meter). The ACE facility supports customers in the Asia-Pacific region by focusing on technology and applications development, equipment support, training, logistics and refurbishment. ACE also enables local sourcing of equipment, components and services. The facility in Korea comprises clean room (approximately 469 square meter) and office space (approximately 5,000 square meter). The purpose of this facility is to support a closer working relationship with ASML’s customers in Korea. ASML also leases and owns several sales and service and training facilities at locations across Asia.

Recent trends

ASML sees sustained demand from Logic as the planned 28 nanometer node strategic build-up to a worldwide capacity of 300,000 wafer starts per month is expected to be achieved by mid-2013, and as the 22 nanometer logic ramp will start in the second half of 2013. Spending by memory customers is expected to remain subdued in the fourth quarter of 2012 and the first quarter of 2013.

MATERIAL CONTRACTS

Customer Co-Investment Program

Overview

On July 9, 2012, ASML announced its Customer Co-Investment Program, which involved a commitment by customers of ASML to provide NRE funding for next generation lithography technologies, together with an entitlement for those customers committing to such funding to invest in Ordinary Shares up to an aggregate for all participating customers of 25% of ASML’s issued share capital (measured on a post-transaction basis) with the proceeds of the share issuances being returned to the holders of Ordinary Shares (excluding the participating customers) through a synthetic share buyback.

Intel, TSMC and Samsung participate in the Customer Co-Investment Program. The Participating Customers contribute funds to ASML’s R&D projects which creates risk sharing while the results of ASML’s development programs will be available to every semiconductor manufacturer with no restrictions. The equity investment by the Participating Customers gives those customers an economic interest in the success of ASML’s development efforts.

Shareholder Approval

On September 7, 2012, the extraordinary General Meeting authorized the Board of Management from September 7, 2012 through July 31, 2013 to issue shares or rights to subscribe for shares (and restrict or exclude pre-emption rights relating thereto) in the capital of the Company up to 25% of the issued share capital of the Company on April 25, 2012 in connection with the Customer Co-Investment Program, subject to Supervisory Board approval (“Customer Co-Investment Program Authorization”). The extraordinary General Meeting also authorized the Synthetic Share Buyback (See “– Synthetic Share Buyback” below).

Share Issuances

On September 12, 2012 and October 31, 2012, ASML issued Ordinary Shares in connection with the Customer Co-Investment Program to the Customer Stichtingen by way of administration (ten titel van beheer), and the Customer Stichtingen in turn have issued a corresponding number of Depositary Receipts to the Participating Customers. The Participating Customers are not permitted to vote those Ordinary Shares except in exceptional circumstances. The Participating Customers have also agreed to Lock-Up Restrictions as well as Standstill Restrictions (See “– Shareholder Agreements” below).

ASML used all of the net proceeds of the Issue to make a capital re-payment on all of the Issued Ordinary Shares except for the Ordinary Shares held by the Customer Stichtingen by virtue of the Synthetic Share Buyback.

Synthetic Share Buyback

On November 24, 2012, ASML executed the Synthetic Share Buyback which involved five consecutive changes of the Articles of Association of the Company pursuant to which (i) ordinary shares M were created and all Ordinary Shares held by the Customer Stichtingen were converted into ordinary shares M and all other Ordinary Shares were converted into ordinary shares A, (ii) the par value of the ordinary shares A was increased by EUR 9.15 at the expense of the share premium reserve, (iii) the issued share capital was reduced (the “Capital Reduction”) by EUR 3,854,246,078.52 by decreasing the nominal value of the ordinary shares A by an amount of EUR 9.18 resulting in repayment of an amount of EUR 9.18 per share to holders of ordinary shares A or to holders of Ordinary Shares into which the ordinary shares A would be converted, (iv) the ordinary shares A were consolidated at an exchange ratio of 77 for 100 and (v) the share class M and share class A were deleted and the ordinary shares M and the ordinary shares A were converted into Ordinary Shares.

A holder of Ordinary Shares (other than the Customer Stichtingen) owning 100 Ordinary Shares before the execution of the Synthetic Share Buyback, lost 23 Ordinary Shares and received EUR 918 in cash as a consequence of the Synthetic Share Buyback. The Customer Co-Investment Program is structured in such a way that there will be no share dilution on an earnings per Ordinary Share basis.

The statutory opposition period in relation to the Capital Reduction ended on November 13, 2012 without any opposition having been filed. The record date for the Synthetic Share Buyback (the “Synthetic Share Buyback Record Date”) was November 28, 2012. Payment to holders of Ordinary Shares (other than the Customer Stichtingen) on the Synthetic Share Buyback Record Date pursuant to the Synthetic Share Buyback was made on December 3, 2012.

NRE Funding

The R&D funding program in the Customer Co-Investment Program consists of two funding projects: a 450mm technology development project and a next-generation EUV development project. ASML has entered into the NRE Funding Agreements with the Participating Customers.

Agreements with Intel

On July 9, 2012, ASML entered into an investment agreement with Intel (the “Intel Investment Agreement”) pursuant to which Intel invested in Ordinary Shares.

Concurrent with the signing of the Intel Investment Agreement, ASML and Intel also entered into (i) two non-recurring research and development engineering (NRE) funding agreements (the “Intel NRE Funding Agreements”), pursuant to which Intel has agreed to fund a portion of ASML’s R&D expenses, dedicated capital expenditures and non-recurring engineering costs related to the development of 450mm and EUV lithography equipment, and (ii) a commercial agreement, setting forth the terms of sales of EUV and 450mm systems by ASML to Intel (the “Intel Commercial Agreement”).

On September 12, 2012, ASML issued 62,977,877 Ordinary Shares to Stichting Administratiekantoor MAKTSJAB by way of administration (ten titel van beheer), and Stichting Administratiekantoor MAKTSJAB in turn has issued a corresponding number of Depositary Receipts to Intel Holdings B.V. (“Intel Holdings”), a wholly-owned subsidiary of Intel.

Also on September 12, 2012, ASML, Intel Corporation, Intel Holdings B.V. and Stichting Administratiekantoor MAKTSJAB entered into a shareholder agreement setting out the agreed terms and conditions for Intel’s ownership of Ordinary Shares (the “Intel Shareholder Agreement”).

Agreements with TSMC

On August 5, 2012, ASML entered into an investment agreement with TSMC (the “TSMC Investment Agreement”) pursuant to which TSMC invested in Ordinary Shares.

Concurrent with the signing of the TSMC Investment Agreement, ASML and TSMC also entered into a NRE funding agreement (the “TSMC NRE Funding Agreement”), pursuant to which TSMC has agreed to fund a portion of ASML’s R&D expenses, dedicated capital expenditures and non-recurring engineering costs related to the development of 450mm and EUV lithography equipment.

On October 31, 2012, ASML issued 20,992,625 Ordinary Shares to Stichting Administratiekantoor TSMC by way of administration (ten titel van beheer), and Stichting Administratiekantoor TSMC in turn has issued a corresponding number of Depositary Receipts to TSMC Global, Ltd (“TSMC Global”), a wholly-owned subsidiary of TSMC. On that same date ASML, Stichting Administratiekantoor TSMC, TSMC Global and TSMC entered into a shareholder agreement setting out the agreed terms and conditions for TSMC’s ownership of Ordinary Shares (the “TSMC Shareholder Agreement”).

Agreements with Samsung

On August 27, 2012, ASML entered into an investment agreement with Samsung (the “Samsung Investment Agreement”) pursuant to which Samsung invested in Ordinary Shares.

Concurrent with the signing of the Samsung Investment Agreement, ASML and Samsung also entered into a non-recurring research and development engineering (NRE) funding agreement (the “Samsung NRE Funding Agreement”), pursuant to which Samsung has agreed to fund a portion of ASML’s R&D expenses, dedicated capital expenditures and non-recurring engineering costs related to the development of EUV lithography equipment.

On September 12, 2012, ASML issued 12,595,575 Ordinary Shares to Stichting Administratiekantoor Samsung by way of administration (ten titel van beheer), and the Stichting in turn has issued a corresponding number of Depositary Receipts to Samsung Electronics Europe Holding Coöperatief U.A. (“SEEHC”), a wholly-owned subsidiary of Samsung. On that same date ASML, Stichting Administratiekantoor Samsung, SEECH and Samsung entered into a shareholder agreement setting out the agreed terms and conditions for Samsung’s ownership of Ordinary Shares (the “Samsung Shareholder Agreement”).

Description of Investment Agreements, Shareholder Agreements, NRE Funding Agreements and Intel Commercial Agreement

A description of the Investment Agreements, the Shareholder Agreements, the Intel Commercial Agreement and the NRE Funding Agreements, which have been entered into on the same basic terms for all Participating Customers, is set forth below. Any material differences between the agreements entered into by Intel, Samsung and TSMC, are also described below.

Investment Agreements

Pursuant to the Intel Investment Agreement, ASML has agreed to issue and deliver to Stichting Administratiekantoor MAKTSJAB Ordinary Shares equal to 15% of the Issued Ordinary Shares with simultaneous issuance to Intel of corresponding depositary receipts. Pursuant to the TSMC Investment Agreement, ASML has agreed to issue and deliver to Stichting Administratiekantoor TSMC Ordinary Shares equal to 5% of the Issued Ordinary Shares with simultaneous issuance to TSMC of corresponding depositary receipts. Pursuant to the Samsung Investment Agreement, ASML has agreed to issue and deliver to Stichting Administratiekantoor Samsung Ordinary Shares equal to 3% of the Issued Ordinary Shares with simultaneous issuance to Samsung of corresponding depositary receipts. The subscription price for the Ordinary Shares under the Investment Agreements was EUR 39.91 per Ordinary Share, which is the average of the volume weighted average price of the Ordinary Shares on NYSE Euronext Amsterdam for the twenty trading days up to and including July 6, 2012.

Under the Investment Agreements, ASML has agreed to indemnify Intel, TSMC, Samsung and their affiliates for certain losses and expenses related to breaches of representations, warranties, covenants and agreements in the Investment Agreements and with respect to certain legal proceedings related thereto, subject to certain limitations.

Shareholder Agreements

In connection with the issuance of the Listing Shares to the Customer Stichtingen, the Participating Customers and their relevant subsidiaries, the Customer Stichtingen and ASML have entered into the Shareholder Agreements, which govern certain matters relating to their holding of and further investment in Ordinary Shares of the Participating Customers, both directly and indirectly through the Customer Stichtingen, including the matters described below.

General Voting Restriction

Pursuant to the Shareholder Agreements, the Participating Customers will not be entitled to vote on the Ordinary Shares that they have acquired as part of the Customer Co-Investment Program or any other Ordinary Shares otherwise transferred to a Customer Stichting (under the circumstances described under “– Standstill; Additional Purchases” below) prior to a Shareholder Agreement Termination Event, except when a Suspension Event (as described below) occurs and is continuing or where the following matters are proposed at any General Meeting (the “Voting Restrictions”): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25% or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case on an aggregated basis during the preceding 12 months) or the designation of the Board of Management as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25% or more of ASML’s issued and outstanding share capital on an aggregated basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to the Articles of Association that would materially affect the specific voting rights of the Participating Customers, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the Ordinary Shares held by a Participating Customer through a Stichting as compared to the shareholders in that same share class; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.

Standstill, Lock-up and Orderly Market Arrangements

Standstill; Additional Purchases

Subject to certain exceptions, pursuant to the Shareholder Agreements a Participating Customer (or its affiliates) may not, prior to the six-year anniversary of the date of the relevant Shareholder Agreement (the “Standstill Period”), acquire more than 19.9% of the outstanding share capital of ASML without ASML’s prior approval (the “Standstill Restrictions”). There are exceptions from the Standstill Restrictions in the case of a ‘suspension event’, which includes certain circumstances where a third party has acquired or made an offer to acquire at least 20% of ASML’s outstanding shares, and the Standstill Restrictions will terminate upon the occurrence of a Shareholder Agreement Termination Event (as defined below).

Participating Customers (and their affiliates) are allowed to acquire up to 4.99% of ASML’s outstanding shares (other than through the Customer Co-Investment Program) that may be held outside a Customer Stichting. For any additional ASML shares that a Participating Customer (or any of its affiliates) acquires in excess of 4.99%

of the outstanding shares of ASML, such Participating Customer is required to deposit such shares with the Customer Stichting through which its ASML shares are held in exchange for Depositary Receipts. Shares held by a Participating Customer or its affiliates (and not required to be deposited with the Customer Stichting) will not be subject to the Voting Restrictions, or Lock-Up Restrictions, but will be subject to the Standstill Restrictions.

The Customer Stichtingen will continue to hold ASML shares owned by a Participating Customer (notwithstanding termination of the Standstill Period) until the earlier of (i) for Stichting Administratiekantoor MAKTSJAB, such time as Intel owns (directly or through Stichting Administratiekantoor MAKTSJAB) less than 2% of ASML’s outstanding shares or, for Stichting Administratiekantoor TSMC and the Stichting Administratiekantoor Samsung such time as TSMC or Samsung, respectively, owns (directly or through Stichting Administratiekantoor TSMC or Stichting Administratiekantoor Samsung, respectively) less than 1% of ASML’s outstanding shares, (ii) the date of notification to ASML that the aggregate amount of ASML’s outstanding shares owned by Intel, TSMC and Samsung represents less than 5% of ASML’s outstanding shares and (iii) a Shareholder Agreement Termination Event (as defined below), following which time Depositary Receipts will be exchanged for the underlying ASML shares. In case a Participating Customer would acquire ASML shares within 18 months after an event described under (i) or (ii), any ASML shares held by such Participating Customer in excess of 4.99% of the outstanding shares of ASML must be transferred to (and held by) the Customer Stichting.

Lock-up; Orderly Sell Down

Participating Customers agreed to the Lock-Up Restriction until the date that is two years and six months after the date of the Shareholder Agreement, or earlier in case of termination of the relevant NRE Funding Agreement, or the occurrence of a Shareholder Agreement Termination Event in relation to the Shareholder Agreements (the “Lock-Up Period”). The Lock-Up Restriction does not apply in certain circumstances where a third party offers to acquire at least 20% of ASML’s shares. Participating Customers are not permitted to transfer their ASML shares in connection with an offer that is not recommended by the Supervisory Board or Board of Management, except under limited circumstances.

In addition, Participating Customers may not (even after the Lock-Up Period has ended), without written consent of ASML, transfer on NYSE Euronext Amsterdam, NASDAQ or another securities exchange in any six month period more than (i) in respect of Intel, 4% of the outstanding shares of ASML and (ii) in respect of TSMC, 2.5% of the outstanding shares of ASML and (iii) in respect of Samsung, 1.5% of the outstanding shares of ASML. There are also restrictions on Participating Customers’ ability to transfer ASML shares to certain competitors or customers of ASML.

Termination

The Shareholder Agreements will terminate upon the occurrence of the following events (each a “Shareholder Agreement Termination Event”) (i) certain change of control transactions where the Shareholders of ASML prior to such a transaction are no longer entitled to exercise at least 50% of the votes in the General Meeting following such transaction, (ii) in the event of a delisting of the Ordinary Shares from NYSE Euronext Amsterdam or a delisting from NASDAQ (except for certain voluntary delistings from NASDAQ), (iii) the winding up or liquidation of ASML, or (iv) in the event that all Depositary Receipts are exchanged for ASML shares and the relevant Participating Customer does not acquire ASML shares in excess of 4.99% of the outstanding ASML shares within 18 months of such exchange (See “– Standstill; Additional Purchases” above).

NRE Funding Agreements and Intel Commercial Agreement

Intel NRE Funding Agreements and Intel Commercial Agreement

Intel NRE Funding Agreements

On July 9, 2012, ASML and Intel entered into the Intel NRE Funding Agreements pursuant to which Intel will support ASML’s R&D costs and project expenditures. One agreement relates to the development of 450mm lithography equipment (the “Intel 450mm NRE Funding Agreement”) and the other relates to the development of EUV lithography equipment (the “Intel EUV NRE Funding Agreement”). Intel has committed to provide funding in an aggregate amount of EUR 553 million under the Intel 450mm NRE Funding Agreement and funding in an aggregate amount of EUR 276 million under the Intel EUV NRE Funding Agreement, payable over the term of the Intel 450mm NRE Funding Agreement and Intel EUV NRE Funding Agreement, respectively. ASML will retain sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The Intel NRE Funding Agreements provide that if ASML, in its reasonable discretion, determines to abandon either the 450mm or EUV development project, as a result of technical infeasibility or lack of sufficient industry demand, or if the then-remaining funding exceeds the expenditure estimate for the development project (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice Intel for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the relevant Intel NRE Funding Agreement.

The Intel NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under the Intel NRE Funding Agreements.

Intel Commercial Agreement

On July 9, 2012, ASML and Intel entered into the Intel Commercial Agreement pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm lithography and EUV platforms. Under the Intel Commercial Agreement, Intel has committed to purchase specified numbers of 450mm and EUV tools. The Intel Commercial Agreement sets forth pricing terms for the tools as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments and for specified additional credits in the event that certain schedules are not met. The Intel Commercial Agreement became effective upon the issuance of Ordinary Shares to Stichting Administratiekantoor MAKTSJAB.

TSMC NRE Funding Agreement

TSMC NRE Funding Agreement

On August 5, 2012, ASML and TSMC entered into the TSMC NRE Funding Agreement pursuant to which TSMC will support ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC has committed to provide funding in an aggregate amount of EUR 277 million payable over the term of the TSMC NRE Funding Agreement. ASML will retain sole control over the development of 450-mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith.

The TSMC Funding Agreement provides that if ASML, in its reasonable discretion, determines to abandon the 450mm photo lithography equipment and EUV platform development projects, as a result of technical infeasibility or lack of sufficient industry demand, or if the then-remaining funding exceeds the expenditure estimate for the mentioned development projects (450mm or EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice TSMC for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the TSMC NRE Funding Agreement.

The TSMC NRE Funding Agreement will terminate on December 31, 2017 or upon pre-payment by TSMC of the aggregate amount of funding owed under the TSMC NRE Funding Agreement.

Samsung NRE Funding Agreement

Samsung NRE Funding Agreement

On August 27, 2012, ASML and Samsung entered into the Samsung NRE Funding Agreement to help support ASML’s R&D costs and project expenditures relating to the development of EUV platforms. Samsung has committed to provide funding in an aggregate amount EUR 276 million payable over the term of the Samsung NRE Funding Agreement. ASML will retain sole control over the development of EUV platforms and will own all intellectual property created by ASML in connection therewith.

The Samsung Funding Agreement provides that if ASML, in its reasonable discretion, determines to abandon the EUV platform development projects, as a result of technical infeasibility or lack of sufficient industry demand, or if the then-remaining funding exceeds the expenditure estimate for the mentioned development projects (EUV) then the parties may agree on an alternative development project, and if no alternative is agreed, ASML may invoice Samsung for the remaining due portion of committed funding during each year of the remaining funding period in which ASML’s actual gross R&D expenditures exceed a minimum threshold specified in the Samsung NRE Funding Agreement.

The Samsung NRE Funding Agreement will terminate on December 31, 2017 or upon pre-payment by Samsung of the aggregate amount of funding owed under the Samsung NRE Funding Agreement.

Cymer Acquisition

The Acquisition

On October 16 2012, ASML entered into a merger agreement with Cymer, a company engaged in the development, manufacturing and marketing of light sources for sale to customers who manufacture photolithography tools in the semiconductor equipment industry, under which ASML will acquire all outstanding shares of Cymer for a consideration per Cymer share of USD 20.00 in cash and a fixed ratio of 1.1502 ASML Ordinary Shares (the “Merger Agreement”). The transaction is expected to be completed in the first half of 2013 and is subject to customary closing conditions, including the accuracy of the parties’ representations and warranties, the absence of certain material adverse events, the receipt of regulatory approvals, and approval by Cymer’s shareholders.

The Merger Agreement provides for two mergers, which will occur in immediate succession (together, the “Merger”). First, Kona Acquisition Company, Inc. (“Merger Sub”), a Nevada corporation and a wholly owned subsidiary of ASML US, Inc. (“Holdco”), a Delaware corporation and an indirect wholly owned subsidiary of ASML, will merge with and into Cymer. Cymer will survive the first step merger as a wholly owned subsidiary of Holdco. Immediately thereafter, Cymer will merge with and into Kona Technologies LLC (“Merger Sub 2”), a Delaware limited liability company and wholly owned subsidiary of Holdco. Merger Sub 2 will survive the second step merger as a wholly owned subsidiary of Holdco.

ASML believes that the acquisition of Cymer is critical to achieving ASML’s strategic objective of delivering an economically viable EUV scanner to semiconductor manufacturers as soon as possible. ASML also expects that the Merger will allow ASML to more effectively partition responsibilities between Cymer, its suppliers and ASML, reducing risks and increasing development speed.

The Merger Agreement

Merger Consideration

The Merger Agreement provides that each share of Cymer common stock outstanding immediately prior to the consummation of the Merger (other than shares owned by ASML, Holdco, Merger Sub, Merger Sub 2, any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer (the “Excluded Shares” ) will be converted into the right to receive from Holdco (i) USD 20.00 in cash, without interest thereon, and (ii) 1.1502 Ordinary Shares. No fractional Ordinary Shares will be issued. In lieu of fractional Ordinary Shares, Cymer shareholders that would otherwise be entitled to a fractional Ordinary Share will receive in cash an amount equal to the product of the ASML Share Price (as defined in the Merger Agreement) and the fractional Ordinary Share to which such holder would otherwise be entitled.

In addition, for purposes of complying with requirements of Dutch law, upon consummation of the merger, each holder of Cymer capital stock (other than holders of Excluded Shares) will be entitled to receive the Dutch Compensation Amount (as defined in the Merger Agreement) from ASML, to be set off against the obligation to pay up the Ordinary Shares as described below. By virtue of the Merger, each Cymer shareholder will be deemed to have subscribed for the Ordinary Shares to be issued to such holder pursuant to the Merger. In accordance with the laws of The Netherlands, each Cymer shareholder, as a result of such deemed subscription, will be obligated to pay up such Ordinary Shares in an amount, determined solely for the purpose of satisfying such obligation, equal to the Dutch Compensation Amount to which such holder is entitled by virtue of the Merger. Such obligation will be satisfied by such Cymer shareholder by set off by ASML of such obligation against the right of such holder of Cymer common stock to receive from ASML the Dutch Compensation Amount, and will have no effect on the receipt by a holder of Cymer common stock of the merger consideration.

Conditions of the Merger

Each party’s obligation to effect the Merger is subject to satisfaction or waiver, at or prior to the closing of the merger, of certain conditions, including, among other things, certain regulatory approvals (including the expiration or termination of all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvement Act and approval of the Committee on Foreign Investment in the United States), obtaining certain required clearances, effectiveness of the registration statement filed in the United States relating to the Merger, and the accuracy of certain representations and warranties provided by each party under the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties that Cymer, on the one hand, and ASML, Holdco, Merger Sub and Merger Sub 2, on the other hand, have made to each other, including, among other things, organization, corporate power and authority, financial condition, compliance with laws, environmental matters, intellectual property, real property and availability of cash consideration.

Covenants

The Merger Agreement contains customary covenants, including restrictions on Cymer with regard to the ability to, among other things, issue, sell, pledge or redeem Cymer shares, make acquisitions or investments, dispose of assets, create security rights and incur indebtedness. In the Merger Agreement, the parties have stated their intent that, subject to the terms of the Merger Agreement, ASML and its subsidiaries are free to conduct their businesses and operations without restrictions between the date of the Merger Agreement and the closing of the merger, except for certain restrictions on the ability of ASML to redeem Ordinary Shares, pay dividends or otherwise make a payment to holders of Ordinary Shares (other than pursuant to the Synthetic Share Buyback) and the entering into contracts that could reasonably be expected to prevent or materially delay the consummation of the Merger.

For a period of six years after consummation of the Merger, Merger Sub 2 and ASML will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each of Cymer’s and its subsidiaries’ present and former directors, officers and employees against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation to the extent they were indemnified under Cymer’s articles, bylaws and indemnification contracts in effect as of the date of the Merger Agreement with respect to any action or omission in their capacity as an officer, director or employee, at or prior to the consummation of the merger.

Termination

The Merger Agreement may be terminated at any time prior to the effective time of the merger, in case (i) of mutual agreement, (ii)a court or governmental entity issues a final order prohibiting the merger, (iii) Cymer shareholders do not approve the Merger Agreement, (iv) the Merger is not consummated on or before July 16, 2013 and parties have not extended this date, (v) the other party has breached or failed to perform its representations and warranties, covenants or agreements in the Merger Agreement (vi) the Cymer board changes its recommendation to Cymer shareholders to approve the Merger Agreement or fails to include its recommendation in the proxy statement/prospectus to be filed with the SEC.

All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party that has incurred such costs and expenses, whether or not the Merger is consummated. However, Cymer must pay ASML a termination fee of USD 75,000,000 if the Merger Agreement is terminated on certain grounds including, among other things, termination because the Cymer board changes its recommendation to Cymer shareholders to approve the Merger Agreement in connection with a superior acquisition proposal or an intervening event or (subject to certain conditions) the Merger is not consummated on or before July 16, 2013 (or any date to which the termination date is extended, but not later than October 16, 2013).

Governing law and jurisdiction

The Merger Agreement is governed by the laws of the State of New York and any action, suit or proceeding arising out of or relating to the Merger Agreement or the transactions contemplated thereby shall be submitted to the exclusive jurisdiction of the courts of the State of New York located in the county of New York and the federal courts of the United States of America for the Southern District of New York.

MANAGEMENT AND EMPLOYEES

Set out below is a summary of certain information concerning the Board of Management and Supervisory Board and ASML’s employees and a summary of certain provisions of the Articles of Association.

Directors

The members of the Supervisory Board and Board of Management are as follows:

Name	Title	Year of Birth	Term Expires
Arthur P.M. van der Poel(1,2,3)	Chairman of the Supervisory Board	1948	2016

Jos W.B. Westerburgen(2,4)	Member of the Supervisory Board	1942	2013

Fritz W. Fröhlich(1)	Vice chairman and member of the Supervisory Board	1942	2014

Hendrika(leke)C.J. van den Burg(4)	Member of the Supervisory Board	1952	2013

OB Bilous(2,3)	Member of the Supervisory Board	1938	2014

William T. Siegle(3)	Member of the Supervisory Board	1939	2013

Pauline F.M. van der Meer Mohr(4)	Member of the Supervisory Board	1960	2013

Wolfgang H.Ziebart(1,3,4)	Member of the Supervisory Board	1950	2013

Eric Meurice	President, chief executive officer and chairman of the Board of Management	1956	2014	(5)

Peter T.F.M. Wennink	Executive vice president, chief financial officer and member of the Board of Management	1957	N/A	(6)

Martin A. van den Brink	Executive vice president, chief product and technology officer and member of the Board of Management	1957	N/A	(6)

Frits J. van Hout	Executive vice president, chief marketing officer and member of the Board of Management	1960	2013

Frédéric J.M. Schneider-Maunoury	Executive vice president, chief operating officer and member of the Board of Management	1961	2014

(1)	Member of the audit committee (the “Audit Committee”).
(2)	Member of the selection and nomination committee (the “Selection and Nomination Committee”).
(3)	Member of the technology and strategy committee (the “Technology and Strategy Committee”).
(4)	Member of the remuneration committee (the “Remuneration Committee”).
(5)	Upon notification to the General Meeting held at April 25, 2012 the Supervisory Board extended Eric Meurice’s appointment term as president and CEO of the Company for a mutually agreed period of two more consecutive years, until the 2014 General Meeting, with the option to further extend the appointment term by another two years if both parties wish so.
(6)	There are no specified terms for members of the Board of Management appointed prior to March 2004.

The Company’s registered address serves as the business address for all members of the Supervisory Board and the Board of Management. See “Description of Share Capital and Corporate Governance – General”.

Messrs. Bilous and Fröhlich retired by rotation in 2012 and were reappointed for a maximum period of two years in line with the Supervisory Board’s profile. Mr. Van der Poel also retired by rotation and was reappointed for a maximum period of four years. No new supervisory board members were appointed in 2012.

There are no family relationships among the members of the Supervisory Board and Board of Management.

Members of the Supervisory Board

Arthur P.M. van der Poel

Mr. Van der Poel was appointed to the Supervisory Board in March 2004 and was appointed as chairman in 2007. Until 2001, he was the chief executive officer of Philips Semiconductors. Mr. Van der Poel is a former member of the board of management (until April 2003) and a former member of the group management committee of Royal Philips Electronics N.V. Mr. Van der Poel was the chairman of the board of the Dutch Innovation Program Point-One until 2008. Mr. Van der Poel was a member of the supervisory board of PSV N.V. until June, 2012. He currently serves as a member of the board of directors of Gemalto Holding N.V. and as a member of the supervisory board of DHV Holding B.V. and since October 2012, as a member of the supervisory board of BDR Thermea.

Jos W.B. Westerburgen

Mr. Westerburgen was appointed to the Supervisory Board in March 2002. Mr. Westerburgen has extensive experience in the field of corporate law and tax. Mr. Westerburgen is former company secretary and head of tax of Unilever N.V. and Plc. Mr. Westerburgen was a member of the supervisory board of Unibail Rodamco S.E until April 2010 and vice-chairman of the board of the association of Aegon N.V. until April 2012.

Fritz W. Fröhlich

Mr. Fröhlich was appointed to the Supervisory Board in March 2004. He is the former deputy chairman and chief financial officer of Akzo Nobel N.V. Mr. Fröhlich was the chairman of the supervisory board of Draka Holding N.V. Currently Mr. Fröhlich is the chairman of the supervisory board of Randstad Holding N.V. Mr. Fröhlich also serves as a member of the supervisory boards of Allianz Nederland N.V. and Rexel S.A. and as a member of the board of directors of Prysmian Group.

Hendrika (leke) C.J. van den Burg

Ms. Van den Burg was appointed to the Supervisory Board in March 2005. Ms. Van den Burg was a member of the European Parliament from 1999 until 2009. Currently she is a member of the supervisory board of APG Group N.V., serves as a member of the Dutch monitoring committee corporate governance, is chairperson of the monitoring foundation Dutch insurance companies (Stichting Toetsing Verzekeraars) and is a member of the advisory boards of the Dutch data protection authority (College Bescherming Persoonsgegevens) and the Dutch national register of supervisory directors (Nationaal Register Commissarissen en Toezichthouders). Ms. Van den Burg also serves as a member of the Advisory Scientific Systemic Committee European Risk Board and as a member of the Advisory Council International Affairs Commission Human Rights (Dutch Ministery Foreign Affairs).

OB Bilous

Mr. Bilous was appointed to the Supervisory Board in March 2005. From 1960 until 2000 Mr. Bilous held various management positions at IBM, including general manager and vice president worldwide manufacturing of IBM’s Microelectronics Division. He also served on the boards of SMST, ALTIS Semiconductor and Dominion Semiconductor and was chairman of the board of Sematech in 2008 and 2009. Mr. Bilous currently serves as board member of Nantero, Inc.

William T. Siegle

Mr. Siegle was appointed to the Supervisory Board in March 2007. From 1964 until 1990 Mr. Siegle held various technical, management and executive positions at IBM, including director of the advanced technology center. From 1990 until 2005 Mr. Siegle served as senior vice president and chief scientist at AMD, responsible for the development of technology platforms and manufacturing operations worldwide. He was also chairman of the board of directors of SRC, member of the board of directors of Sematech and director of Etec, Inc. and DuPont Photomask, Inc. and member of the advisory board of Toppan Photomasks, Inc. Currently, Mr. Siegle is a member of the advisory board of Acorn Technologies, Inc.

Pauline F.M. van der Meer Mohr

Ms. Van der Meer Mohr was appointed to the Supervisory Board in March 2009. As of January 1, 2010, Ms. Van der Meer Mohr serves as president of the executive board of the Erasmus University Rotterdam. Prior thereto she was managing partner of the Amstelbridge Group, senior executive vice president at ABN AMRO Bank N.V., head of group human resources at TNT N.V., and held several senior executive roles at the Royal/Dutch Shell Group of Companies in various areas. Ms. Van der Meer Mohr was a member of the supervisory boards of Oce Technologies B.V. and the Amsterdam Medical Centre until December 31, 2009. Currently, Ms. Van der Meer Mohr is a member of the supervisory boards of Royal DSM N.V. and Duisenberg School of Finance.

Wolfgang H. Ziebart

Mr. Ziebart was appointed to the Supervisory Board in March 2009. Until May 2008, he was president and chief executive officer of Infineon Technologies AG. Prior thereto, Mr. Ziebart was on the boards of management of car components manufacturer Continental AG and automobile producer BMW AG. Mr. Ziebart is a member of the board of Autoliv, Inc. and chairman of the supervisory boards of Nordex AG and Novaleg A.G.

Members of the Board of Management

Eric Meurice

Mr. Meurice joined ASML on October 1, 2004 as president, CEO and chairman of the Board of Management. Prior to joining ASML, and since March 2001, he was executive vice president of Thomson Television Worldwide. Between 1995 and 2001, Mr. Meurice served as vice president for Dell Computer, where he ran the Western, Eastern Europe and Dell’s Emerging Markets business within Europe, the Middle East and Africa. Before 1995, he gained extensive technology experience in the semiconductor industry at ITT Semiconductors Group and Intel Corporation, in the microcontroller group. Mr. Meurice was also a member of the board of directors of Verigy, Inc. until the acquisition of Verigy, Inc. by Advantest Corporation on July 4, 2011.

Peter T.F.M. Wennink

Mr. Wennink joined ASML on January 1, 1999 and was appointed as executive vice president, chief financial officer (“CFO”) of ASML and member of the Board of Management on July 1, 1999. Mr. Wennink has an extensive background in finance and accounting. Prior to his employment with ASML, Mr. Wennink worked as a partner at Deloitte Accountants, specializing in the high technology industry with an emphasis on the semiconductor equipment industry. Mr. Wennink was a member of the supervisory board of PSV N.V. until June 2012. Mr. Wennink is a member of the Dutch Institute of Registered Accountants. Mr. Wennink currently serves as a member of the supervisory board of Bank Insinger de Beaufort N.V.

Martin A. van den Brink

Mr. Van den Brink joined ASML when the company was founded in early 1984. He held several positions in engineering and from 1995 he served as vice president technology. Mr. Van den Brink was appointed as member of the Board of Management in 1999 and currently serves as ASML’s executive vice president and chief products & technology officer. Mr. Van den Brink has earned a degree in electrical engineering from HTS Arnhem and a degree in physics (1984) from the University of Twente, the Netherlands. In 2012, he was awarded an honorary doctorate in physics by the University of Amsterdam.

Frits J. van Hout

Mr. Van Hout was appointed as executive vice president, chief marketing officer and member of the Board of Management in 2009. Mr. Van Hout was previously an ASML employee from its founding in 1984 to 1992, in various roles in engineering and sales. From 1998 to 2001, Mr. Van Hout served as chief executive officer of the Beyeler Group, based in the Netherlands and Germany. After rejoining ASML in 2001, he served as senior vice president customer support and two business units. In 2008, Mr. Van Hout was appointed executive vice president integral efficiency.

Frédéric J.M. Schneider-Maunoury

Mr. Schneider-Maunoury joined ASML on December 1, 2009 as executive vice president and chief operating officer and was appointed to ASML’s Board of Management on March 24, 2010. Before joining ASML, Mr. Schneider-Maunoury served as vice president thermal products manufacturing of the power generation and rail transport equipment group Alstom. Previously, he ran the worldwide hydro business of Alstom as general manager. Before joining Alstom in 1996, Mr. Schneider-Maunoury held various positions at the French Ministry of Trade and Industry.

Two-tier Board Structure and Structure Regime

The Company is subject to certain provisions in the Dutch Civil Code (burgerlijk wetboek, the “Dutch Civil Code”) normally referred to as the ‘structure regime’ (structuurregime). Under Dutch law, a ‘structure company’ (structuurvennootschap) is a company that meets the following criteria: (1) according to the balance sheet with explanatory notes the sum of the issued capital of the company and its reserves amounts to at least €16.0 million, (2) the company or a dependent company has, pursuant to a legal obligation, established a works council, and (3) the company and its dependent companies together normally employ at least 100 employees in the Netherlands. Every Dutch company is required to have a management board. For structure companies, it is also mandatory to have a supervisory board with at least three members. Thus, the Company has a two-tier board structure consisting of the Board of Management (raad van bestuur) and the Supervisory Board (raad van commissarissen). Pursuant to newly adopted legislation, entering into force on January 1, 2013, a one-tier board structure is possible for structure companies.

Due to being a structure company, the members of the Supervisory Board are appointed according to a special procedure (described below), in which not only the Supervisory Board and General Meeting, but also the

Works Council plays an important role. For structure companies, a number of important resolutions of the Board of Management are mandatorily subject to the Supervisory Board’s approval. Furthermore, in structure companies it is the Supervisory Board that has the right to appoint and dismiss the members of the Board of Management after consulting the General Meeting.

Supervisory Board members are prohibited from serving as officers or employees of ASML, and members of the Board of Management cannot serve on the Supervisory Board.

Board of Management

Role and Procedure

ASML’s Board of Management is responsible for managing ASML, under the chairmanship of its president, the CEO and the chairman of the Board of Management. The current Board of Management comprises five members.

Although the various management tasks are divided among the members of the Board of Management, the Board of Management remains collectively responsible for the management of ASML, the deployment of its strategy, its risk profile and policies, the achievement of its objectives, its results and the corporate social responsibility aspects relevant to the Company.

In fulfilling its management tasks and responsibilities, the Board of Management considers the interests of ASML and the business connected with it, as well as the interests of ASML’s stakeholders. The Board of Management is accountable to the Supervisory Board and the General Meeting for the performance of its management tasks.

Important decisions of the Board of Management that require the approval of the Supervisory Board are, among others:

•	the operational and financial objectives of ASML;

•	the strategy designed to achieve the objectives;

•	the parameters to be applied in relation to the strategy to achieve the objectives; and

•	corporate social responsibility issues that are relevant to ASML.

The rules of procedure for the Board of Management contain – among other topics – the general responsibilities of the Board of Management, the relationship with the Supervisory Board and various stakeholders, the decision making process within the Board of Management, and also the logistics surrounding the meetings.

Appointment, Composition and Other Functions

Members of the Board of Management are appointed by the Supervisory Board upon recommendation by ASML’s Selection and Nomination Committee and upon notification to the General Meeting. Members of the Board of Management appointed after the amendment of the Articles of Association in 2004, are appointed for a period of four years, where after reappointment is possible. Because Messrs. P. Wennink and M. van den Brink’s initial appointment as member of the Board of Management occurred before 2004, their appointment to the Board of Management is for an indefinite period of time. Until now, the existing employment contracts, including all rights and obligations under these contracts, have been honoured.

The Supervisory Board may suspend and dismiss members of the Board of Management, but only after consulting the General Meeting.

Pursuant to newly adopted Dutch legislation entering into force on January 1, 2013, restrictions will apply as to the overall number of executive board (including a one tier board) positions and supervisory board positions that a member of the executive board of a Dutch public limited liability company or a Dutch private limited liability company which, for the purposes of this new legislation, meets at least two of the three criteria referred to in article 2:397 section 1 Dutch Civil Code (which criteria are: (1) the value of the company’s assets according to its balance sheet is, on the basis of the purchase price or manufacturing costs, more than €17.5 million; (2) the net turnover is more than €35.0 million; and (3) the average number of employees is 250 or more) (such a company a “Large Company”), may hold. Based on the Company’s assets and turnover, this rule will also apply to the Company. Pursuant to this new legislation, a person may not be a member of the Board of Management if (A) he or she holds more than two supervisory positions with a Large Company or (B) if he or she acts as chairman of the supervisory board or, in the case of a one-tier board, serves as chairman of the board, of a Large Company. The term ‘supervisory position’ refers to the position of supervisory director, non-executive director in case of a one-tier board or member of a supervisory body established by the articles of association.

Board of Management members may only accept a supervisory board membership of another listed company after having obtained prior approval from the Supervisory Board. Members of the Board of Management are also required to notify the Supervisory Board of other important functions held or to be held by them.

Currently, no Board of Management member has more than two Supervisory Board memberships in other listed companies. No current member of the Board of Management is chairman of a supervisory board of a listed company.

Newly adopted Dutch legislation taking effect on January 1, 2013 will require a Dutch public limited liability company which qualifies as a Large Company, to pursue a policy of having at least 30% of the seats on the executive board be held by men and at least 30% of the seats on the executive board be held by women to the extent these seats are held by natural persons. Based on the Company’s assets and turnover, this rule will also apply to the Company. Pursuant to this new legislation, the Company will be required to take this allocation of seats into account in connection with the (nomination for the) appointment of members of the Board of Management. In addition, if the Company does not comply with the gender diversity rules, it must explain in its annual report (1) why the seats are not allocated in accordance with this ratio, (2) how the Company has attempted to achieve a well-balanced allocation, and (3) how the Company aims to achieve a well-balanced allocation in the future. These rules are subject to a sunset provision of four years after its entry into force.

Approval of Board of Management Decisions by the General Meeting

The Board of Management requires prior approval of the General Meeting for resolutions concerning an important change in the identity or character of ASML or its business, including:

•	a transfer of all or substantially all of the business of ASML to a third party;

•	entering into or the termination of a long-term material joint venture between ASML and a third party; and

•

an acquisition or divestment by ASML of an interest in the capital of a company with a value of at least one-third of ASML’s assets (determined by reference to ASML’s most recently adopted annual accounts).

Decision Process and Conflicts of Interest

Resolutions of the Board of Management shall be adopted by an absolute majority of votes cast, which always needs to include the CEO’s consent. In case of a tie vote, the chairman of the Board of Management shall have a casting vote. Resolutions of the Board of Management may also be adopted in writing, provided that the proposal concerned is submitted to all members of the Board of Management and none of them object to this form of adoption.

If a member of the Board of Management, acting in his personal capacity, enters into an agreement with the Company, or if he, acting in his personal capacity, conducts any litigation against the Company, the Company may be represented in that matter by one of the other members of the Board of Management, or by a member of the Supervisory Board designated by the Supervisory Board, unless the General Meeting designates a person for that purpose or unless the law provides otherwise for such designation. Such a person may also be the member of the Board of Management in respect with whom the conflict of interest exists. If a member of the Board of Management has a conflict of interest with the Company other than as referred to in the first sentence of this paragraph, he shall as each of the other members of the Board of Management have the power to represent the Company, in accordance with the provisions of the first paragraph.

Newly adopted Dutch legislation taking effect on January 1, 2013 does not contain restrictions on the powers of members of the executive board (including a one tier board) of a Dutch public limited liability company or a Dutch private limited liability company to represent such company in case of a conflict of interest, but provides that a member of the executive board may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal conflict of interest with the company. This rule will also apply to the Company. Pursuant to this new legislation, if no resolution can be adopted by the Board of Management as a consequence hereof, the resolution concerned will be adopted by the Supervisory Board, unless the Articles of Association provide otherwise. In addition, if a member of the Board of Management does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and this member may be held liable towards the Company.

In case one or more members of the Board of Management are prevented from acting or are absent, the remaining members of the Board of Management are, or the only remaining member of the Board of Management is, temporarily in charge of the entire management. In case all members of the Board of Management are, or the only member of the Board of Management is, prevented from acting or are/is absent, the Supervisory Board will temporarily assume management. In such an event, the Supervisory Board is authorised to designate one or more temporary members of the Board of Management.

Other than Mr Wennink’s membership of the supervisory board of PSV N.V. until June 30, 2012, ASML is not aware of any potential conflicts of interest between any duties of members of ASML’s Board of Management to ASML and their private interests and/or other duties. See “Major Shareholders and Related Party Transactions”.

Supervisory Board

Role and Procedure

ASML’s Supervisory Board supervises the policies of the Board of Management and the general course of affairs of ASML and its subsidiaries. ASML’s Supervisory Board also supports the Board of Management with its advice. As ASML has a two-tier structure, the Supervisory Board is a separate and independent body from the Board of Management and from the Company. Under Dutch law and per the Dutch Corporate Governance Code (the “Code”), Supervisory Board members cannot be members of the Board of Management and cannot be (former) officers or employees of ASML.

In fulfilling its role and responsibilities, the Supervisory Board takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The Supervisory Board supervises and advises the Board of Management in performing its tasks, with a particular focus on:

•	the achievement of ASML’s objectives;

•	ASML’s corporate strategy and the management of risks inherent to ASML’s business activities;

•	the structure and operation of internal risk management and control systems;

•	the financial reporting process;

•	compliance with applicable legislation and regulations;

•	relationship with shareholders; and

•	the corporate social responsibility issues important for ASML.

Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the Supervisory Board. The Supervisory Board selects and appoints new Board of Management members, prepares the remuneration policy for the Board of Management, and decides on the remuneration for the individual members of the Board of Management. Also, the Supervisory Board is the body that nominates new Supervisory Board candidates for appointment and submits remuneration proposals for the Supervisory Board members to the General Meeting.

The Supervisory Board, through its Selection and Nomination Committee, closely follows the developments in the area of corporate governance and the applicability of the relevant corporate governance rules for ASML.

The Rules of Procedure

The rules of procedure of the Supervisory Board (the “Rules of Procedure”) contain requirements based on the Code, on the Sarbanes-Oxley Act and on any other applicable laws, as well as corporate governance practices developed by the Supervisory Board over the past years. The Rules of Procedure are subject to regular review in view of the continuous corporate governance developments. Items include among others responsibilities of the Supervisory Board and its committees, composition of the Supervisory Board and its committees, logistics surrounding the meetings, meeting attendance of Supervisory Board members, rotation schedule for the Supervisory Board members.

The Rules of Procedure also contain the charters of the four committees. The Supervisory Board has assigned certain of its tasks and responsibilities to the four committees; however, the plenary Supervisory Board remains responsible for the fulfilment of these tasks and responsibilities. The Supervisory Board – and its committees – may obtain information from officers and external advisors of ASML, if necessary for the execution of its tasks. Especially the committees frequently call upon external advisors, who assist the committees in preparing the recommendations to be decided upon by the full Supervisory Board.

The Rules of Procedure, as well as the charters of the four committees are regularly reviewed and, if needed, amended. Changes in the Supervisory Board’s Rules of Procedure need to be approved by the full Supervisory Board. Changes in the charters of the committees are approved by the committee concerned. The Audit Committee charter is reviewed annually, to check whether the charter still complies with the applicable rules and regulations, especially those relating to the Sarbanes-Oxley Act.

Expertise, Composition, Appointment

The Supervisory Board currently consists of eight members, the minimum being three members. The Supervisory Board determines the number of Supervisory Board members required for the performance of its functions.

At the General Meeting held on April 20, 2011, Messrs. W.T. (Bill) Siegle and J.W.B. (Jos) Westerburgen retired by rotation and were both reappointed for a period of two years. Conform the Supervisory Board’s rotation schedule, Mr. Westerburgen has started his last term on ASML’s Supervisory Board.

Per the General Meeting held on April 25, 2012, Messrs. O. (OB) Bilous, F.W. (Fritz) Fröhlich retired by rotation and were reappointed for a maximum period of two years in line with the Supervisory Board’s profile.

Mr. A.P.M. (Arthur) van der Poel also retired by rotation and was reappointed for a maximum period of four years.

The current members of ASML’s Supervisory Board show a diverse mix with respect to background, nationality, age, gender and expertise, in line with the current profile drawn up by the Supervisory Board. The profile of the Supervisory Board aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. In case of (re)appointments, the Selection and Nomination Committee checks whether the candidates fit in the Supervisory Board’s profile.

Similar to the rules for the composition of the Board of Management described above, newly adopted Dutch legislation taking effect on January 1, 2013 will require Large Companies to pursue a policy of having at least 30% of the seats on the supervisory board be held by men and at least 30% of the seats on the supervisory board be held by women. This rule also applies to the Company because it qualifies as a Large Company and is implemented in the Supervisory Board’s profile, as amended in 2009. Pursuant to this new legislation, the Company will be required to take this allocation of seats into account in connection with the following actions: (1) the (nomination for the) appointment of members of the Supervisory Board, (2) drafting the criteria for the size and composition of the Supervisory Board, as well as the designation, the appointment, the recommendation and the nomination for appointment of members of the Supervisory Board and (3) drafting a profile for the members of the Supervisory Board. In addition, if the Company does not comply with the gender diversity rules, it is required to explain in the annual report (1) why the seats are not allocated in accordance with this ratio, (2) how the Company has attempted to achieve a well-balanced allocation and (3) how the Company aims to achieve a well-balanced allocation in the future. This rule will cease to have effect four years after the relevant legislation has entered into force.

Because the Company is still subject to the structure regime, members of the Supervisory Board are appointed by the General Meeting based on nominations proposed by the Supervisory Board. The Supervisory Board informs the General Meeting and the Works Council about upcoming resignations by rotation at the General Meeting in the year preceding the actual resignation(s) by rotation to ensure that the General Meeting and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The Supervisory Board has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the Supervisory Board. The enhanced recommendation right implies that the Supervisory Board may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the Supervisory Board would not be duly composed if the recommended person were appointed as Supervisory Board member. If no agreement on the recommended person(s) can be reached between the Supervisory Board and the Works Council, the Supervisory Board may request the Enterprise Chamber to declare that the Supervisory Board’s objection is legitimate. Any decision of the Enterprise Chamber this matter is non-appealable.

Mmes. H.C.J. (leke) van den Burg and P.F.M. (Pauline) van der Meer Mohr are nominated and appointed per the Works Council’s enhanced recommendation right. Potential future reappointments of both members will also be subject to this enhanced recommendation right.

Nominations by the Supervisory Board may be overruled by a resolution at the General Meeting with an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such a resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened at which the nomination can be overruled by an absolute majority. If the General Meeting does not appoint the person nominated and does not reject the nomination, the Supervisory Board will appoint the nominated person.

Supervisory Board members serve for a maximum term of four years from the date of their appointment, or a shorter period as per the Supervisory Board’s rotation schedule. Members can be reappointed, provided that their entire term of office does not exceed 12 years. The rotation schedule is available in the corporate governance section on ASML’s website (https://www.asml.com).

The General Meeting may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the Supervisory Board in its entirety for lack of confidence. In such case, the Enterprise Chamber shall appoint one or more Supervisory Board members at the request of the Board of Management.

Similar to the rules for the Board of Management described above, pursuant to newly adopted Dutch legislation entering into force on January 1, 2013, restrictions will apply as to the overall number of executive board (including a one tier board) positions and supervisory board positions that a member of the supervisory board (or a non-executive director in case of a one-tier board) of a Dutch public limited liability company may hold. This rule will also apply to the Company. Pursuant to this new legislation, a person may not be a member of the Supervisory Board if he or she holds more than five supervisory positions with Large Companies. Acting as a chairman of the supervisory board or a supervisory body established by the articles of association or, in case of a one-tier board, chairman of the executive board, of a Large Company will count twice. The term ‘supervisory position’ refers to the position of supervisory director, non-executive director in case of a one-tier board or member of a supervisory body established by the articles of association.

Currently, none of the Supervisory Board members exceeds the maximum number of five memberships of supervisory boards of Large Companies (a chairmanship counting double).

Decision Making and Conflicts of Interest

The Supervisory Board may adopt its resolutions by an absolute majority of the votes cast at a meeting at which at least one half of its members is present. Resolutions of the Supervisory Board may also be adopted in writing provided that the proposal has been sent to all members and no member has opposed to this method of adopting a resolution and provided that more than half of the members cast its votes in favour of such proposal.

Conflict of interest procedures are incorporated in the Rules of Procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest.

Similar to the rules for the Board of Management described above, newly adopted Dutch legislation taking effect on January 1, 2013 provides that a member of the supervisory board (including a one tier board) of a Dutch public limited liability company or a Dutch private limited liability company may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal conflict of interest with the company. This rule will also apply to the Company. Pursuant to this new legislation, if no resolution can be taken as a consequence hereof, the resolution concerned will be adopted by the General Meeting, unless the Articles of Association provide otherwise. If a member of the Supervisory Board does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and this member may be held liable towards the Company.

Other than Mr Van der Poel’s membership of the supervisory board of PSV N.V. until June 30, 2012, ASML is not aware of any potential conflicts of interest between any duties of members of ASML’s Supervisory Board to ASML and their private interests and/or other duties. See “Major Shareholders and Related Party Transactions”.

Role of the four Committees of the Supervisory Board

Although the Supervisory Board retains ultimate responsibility, the Supervisory Board has delegated certain of its tasks to the four committees of the Supervisory Board. Their roles and functions are described in separate chapters in the Supervisory Board’s rules of procedure.

In the plenary Supervisory Board meetings, the chairman of each committee reports verbally and/or in writing on the issues and items discussed in the committee meetings, and also the minutes of the committee meetings are available for all Supervisory Board members, enabling the full Supervisory Board to make the appropriate decisions.

Audit Committee

The current members of ASML’s Audit Committee are Fritz Fröhlich (chairman), Arthur van der Poel and Wolfgang Ziebart, The members of the Audit Committee are all independent, members of the Supervisory Board.

In general, the Audit Committee meets at least four times per year and always before the publication of the quarterly and annual financial results.

ASML provides the Audit Committee with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information by ASML. This includes, among other things, information on the status and development of the (semiconductor) market to be able to judge the outlook and budget for the next six to twelve months, the application of accounting standards in the Netherlands, IFRS, the choice of accounting policies and the work of internal and external auditors. Annually, the Audit Committee discusses and reviews among others ASML’s financing policy and strategy, tax planning policy, investor relations activities and strategy, fraud policy, and information and communication technology policy.

The Audit Committee, on behalf of the Supervisory Board, reviews and approves the fees of the external auditor. The Audit Committee is the first contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. The external auditor provides the Audit Committee regularly with an update on the actual costs for the audit services and the non-audit services, enabling the Audit Committee to monitor the independence of the external auditor. The external auditor only provides the audit and non-audit services in accordance with ASML’s pre-approval policy, as approved by the Audit Committee. As a general rule, the external auditor is present at meetings of the Audit Committee. In general, after each Audit Committee meeting, the Audit Committee (without management present) meets with the external auditor to discuss the relationship between the Audit Committee and the external auditor, the relationship between Board of Management and the external auditor, and any other issues deemed necessary to be discussed.

The Audit Committee generally invites ASML’s CEO, CFO, corporate controller and corporate chief accountant to its meetings. The internal auditor also attends these meetings. From time to time, other ASML employees may be invited to Audit Committee meetings to address subjects that are of importance to the Audit Committee.

Mr. Fröhlich, chairman of the Audit Committee, is the Supervisory Board’s financial expert, taking into consideration his extensive financial background and experience.

Remuneration Committee

The current members of ASML’s Remuneration Committee are Mr. Westerburgen (chairman), Ms. Van den Burg, Ms. Van der Meer Mohr and Mr Ziebart.

The Remuneration Committee meets at least twice a year and more frequently when deemed necessary.

The Remuneration Committee prepares ASML’s remuneration policy for members of the Board of Management, and oversees the development and implementation of the remuneration policy. In cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee reviews and proposes to the Supervisory Board corporate goals and objectives relevant to the variable part of the Board of Management’s remuneration. Also in cooperation with the Audit Committee and the Technology and Strategy Committee, the Remuneration Committee evaluates the performance of the members of the Board of Management in view of those goals and objectives, and – based on this evaluation – recommends to the Supervisory Board appropriate compensation levels for the Board of Management members.

Topics to be discussed in the Remuneration Committee are among others the targets and remuneration package for the Board of Management, the ASML stock option and share plans, and the remuneration reports reflecting the execution of the remuneration policy over the financial year concerned. External experts assist the Remuneration Committee in its activities. Those experts do not provide advice to the Board of Management with respect to matters in this area.

In 2012 the revision of the 2010 Remuneration Policy (“2010 Remuneration Policy”) was an important topic. The revised 2010 Remuneration Policy will be submitted for adoption to the 2013 General Meeting.

Mr. Westerburgen, the Chairman of the Remuneration Committee is neither a former member of ASML’s Board of Management, nor a member of the board of management of another company. No member of the Remuneration Committee is a current member of the board of management of another Dutch listed company.

Selection and Nomination Committee

The current members of ASML’s Selection and Nomination Committee are Mr. Westerburgen (chairman), Mr. Bilous and Mr. Van der Poel.

The Selection and Nomination Committee meets at least twice a year and more frequently when deemed necessary.

The Selection and Nomination Committee assists the Supervisory Board in:

•	preparing the selection criteria and appointment procedures for members of the Company’s Supervisory Board and Board of Management;

•	periodically evaluating the scope and composition of the Board of Management and the Supervisory Board, and proposing the profile of the Supervisory Board in relation thereto;

•	periodically evaluating the functioning of the Board of Management and the Supervisory Board and the individual members of those boards and reporting the results thereof to the Supervisory Board; and

•

proposing (re-)appointments of members of the Board of Management and the Supervisory Board, and supervising the policy of the Board of Management in relation to the selection and appointment criteria for senior management.

The Selection and Nomination Committee furthermore discusses imminent corporate governance developments, for example those based on law proposals, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.

Technology and Strategy Committee

The current members of the Technology and Strategy Committee are Mr. Siegle (chairman), Mr. Bilous, Mr. Van der Poel and Mr. Ziebart.

The Technology and Strategy Committee meets at least twice a year and more frequently when deemed necessary.

The Technology and Strategy Committee provides advice to the Supervisory Board with respect to ASML’s technology strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the Technology and Strategy Committee with respect to the subjects reviewed and discussed in this committee. The advisors do not have voting rights. The Technology and Strategy Committee frequently uses the possibility to invite external and/or internal experts to attend committee meetings. External experts may include representatives of suppliers and research & development partners to increase the committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems.

The in-depth technology discussions in the Technology and Strategy Committee and the subsequent reporting on headlines in the full Supervisory Board increases the Supervisory Board’s understanding of ASML technology matters and enables the Supervisory Board to adequately supervise the strategic choices facing ASML, including the Company’s investment in research and development.

The Committee also reviews the proposed technology targets, as well as the achievements related thereto and provides the Remuneration Committee with its advice on this topic.

Directors and Officers Insurance and Indemnification

Members of the Board of Management and Supervisory Board, as well as certain senior management members, are insured under ASML’s Directors and Officers Insurance Policy. Although the insurance policy provides for a wide coverage, the directors and officers may incur uninsured liabilities. ASML has agreed to indemnify its Board of Management and Supervisory Board against any claims arising in connection with their position as director and officer of the Company, provided that such claim is not attributable to wilful misconduct or intentional recklessness of such officer or director.

Remuneration of Members of the Board of Management

The remuneration of the members of the Board of Management is determined by the Supervisory Board on the advice of the Company’s Remuneration Committee. The 2010 Remuneration Policy, as adopted by the General Meeting on March 24, 2010, was not changed in 2012.

The 2010 Remuneration Policy enables ASML to continue to attract, reward and retain qualified and experienced industry professionals in an international labor market. The remuneration structure and levels are assessed against a reference market by benchmarking. The total remuneration in 2011 consisted of base salary, short-term performance incentive (“STI”) (in cash), long-term performance incentive (“LTI”) (in shares) and other benefits.

Total Direct Compensation, Pension and Other Benefits

The remuneration of the members of the Board of Management in 2011 was as follows:

		Fixed	Short- term	(variable)	Long-term (variable)	Total Remuneration	Other
	Financial Year	Base Salary EUR	STI (Cash) EUR	Option Awards EUR	LTI (share awards) EUR	Total(1) EUR	Pension EUR	Pension Premium EUR	Other benefits and expense reimbursement(2) EUR
E. Meurice	2011	787,000	586,708	—	1,413,218	2,786,926	140,113	88,050	136,765
P.T.F.M. Wennink	2011	488,000	291,043	—	875,493	1,654,536	85,994	94,455	44,669
M.A. van den Brink	2011	517,000	308,339	—	927,912	1,753,251	91,243	181,826	45,502
F.J. van Hout	2011	428,000	255,259	—	832,201	1,515,460	75,134	9,735	35,190
F.J.M. Schneider- Maunoury	2011	416,000	248,102	—	676,945	1,341,047	56,475	4,290	28,313

(1)	This total reflects base salary, STI (cash), option awards and LTI (share awards).
(2)	Other benefits and expense reimbursement are gross amounts and may include housing costs, company car costs, travel expenses, social security costs, health and disability insurance costs and representation allowances.

Short-term Incentive

The annual performance-related cash incentive will have an on-target level of 75.0 percent of base salary for the CEO and 60.0 percent for the other members of the Board of Management. The pay-outs are prorated, on a linear basis to the level of achievement of six performance criteria. Of the five quantitative performance criteria, three are based on the achievement of measurable financial targets, one on technology leadership index (which also included qualitative elements) and one on achievements in the market position. Additionally, the qualitative target is based on the achievement of agreed key objectives.

In principle, the weighting of each of the five quantitative criteria is equal (weighted 80.0 percent in total). The sixth target is based on qualitative objectives (weighted 20.0 percent). The setting and measuring period of the financial and technology based targets is semi-annual, and for the market related and qualitative targets it is annual. The overall pay-out is annual and the cash incentive is accrued during the performance period.

On January 17, 2012, the Remuneration Committee evaluated the Board of Managements’ performance on these six criteria and based on this evaluation, the pay-out level was determined to be 99.4 percent of the target level.

Performance Stock Options

Since the implementation of the 2010 Remuneration Policy, the performance stock options are no longer part of the remuneration package for the Board of Management, in order to shift the focus from the short-term to the long-term. The value of this part of the remuneration has been moved into the long-term incentive plan which is paid in shares. 2009 was the last year in which performance stock options were granted to the members of the Board of Management, which means the actual number of performance stock options for 2009 achievement were awarded for the last time in 2010. Once the options are unconditionally awarded after fulfillment of the performance conditions, the options will be retained (lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The fair value of the options granted is determined based on the Black-Scholes option valuation model.

Details of vested options held by members of the Board of Management to purchase Ordinary Shares are set out below:

	Jan. 1, 2012	Exercised during 2012	Share price on exercise date (EUR)	Vested during 2012	Expired during 2012	Total (Nov. 4, 2012)	Exercise price (EUR)	Expiration date
E. Meurice
	23,270	23,270	35.12	—	—	—	11.53	1/19/2015

	88,371	88,371	36.70	—	—	—	17.90	1/18/2016

	95,146	95,146	43.89	—	—	—	20.39	1/17/2017

	42,448	42,448	36.67	—	—	—	17.20	2/4/2018

	84,895	84,895	34.93	—	—	—	12.39	2/2/2019
P.T.F.M. Wennink	31,500	—	—	—	31,500	—	58.00	1/20/2012

	52,554	52,554	33.60	—	—	—	12.39	2/2/2019
A. van den Brink
	31,500	—	—	—	31,500	—	58.00	1/20/2012

	27,894	27,894	32.67	—	—	—	17.20	2/4/2018

	55,788	55,788	33.60	—	—	—	12.39	2/2/2019
F.J. van Hout
	46,201	46,201	33.60	—	—	—	12.39	2/2/2019
F.J.M. Schneider- Maunoury	—	—	—	—	—	—	—	—

Long-term Incentive

The members of the Board of Management are eligible to receive performance shares, which will be awarded annually under the condition of fulfillment of predetermined performance targets. These targets are measured over a period of three calendar years. The performance measures for obtaining performance targets will be ASML’s relative return on average invested capital position compared with the peer group (weighted 80.0 percent) and a qualitative target related to ASML’s long-term ability to keep performing at high standards (weighted 20.0 percent).

The maximum number of performance shares to be conditionally awarded will equal 146.25 percent of base salary divided by the value of one performance share (i.e. reflecting maximum achievement). ASML defines stretching targets, whereas for on target achievement, the value of performance shares will be 80.0 percent of base salary.

For the determination of the number of performance shares that will be conditionally awarded, ASML applies a fixed number approach. Under this approach, the number of shares is fixed for two consecutive years. Every two years, the fixed number is calculated using the maximum achievable value of 146.25 percent of base salary divided by the value of the performance share at the moment of grant in the respective year. As it was decided to not revise the 2010 Remuneration Policy in 2012 but instead to have an integral revision of the 2010 Remuneration Policy to be submitted for adoption to the 2013 General Meeting, the fixed number calculation has been conducted for the performance share grant in 2012 only.

Once the shares are unconditionally awarded after fulfilment of the performance conditions, the shares will be retained by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter (“LTI Lock-Up Period”), subject to certain exceptions. ASML accounts for this share award performance plan as a variable plan.

Details of performance shares granted to members of the Board of Management up to the date of this Prospectus are as follows:

Board of Management	Grant date	Status	Full Control	Number of shares at grant date	Fair value at grant date[1] EUR	Vesting date	Number of shares at vesting date	End of lock-up date
E. Meurice	4/18/2012	Conditional	No	73,570	37.33	4/18/2015	—	4/18/2017
	4/13/2011	Conditional	No	88,732	28.29	4/13/2014	—	4/13/2016
	2/1/2010	Conditional	No	88,732	22.93	2/1/2013	—	2/1/2015
	2/2/2009	Unconditional	No	57,002	13.05	2/2/2012	48,859	2/2/2014
	2/4/2008	Unconditional	No	57,002	18.18	2/4/2011	48,859	2/4/2013
	1/17/2007	Unconditional	Yes	66,338	20.39	1/17/2010	51,807	1/17/2012
P.T.F.M. Wennink	4/18/2012	Conditional	No	45,689	37.33	4/18/2015	—	4/18/2017
	4/13/2011	Conditional	No	54,974	28.29	4/13/2014	—	4/13/2016
	2/1/2010	Conditional	No	54,974	22.93	2/1/2013	—	2/1/2015
	2/2/2009	Unconditional	No	35,287	13.05	2/2/2012	30,246	2/2/2014
	2/4/2008	Unconditional	No	35,287	18.18	2/4/2011	30,246	2/4/2013
	1/17/2007	Unconditional	Yes	41,111	20.39	1/17/2010	32,106	1/17/2012
M.A. van den Brink	4/18/2012	Conditional	No	48,387	37.33	4/18/2015	—	4/18/2017
	4/13/2011	Conditional	No	58,256	28.29	4/13/2014	—	4/13/2016
	2/1/2010	Conditional	No	58,256	22.93	2/1/2013	—	2/1/2015
	2/2/2009	Unconditional	No	37,458	13.05	2/2/2012	32,107	2/2/2014
	2/4/2008	Unconditional	No	37,458	18.18	2/4/2011	32,107	2/4/2013
	1/17/2007	Unconditional	Yes	42,980	20.39	1/17/2010	33,565	1/17/2012
F.J. van Hout	4/18/2012	Conditional	No	40,023	37.33	4/18/2015		4/18/2017
	4/13/2011	Conditional	No	48,293	28.29	4/13/2014	—	4/13/2016
	2/1/2010	Conditional	No	48,293	22.93	2/1/2013	—	2/1/2015
	2/2/2009	Unconditional	No	31,021	13.05	2/2/2012	26,589	2/2/2014
F.J.M. Schneider-	4/18/2012	Conditional	No	38,944	37.33	4/18/2015		4/18/2017
Maunoury	4/13/2011	Conditional	No	46,886	28.29	4/13/2014	—	4/13/2016
	2/1/2010	Conditional	No	46,886	22.93	2/1/2013	—	2/1/2015

(1)	The fair value of the shares as of the grant date.

Pension Benefits

Members of the Board of Management are offered a pension plan based on defined contribution. The total defined contribution is a percentage of the pensionable salary and is dependent on the participant’s age at the beginning of the year. In 2011, compensation was paid to the Board of Management regarding the spouse/orphan risk premium to align the Board of Management pension arrangement with senior management. This concerned a reimbursement for risk premiums that were erroneously paid by the participants in the past.

Benefits upon Termination of Employment

Term of Appointment/Employment

Members of the Board of Management appointed after the 2004 amendment of the Articles of Association, are appointed for a period of four years, after which reappointment is possible for consecutive four-year terms. Messrs. P. Wennink and M. van den Brink’s appointment to the Board of Management is for an indefinite period of time, as their initial appointment was before 2004. The existing employment contracts, including all rights and obligations under these contracts, will be honoured.

Severance Agreement

Employment agreements with the Board of Management members concluded prior to March 31, 2004 (i.e. Messrs. Wennink and Van den Brink) do not contain specific provisions regarding benefits upon termination of those agreements. Potential severance payments in such case will be according to applicable law (e.g. cantonal formula in the Netherlands).

Employment agreements for members of the Board of Management appointed after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) do contain specific provisions regarding benefits upon termination of those agreements.

If the Company gives notice of termination of the employment agreement for reasons which are exclusively or mainly found in acts or omissions on the side of the Board of Management member, no severance amount will be granted. If this is not the case, a severance amount equal to one year base salary or a severance consistent with the Dutch labor laws will be made available upon the effective date of termination.

This severance payment will also be made available in case the Board of Management member gives notice of termination of the employment agreement due to a significant difference of opinion between the respective executives and the Supervisory Board regarding his employment agreement, his function or the Company’s strategy.

Change of Control

Board of Management members with an employment agreement dated after March 31, 2004 (i.e. Messrs. Meurice, Van Hout and Schneider-Maunoury) shall also be entitled to the aforementioned severance amount in the event ASML or its legal successor gives notice of termination due to a change of control (as defined in the employment agreement) or if the Board of Management member gives notice of termination, which is directly related to such change of control and such notice is given within twelve months from the date on which that change of control occurs.

In order to comply with the highest standards of corporate governance, the Supervisory Board decided to mitigate the potential benefit of a change of control under the long-term incentive arrangements. This arrangement entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to first public announcement of change of control negotiations, and ii) the average closing share price over a period of 30 trading days prior to closing of the transaction.

Remuneration of the Members of the Supervisory Board

The annual remuneration for Supervisory Board members covers the period from one annual General Meeting to the next one. The annual remuneration is paid in quarterly instalments starting after the annual General Meeting. Per April 1, 2012, the remuneration of all members of the Supervisory Board was increased with EUR 5,000, in line with the proposal as approved by the 2011 General Meeting.

The following table sets forth an overview of the remuneration awarded to Supervisory Board Members in 2011:

Year ended December 31	2011	Supervisory Board	Audit Committee	Remuneration Committee	Selection and Nomination Committee	Technology and Strategy Committee	Other(1,2)
Arthur P.M. van der Poel	88,250	62,500	10,000	—	7,875	7,875	—
Jos W.B. Westerburgen	66,750	43,750	—	11,500	11,500	—	—
OB Bilous	99,500	73,750	—	—	7,875	7,875	10,000
Frits W. Fröhlich	62,500	43,750	15,000	—	—	—	3,750
Hendrika (Ieke) C.J. van den Burg	51,625	43,750	—	7,875	—	—	—
William T. Siegle	85,250	73,750	—	—	—	11,500	—
Pauline F.M. van der Meer Mohr	51,625	43,750	—	7,875	—	—	—
Wolfgang H. Ziebart	61,625	43,750	10,000	—	—	7,875	—

(1)	To compensate for certain obligations ASML has towards the U.S. government as a result of the acquisition of Silicon Valley Group in 2001, one U.S. member receives an additional EUR 10,000 to fulfill these obligations.
(2)	In addition to the annual fixed fee, the vice-chairman of the Supervisory Board receives EUR 5,000 to fulfil this role. As the adjustment of the Supervisory Board’s remuneration became effective as per April 1, 2011, the vice chairman fee paid over the financial year 2011 amounted to EUR 3,750.

In addition, a net cost allowance was paid to each Supervisory Board member in 2011, amounting to EUR 1,800 per year, and EUR 2,400 per year for the chairman of the Supervisory Board.

Equity Holdings

As of the date of this Prospectus, the number of Ordinary Shares and options for Ordinary Shares owned by members of the Board of Management is, according to the latest notifications with the AFM, as follows:

Name	Ordinary Shares	Restricted Ordinary Shares[1]	Ordinary Shares conditionally granted[2]

Eric Meurice	0	47,196	251,034

Peter T.F.M. Wennink	0	21,775	155,637

Martin A. van den Brink	0	23,115	164,899

Frits J. van Hout	0	9,571	136,609

Frédéric J.M. Schneider-Maunoury	0	0	132,716

(1)	The number of restricted Ordinary Shares corresponds to the number of Ordinary Shares vested under the LTI plan that are still subject to the LTI Lock-Up period minus any Ordinary Shares sold under certain exceptions.
(2)	The number of Ordinary Shares conditionally granted corresponds to the number of performance shares conditionally granted under the LTI plan.

None of the members of the Supervisory Board currently owns Shares or options on Shares.

Other Information relating to the Board of Management and the Supervisory Board

During the last five years, none of the members of the Board of Management or the Supervisory Board (i) has been convicted in relation to fraudulent offences, (ii) has served as a director or officer of any entity subject to bankruptcy proceedings, receivership or liquidation, (iii) has been subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory body of an issuer or from acting in the management or conduct of affairs of any issuer.

Employees

The average number of payroll employees in full time equivalents (“FTE”) employed during 2011, 2010 and 2009 was 7,627, 6,785 and 6,624 respectively. The following table presents the total number of payroll and temporary personnel employed in FTEs per sector:

As of December 31	2011	2010	2009
Customer Support	2,478	2,236	1,910
SG&A	723	727	679
Industrial Engineering	420	398	277
Manufacturing & Logistics	2,852	2,659	2,006
R&D	3,417	3,225	2,813
Total employees (in FTEs)	9,890	9,245	7,685

Less: Temporary employees (in FTEs)	1,935	2,061	1,137

Payroll employees (in FTEs)	7,955	7,184	6,548

In 2011, 2010 and 2009, a total of 4,313, 3,805 and 3,601 (on average) payroll employees in FTEs in the Company’s operations (excluding temporary employees), respectively, were employed in the Netherlands.

ASML’s future success will depend on its ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. ASML is particularly reliant for its continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

ASML Netherlands B.V., the Company’s operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law.

Bonus Plans

Option Plans

Options granted under ASML’s stock option plans have fixed exercise prices equal to the closing price of the Company’s ordinary shares on NYSE Euronext Amsterdam or NASDAQ on the applicable grant-dates. Granted stock options generally vest over a three-year period with any unexercised stock options expiring ten years after the grant-date.

ASML currently has five different stock option plans:

•	Employee plan

•	Option purchase plan

•	Brion stock option plan

•	Senior management plan

•	Stock option extension plan

Until 2009 there was also a Board of Management performance option plan in place, but since all options have been exercised, this plan no longer exists (see “Management and Employees – Remuneration of the members of the Board of Management”).

The option purchase plan and stock option extension plan have no service and vesting conditions. The other plans have service conditions which are similar. Furthermore the senior management plans have vesting conditions which are based on performance.

Share Plans

Shares granted under ASML’s share plans include a three-to-four year service period and for some plans performance conditions.

ASML currently has six different share plans:

•	Employee plan

•	Share purchase plan

•	New hire performance share plan

•	Brion performance share plan

•	Senior management plan

•	Board of management performance share plan

The share purchase plan has no service and vesting conditions. The employee plan has only service conditions. The other plans have service conditions which are similar and have vesting conditions which are based on performance.

Other Plans

Employee Purchase Plan

Every quarter, ASML offers its worldwide payroll employees the opportunity to buy ASML Ordinary Shares or ASML stock options against fair value out of their net salary. The fair value for Ordinary Shares is determined based on the closing price of the Ordinary Shares on NYSE Euronext Amsterdam on the grant-date. The maximum net amount for which employees can participate in the plan amounts to 10.0 per cent of gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, ASML will pay out a 20.0 per cent cash bonus on the net invested amount.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth which Shareholders have a holding of at least 5% of the share capital or voting rights in the Company. The information set out below is solely based on public filings with the AFM and SEC as at the date of this Prospectus.

Identity of Person or Group	Percent of Voting Rights(5)	Percent of Ordinary Shares(6)
Blackrock, Inc.	5.24%	5.24%
Capital Research & Management Company(1)	10.03%	0%
Capital Group International, Inc.(2)	12.26%	0%
Stichting Administratiekantoor MAKTSJAB/Intel(3)	15%	15%
Stichting Administratiekantoor TSMC/TSMC(4)	5%	5%

(1)	On August 2, 2011, Capital Research & Management Company reported to the AFM that it holds direct real voting rights related to 44,579,832 Ordinary Shares, but does not have ownership rights related to those shares.
(2)	On September 3, 2012, Capital Group International Inc. reported to the AFM that it holds indirectly real voting rights related to 51,453,097 Ordinary Shares, but does not have ownership rights related to those shares.
(3)	On November 28, 2012 Stichting Administratiekantoor MAKTSJAB reported to the AFM that it holds direct real capital interest as well as direct real voting rights related to 62,977,877 Ordinary Shares. On the same date, Intel reported to the AFM that it holds Depositary Receipts corresponding to 62,977,877 Ordinary Shares which represent an indirect real capital interest as well as indirect potential voting rights related to those Ordinary Shares.
(4)	On November 24, 2012 Stichting Administratiekantoor TMSC reported to the AFM that it holds a direct real capital interest as well as direct real voting rights related to 20,992,625 Ordinary Shares. On the same date, TSMC reported to the AFM that it holds Depositary Receipts corresponding to 20,992,625 Ordinary Shares which represent an indirect real capital interest as well as indirect potential voting rights related to those Ordinary Shares.
(5)	As a percentage of the total number of voting rights attached to issued and outstanding Ordinary Shares as of the date of this Prospectus.
(6)	As a percentage of the total number of issued and outstanding Ordinary Shares as of the date of this Prospectus.

Voting Rights

The Customer Stichtingen, including Stichting Administratiekantoor MAKTSJAB and Stichting Administratiekantoor TSMC, do not vote on the Ordinary Shares held by them unless instructed to do so by the Participating Customers in accordance with the Shareholder Agreements. The Participating Customers, including Intel and TSMC, are not entitled to vote on the Listing Shares held by the Customer Stichtingen, except in certain exceptional circumstances (see “Material Contracts – Customer Co-Investment Program”).

Related Party Transactions

Consistent with the Company’s corporate responsibilities to its surrounding community and together with several other companies in the region, in prior year ASML entered into a loan agreement with a local sports club PSV N.V., pursuant to which ASML provided PSV N.V., as of August 1, 2011, a 14 year, interest free, subordinated loan of EUR 5 million. The chairman of the Supervisory Board, Mr Arthur van der Poel, and the CFO of ASML, Mr Peter Wennink, resigned as of June 30, 2012 as members of the supervisory board of PSV N.V. Therefore the loan agreement with PSV N.V. no longer classifies as a related party transaction as of the date of the resignation of Mr Van der Poel and Mr Wennink.

Pursuant to the Co-Investment Program ASML has entered into transactions with Intel, a related party. See “Material Contracts – Customer Co-Investment Program”.

Except for the above, there have been no transactions during the period covered by the historical financial information up to the date of this Prospectus, between ASML or any of its subsidiaries, and any significant shareholder and any director or officer or any relative or spouse thereof other than ordinary course compensation arrangements. During the period covered by the historical financial information up to the date of this Prospectus, there has been no, and at present there is no, outstanding indebtedness to ASML owed or owing by any director or officer of ASML or any associate thereof, other than the virtual financing arrangement with respect to Ordinary Shares and stock options. Stock option plans that were issued before 2001 were constructed with a virtual financing arrangement in compliance with the applicable laws and after obtaining the necessary corporate approvals, whereby ASML loaned the tax value of the options granted to employees subject to the Dutch tax-regime. The interest-free loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option is actually exercised. If the options expire unexercised, the loans are forgiven. At the date of this Prospectus all options issued before 2001 with a virtual financing arrangement have been exercised.

DESCRIPTION OF SHARE CAPITAL AND CORPORATE GOVERNANCE

General

The Company is a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands on October 3, 1994. The corporate seat of the Company is in Veldhoven, the Netherlands, and its registered office is at 5504 DR Veldhoven, de Run 6501, the Netherlands, with the following telephone number +31 40 268 3000. The Company is registered in the Trade Register of the Chamber of Commerce under number 17085815. The Articles of Association of the Company were lastly amended by notarial deed, executed on November 24, 2012 before Professor M. van Olffen, civil law notary in Amsterdam.

Share Capital

Authorized and Issued Share Capital of the Company

At the date of this prospectus, ASML’s authorized share capital amounts to 126,000,000 euro and consists of 699,999,000 Ordinary Shares, 9,000 Ordinary Shares B and 700,000,000 Cumulative Preference Shares (the Ordinary Shares, the Ordinary Shares B and the Cumulative Preference Shares together the “Shares”). The Ordinary Shares and the Cumulative Preference Shares both have a par value of EUR 0.09. The Ordinary Shares B have a par value of EUR 0.01.

On November 4, 2012, 516,418,591 Ordinary Shares were issued, of which 11,410,624 Ordinary Shares were held by the Company in treasury. All issued Shares are created under the laws of the Netherlands and are fully paid up. No Cumulative Preference Shares are issued. 96,566,077 depositary receipts for Ordinary Shares have been issued with the cooperation of ASML (See “Material Contracts – Customer Co-Investment Program”).

Immediately following the Synthetic Share Buyback 419,852,467 Ordinary Shares were issued, of which 11,191,384 Ordinary Shares were held by the Company in treasury.

The following table sets forth the Company’s issued share capital as at December 31, 2009, December 31, 2010 and December 31, 2011.

	Number of Ordinary Shares issued at December 31, 2011	Number of Ordinary Shares issued at December 31, 2010	Number of Ordinary Shares issued at December 31, 2009	Nominal value per Ordinary Share (€)
Ordinary Shares	431,294,790	444,480,095	444,480,095	0.09

History of Share Capital

Shares Issued in Customer Co-Investment Program

On September 12, 2012, ASML issued 62,977,877 Ordinary Shares to Stichting Administratiekantoor MAKTSJAB and 12,595,575 Ordinary Shares to Stichting Administratiekantoor Samsung and on October 31, 2012, ASML issued 20,992,625 Ordinary Shares to Stichting Administratiekantoor TSMC in the Customer Co-Investment Program. See “Material Contracts – Customer Co-Investment Program”.

Synthetic Share Buyback

At the extraordinary General Meeting held on September 7, 2012, a resolution was passed to amend the Articles of Association in connection with the Synthetic Share Buyback to be effectuated in connection with the Customer Co-Investment Program. On November 24, 2012, ASML effectuated the Synthetic Share Buyback. See “Material Contracts – Customer Co-Investment Program – Synthetic Share Buyback”.

Issue of Ordinary Shares to Cymer Shareholders

As announced by the Company on October 17, 2012, and subject to completion, ASML will issue a total of up to 41,985,250 Ordinary Shares to Cymer shareholders in connection with the acquisition by ASML of all outstanding shares in Cymer. Completion of the Acquisition is expected to occur in the first half of 2013. See “Material Contracts – Cymer Acquisition”.

Ordinary Shares

Each Ordinary Share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the Company’s share register in the Netherlands or in the Company’s New York share register (collectively the “Share Register”) can hold fractional shares. The share register in the Netherlands is held by the Company, with address at 5504 DR Veldhoven, de Run 6501, the Netherlands, and the New York share register is held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States (the “New York Transfer Agent”). Persons who hold Ordinary Shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the “Giro Act”) maintained by the Dutch central securities depository (Nederlands Centraal Insituut voor Giraal Effectenverkeer B.V., “Euroclear Nederland”) or through the Depositary Trust Company (“DTC”) cannot hold fractional shares. An Ordinary Share entitles the holder thereof to cast nine votes in the General Meeting.

Ordinary Shares B

As a consequence of the most recent changes in the Articles of Association of the Company, adopted at the extraordinary General Meeting held on September 7, 2012, the 9,000 Ordinary Shares B with a nominal value of EUR 0.01 were reintroduced. A person who holds (a multiple of) 100 fractional shares, may exchange those fractional shares for an Ordinary Share B. Every holder of an Ordinary Share B is entitled to one ninth (1/9) of a dividend. Each Ordinary Share B entitles the holder thereof to cast one vote at the General Meeting.

Cumulative Preference Shares

In 1998, the Company granted the Preference Share Option to the Foundation. The Preference Share Option was amended and extended in 2003, 2007 and 2009. The latest amendment in 2009 became effective on January 1, 2009, and clarified the procedure for the repurchase and cancellation of the Cumulative Preference Shares when issued.

The Foundation may exercise the Preference Share Option in situations where, in the opinion of the board of directors of the Foundation (the “Foundation Board”), the interests of the Company, its business or the interests of its stakeholders are at stake. This may be the case if a public bid for the Ordinary Shares has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with the Company. The same may apply if one Shareholder, or more Shareholders acting in concert, hold a substantial percentage of the issued Ordinary Shares of the Company without making an offer or if, in the opinion of the Foundation Board, the (attempted) exercise of the voting rights by one Shareholder or more Shareholders, acting in concert, is materially in conflict with the interests of the Company, its business or its stakeholders.

The objects of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those enterprises are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of Cumulative Preference Shares and by exercising the rights attached to these Cumulative Preference Shares, particularly the voting rights attached to these Cumulative Preference Shares.

The Preference Share Option gives the Foundation the right to acquire such a number of Cumulative Preference Shares as the Foundation will require, provided that the aggregate nominal value of such number of Cumulative Preference Shares shall not exceed the aggregate nominal value of the Ordinary Shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to the nominal value of the Cumulative Preference Shares. Only one-fourth of the subscription price is payable at the time of initial issuance of the Cumulative Preference Shares, with the other three fourths of the nominal value only being payable when the Company calls up this amount. Exercise of the Preference Share Option could effectively dilute the voting power of the outstanding Ordinary Shares by one-half.

Cancellation and repayment of issued Cumulative Preference Shares by the Company requires authorization by the General Meeting at a proposal to do so by the Board of Management, which proposal is subject to prior approval by the Supervisory Board. If the Preference Share Option is exercised and as a result Cumulative Preference Shares are issued, the Board of Management will at the request of the Foundation initiate the repurchase or cancellation of all Cumulative Preference Shares held by the Foundation. In that case the Company is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the Cumulative Preference Shares. A repurchase of the Cumulative Preference Shares can only take place when such shares are fully paid up.

If the Foundation will not request the Company to repurchase or cancel all Cumulative Preference Shares issued to the Foundation within 20 months after issuance of these Cumulative Preference Shares, the Company will be obliged to convene a General Meeting in order to decide on a repurchase or cancellation of these Cumulative Preference Shares.

The Foundation is independent of the Company. The Foundation Board comprises four independent voting members from the Dutch business and academic communities. As of January 1, 2012, the members of the Foundation Board are: Mr. A. Baan, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.

As a consequence of the changes in the Articles of Association adopted at the General Meeting held on April 20, 2011, the nominal value of the Cumulative Preference Shares was increased from EUR 0.02 to EUR

0.09. Each Cumulative Preference Share confers the right to cast nine votes at the General Meeting. Furthermore the number of Cumulative Preference Shares was decreased from 3,150,005,000 to 700,000,000.

Form and Transfer of Ordinary Shares

All Shares are registered shares. Ordinary Shares are available in the form of an entry in the Share Register, either without issuance of a share certificate (“Type 1 Shares”) or with the issuance of a share certificate (“Type 2 Shares”). No certificates shall be issued for Cumulative Preference Shares.

For Type 1 Shares that are not included in the deposit system under the Giro Act, the names and addresses of the holders of Shares and of usufructuaries (vruchtgebruikers) and pledgees (pandhouders) in respect of such Shares are recorded in the Share Register, together with any other information prescribed by Dutch law. The Share Register also states the number of Shares held by each Shareholder, the amount paid up on each Share and the class of each Share.

In the event that Ordinary Shares have been transferred to an associated institution (aangesloten instelling) or other intermediary (intermediair) permitted under the Giro Act for inclusion into a collective deposit (verzameldepot) or to Euroclear Nederland for inclusion into a giro deposit (girodepot) on the basis of the Giro Act, the name and address of the intermediary (as defined in the Giro Act) or Euroclear Nederland, respectively, shall be entered in the Share Register. The names of persons holding book-entry rights with respect to Ordinary Shares included in the deposit system pursuant to the Giro Act through a deposit account with an intermediary (“ECN Shareholders”), and the names of any usufructuaries (vruchtgebruikers) and pledgees (pandhouders) in respect of such book-entry rights, are not entered in the Share Register. The intermediaries are responsible for the management of the collective deposit and Euroclear Nederland (Herengracht 459-469, 1017 BS Amsterdam, the Netherlands), being the central institute (centraal instituut) for the purpose of the Giro Act, is responsible for the management of the giro deposit.

The transfer by an ECN Shareholder of its book-entry rights representing Ordinary Shares must be effected in accordance with the provisions of the Giro Act. The same applies to the establishment of a right of pledge or usufruct. Ordinary Shares that have been included in a collective deposit or giro deposit can only be extracted from such deposits under the limited circumstances provided for in, and with due observance of the relevant provisions of, the Giro Act.

The transfer of Type 1 Shares requires the submission to the Company of an instrument of transfer, signed by both parties to the transfer, on a form supplied by the Company free of charge, and the written acknowledgement of the transfer by, or service of the relevant documents upon, the Company. The transfer of Type 2 Shares requires the submission to the Company (or the New York Transfer Agent) of the relevant share certificate with the instrument of transfer, duly completed and signed by or on behalf of the transferor, and the written acknowledgement of the transfer by, or service of the relevant documents upon, the Company (or by the New York Transfer Agent acting in the Company’s name). Upon such acknowledgement or service the Company (or the New York Transfer Agent acting in the Company’s name) shall endorse the transfer on the share certificate or issue one or more new share certificates to the transferee.

Articles of Association and Dutch law

Set forth below is a summary of certain material provisions of the Company’s Articles of Association and of Dutch law. This summary does not constitute legal advice on those matters and should not be regarded as such. This summary does not purport to be complete, and should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the Articles of Association (which are incorporated by reference herein) or with relevant provisions of Dutch law as in force at the date of this Prospectus and the Code. The full text of the Articles of Association is available on ASML’s website: www.asml.com.

Corporate Purpose

Pursuant to article 3 of the Articles of Association, the objects of the Company are to establish, participate in, administer and finance companies and enterprises engaged in the development, manufacture and trading of products which are used for the production of semi-conductors especially lithographic products and systems, and the development and exploitation of technical and other expertise in the field of or in connection with the products and systems referred to above, and to do everything pertaining thereto or connected therewith, including to perform or have performed industrial, commercial and financial activities, to perform or have performed services in general, all this in the widest sense.

Large Company Regime

ASML is subject to certain provisions of Dutch law, normally referred to as the ‘structure regime’ (structuurregime). See “Management and Employees – Two-tier board structure and structure regime”.

Issue of Shares

The Board of Management has the power to issue Shares insofar as the Board of Management has been authorized to do so by the General Meeting. The Board of Management requires approval of the Supervisory Board for such an issue. The authorization by the General Meeting can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. If the Board of Management has not been authorized by the General Meeting to issue Shares, the General Meeting shall have the power to issue Shares upon the proposal of the Board of Management, which proposal requires approval of the Supervisory Board.

At ASML’s extraordinary General Meeting held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to issue Shares and/or rights thereto representing up to a maximum of 5.0 percent of the issued share capital on April 25, 2012, plus an additional 5.0 percent of the issued share capital on April 25, 2012 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances.

The Board of Management has issued the Listing Shares in the Customer Co-Investment Program as per the Customer Co-Investment Program Authorization. At the date of this Prospectus Customer Co-Investment Program is closed for further participants and no further Shares will be issued as per the Customer Co-Investment Program Authorization.

Statutory Pre-Emptive Rights

Holders of Ordinary Shares have a pre-emptive right of subscription, in proportion to the aggregate nominal amount of the Ordinary Shares held by them, to any issuance of Ordinary Shares for cash, which right may be restricted or excluded. Holders of Ordinary Shares have no pro rata pre-emptive right of subscription to any Ordinary Shares issued for consideration other than cash or Ordinary Shares issued to employees of ASML. If authorized by the General Meeting (either by means of a resolution or by an amendment to the Articles of Association), the Board of Management has the power, subject to approval of the Supervisory Board, to restrict or exclude the pre-emptive rights of holders of Ordinary Shares. At ASML’s extraordinary General Meeting held on September 7, 2012, the Board of Management was authorized from September 7, 2012 through October 25, 2013, subject to the approval of the Supervisory Board, to restrict or exclude pre-emptive rights of holders of Ordinary Shares up to a maximum of 10 percent of the Company’s issued share capital of the issued share capital on April 25, 2012.

Share Repurchase

The Board of Management may, subject to approval by the Supervisory Board and subject to compliance with the requirements of Dutch law, resolve to acquire for consideration fully paid up shares in the Company’s own share capital insofar as the Board of Management has been authorized to do so by the General Meeting which authorization may not be for more than 18 months. At the General Meeting held on April 25, 2012, the Board of Management was authorized to repurchase up to a maximum of two times 10.0 percent of the Company’s issued share capital as of the date of authorization at a price between the nominal value of the Ordinary Shares purchased and 110.0 percent of the market price of the Ordinary Shares on Euronext Amsterdam or NASDAQ.

Pursuant to Dutch law, no votes may be cast at a General Meeting in respect of shares held by the Company or a subsidiary or on a share for which either the Company or a subsidiary holds depositary receipts. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of Shares held by the Company or s subsidiary are not excluded from any right they may have to vote on such Shares, if the right of usufruct or the right of pledge was granted prior to the time such Share became held by the Company.

General Meeting

Annual and Extraordinary General Meetings

A General Meeting is held at least once a year, and shall be held within six months after the end of the financial year. The General Meeting takes place in Veldhoven, Eindhoven, Amsterdam or The Hague, the Netherlands, at the option of the Board of Management. The Board of Management or Supervisory Board may convene extraordinary General Meetings as often as they deem necessary. Such extraordinary General Meetings must be held if one or more Shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Board of Management and the Supervisory Board, specifying in detail the items to be discussed. If the Board of Management fails to comply with such request in such a manner that an extraordinary General Meeting is held within six weeks after the request, the persons making the request may be authorized by the judge in interlocutory proceedings (voorzieningenrechter) to convene such an extraordinary General Meeting.

Agenda and Convocation

The agenda for the General Meeting must contain certain subjects as specified in the Articles of Association and the Dutch Civil Code, including, among other things, the adoption of the annual accounts and the discharge of the members of the Board of Management and the Supervisory Board for the relevant financial year. In addition, the agenda shall include such items as have been included therein by the Board of Management. Shareholders representing at least 1 percent of ASML’s outstanding share capital or representing a share value of at least EUR 50,000,000 are entitled to place agenda items on the agenda of the General Meeting at the latest sixty days before the date of the General Meeting, taking into consideration the statutory provisions in relation thereto. No resolutions shall be adopted on items other than those which have been included in the agenda.

The convocation of the General Meeting shall be given in such manner as shall be authorized by law. The statutory notice period for a General Meeting is currently set at forty-two days before the day of the General Meeting. Those who at the record date prescribed by law, currently set at twenty-eight days before the date of the General Meeting, have these rights and have been registered as such in a register designated by the Board of Management for that purpose are entitled to attend the General Meeting.

Admission and Registration

The convocation notice for the General Meeting shall state the record date, the manner in which the persons entitled to attend the General Meeting may register, the time at which, at the latest, the intention to attend the General Meeting must be notified and the manner in which they exercise their rights and the date on which written proxies must be sent to the Company. Holders of Shares who wish to attend a meeting either in person or by proxy must notify the Company thereof. Specific information with regard to this notification is published simultaneously with the convocation of a General Meeting. Shareholders may appoint a proxy who can vote on their behalf in the General Meeting. ASML also uses an internet proxy voting system, thus facilitating Shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting are required, however, to appoint a proxy to officially represent them at the General Meeting in person. ASML also provides the possibility for Shareholders to issue voting proxies or voting instructions to an independent third party (civil law notary) prior to the General Meeting.

Amendment of the Articles of Association

The General Meeting can resolve to amend the Articles of Association. The (proposed) amendment requires the approval of the Supervisory Board.

A resolution to amend the Articles of Association is adopted at a General Meeting at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast. If the required share capital is not represented at a General Meeting convened for that purpose, a subsequent General Meeting shall be convened, to be held within four weeks of the first General Meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the Board of Management, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting.

The complete proposals should be made available for inspection by the Shareholders and the others entitled to attend meetings at the office of the Company and at a banking institution designated in the convocation to the General Meeting, as from the date of said convocation until the close of that General Meeting. Furthermore, the Company must consult NYSE Euronext Amsterdam and communicate the draft amendment to the AFM, before the amendment is proposed to its Shareholders.

The above requirements applicable to the amendment of the Articles of Association, as set forth in the Articles of Association, are more stringent than the minimum approval requirements under Dutch law (which only requires approval by the General Meeting and, when the Board of Management proposes to amend the Articles of Association, the approval of the Supervisory Board.

Dividends and Distributions

Annually, the Board of Management will, upon prior approval from the Supervisory Board, submit a proposal to the annual General Meeting with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the Board of Management’s views on the Company’s potential future liquidity requirements, including for investments in production capacity, the funding of R&D programs and for acquisition opportunities that may arise from time to time, and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect any particular year in the future.

At its discretion and with due observance of the provisions of the law in respect thereof, the Board of Management, with the prior approval of the Supervisory Board, may distribute one or more interim dividends on the Shares before the annual accounts for any financial year have been adopted. These interim dividends may also be distributed on a class of Shares.

Cash distributions, if any, will be declared in euro. Amounts payable to holders of Ordinary Shares held through NASDAQ will be payable by a dividend disbursing agent in U.S. dollars, converted by ASML at the rate of exchange on NYSE Euronext Amsterdam at the close of business on the date fixed for that purpose by the Board of Management, and in accordance with the Articles of Association. Amounts payable to holders of Ordinary Shares, other than Ordinary Shares held through NASDAQ, will be payable by ASML in euro. The right to receive cash dividends and distributions will lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

If a dividend is declared, the Company will set a record date on which the Shareholder must be registered as Shareholder to receive the dividend. Once such record date is set, the ex-dividend date can be determined. The dividend will appear in the Company’s books as of the ex-dividend date. The dividend will be paid out on the payment date.

A claim for payment of a dividend (including an interim dividend) lapses five years from the date on which the claim became payable.

Dissolution and Liquidation

The General Meeting may resolve to dissolve the Company subject to certain conditions further specified in the Articles of Association. In the event of dissolution of the Company, it will be liquidated by the Board of Management under the supervision of the Supervisory Board, unless the General Meeting appoints alternative liquidators. During liquidation, the Articles of Association will remain in force to the extent possible. If the Board of Management proposes to the General Meeting to dissolve the Company, such proposal of the Board of Management is subject to the approval of the Supervisory Board.

Any balance remaining after payment of all debts and liquidation expenses will be distributed to the Shareholders and others entitled thereto in proportion to their entitlement.

Rules Governing Obligations of Shareholders to Make a Public Offer

Directive 2004/25/EC of the European Parliament and of the Council of the European Union of April 21, 2004 relating to takeover bids has been implemented in the FMSA.

A shareholder who – alone or acting in concert – directly or indirectly obtains control of a Dutch listed company such as ASML is required to make a public offer for all shares of that company. Such control is deemed present if a (legal) person is able to exercise, alone or acting in concert, 30% or more of the voting rights in the general meeting of shareholders of a listed company.

Furthermore, in general, it is prohibited to launch a public offer for shares of a listed company unless an offer memorandum has been approved by, in the Company’s case, the AFM. A public offer is launched by way of a publication of the approved offer memorandum. The public offer rules are intended to ensure that in the event of a public offer, among other things, sufficient information will be made available to the holders of the shares, that the holders of the shares will be treated equally, that there will be no abuse of inside information and that there will be a proper and timely offer period.

Squeeze Out Procedures

Pursuant to section 2:92a of the Dutch Civil Code, a shareholder who for his own account contributes at least 95% of the issued share capital of a Dutch public limited liability company may institute proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he shall also publish this information in a daily newspaper with national circulation.

Section 2:359d of the Dutch Civil Code provides that the offeror under a public offer is also entitled to start a squeeze out procedure if, following the public offer, the offeror contributes at least 95% of the issued share capital and represents at least 95% of the total voting rights of the target company. The claim of a takeover squeeze out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the public offer. The Enterprise Chamber may grant the claim for squeeze out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. In principle, the offer price is considered reasonable as long as 90% or more of the shares have been acquired.

Section 2:359c of the Dutch Civil Code also entitles those minority shareholders that have not previously tendered their shares under an offer, to transfer their shares to the offeror, provided that the offeror has acquired at least 95% of the share capital and represents at least 95% of the total voting rights. If there are different classes of shares, which is the case for the Company, the claim may only be instituted with regard to the class of shares of which the offeror alone or jointly with group companies holds at least 95% of the issued share capital and represents 95% of the voting rights. With regard to price, the same procedure as for takeover squeeze out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer.

Obligations of Shareholders to Disclose Holdings under Dutch Law

Holders of ASML shares may be subject to reporting obligations under the FMSA.

The disclosure obligations under the FMSA apply to any person or entity that, directly or indirectly, acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the European Union, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% or 95% (as a result of an acquisition or disposal by such person or entity, or as a result of a change in the Company’s total number of voting rights or share capital issued).

A legislative proposal pursuant to which an initial threshold 3% will be introduced has been adopted and is expected to enter into force on January 1, 2013. The proposal would also introduce a mechanism pursuant to which ASML would be able to identify, and communicate with, beneficial holders of its shares through the respective custodians. ASML is required to notify the AFM immediately if the Company’s voting rights and/or capital have changed by 1% or more since its previous notification on outstanding voting rights and capital. In addition, ASML must notify the AFM of changes of less than 1% in ASML’s outstanding voting rights and capital at least once per calendar quarter, within eight days after the end of the quarter. Any person whose direct or indirect voting rights and/or capital interest meets or passes the thresholds referred to in the previous paragraph as a result of a change in the outstanding voting rights or capital must notify the AFM no later than the fourth trading day after the AFM has published such a change.

Once every calendar year, within four weeks after the end of the calendar year, holders of an interest of 5% or more in ASML’s voting rights or capital must notify the AFM of any changes in the composition of their interest resulting from certain acts (including, but not limited to, the exchange of shares for depositary receipts and vice versa, and the exercise of rights to acquire shares).

Subsidiaries, as defined in the FMSA, do not have independent reporting obligations under the FMSA, as interests held by them are attributed to their (ultimate) parents. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who ceases to be a subsidiary and who disposes of an interest of 5% or more in ASML’s voting rights or capital must immediately notify the AFM. As of that moment, all notification obligations under the FMSA become applicable to the former subsidiary.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney) and (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. The managers of certain investment funds are deemed to hold the capital interests and voting rights in the funds managed by them.

For the same purpose, the following instruments qualify as ‘shares’: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).

The AFM keeps a public registry of and publishes all notifications made pursuant to the FMSA at its website www.afm.nl.

Non-compliance with the reporting obligations under the FMSA could lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the reporting obligations under the FMSA may lead to civil sanctions, including (i) suspension of the voting rights relating to the shares held by the offender, for a period of not more than three years, (ii) nullification of any resolution of the general meeting of shareholders of the company to the extent that such resolution would not have been approved if the votes at the disposal of the person or entity in violation of a duty under the FMSA had not been exercised and (iii) a prohibition on the acquisition by the offender of ASML’s shares or the voting on ASML’s ordinary shares for a period of not more than five years.

Corporate Governance

ASML endorses the importance of good corporate governance, of which independence, accountability and transparency are the most significant elements. These are also the elements on which a relationship of trust between ASML and all its stakeholders (employees, customers, suppliers, shareholders and the public) can be built.

In 2003, the Dutch Corporate Governance Committee, also known as the Tabaksblat Committee, released the Code. In December 2008, the Netherlands Corporate Governance Code Monitoring Committee (Frijns Committee) proposed an amended and updated the Code. The Code contains a number of principles and best practice provisions for listed companies in respect of their managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards and uses a ‘comply or explain’ approach.

ASML is therefore required under Dutch law to disclose in its statutory annual report whether or not it applies the provisions of the Code and, if it does not apply those provisions, to explain why it does not. ASML has disclosed in its statutory annual report relating to the financial year ended 31 December 2011 and on the Company’s website (www.asml.nl) its deviations from the Code and reasons for doing so. The deviations follow the order of the recommendations in the Code.

II.2.5

Although ASML does not consider ASML’s execution of this best practice a deviation from the Code, it could be interpreted as such.

The members of the Board of Management are eligible to receive performance shares which will be awarded annually under the condition of fulfillment of predetermined performance targets, which are measured over a period of three calendar years. Once the shares are unconditionally awarded after fulfillment of the performance conditions, the shares will be retained (for a lock-up period) by the Board of Management member for at least two years after the date of unconditional award or until the termination of employment, whichever period is shorter. The date of release lies three years after the original date of target setting, and the members of the Board of Management have to retain the performance shares for at least two subsequent years. Accordingly, the total period before one obtains full rights to the performance shares will be five years. The Remuneration Committee believes that the total resulting period is in compliance with the Code. The General Meeting approved the performance share arrangement for the Board of Management on March 24, 2010.

II.2.8

The employment contracts of the members of the Board of Management appointed before March 31, 2004, being Messrs. Wennink and Van den Brink, are being honored, including all rights and obligations under these contracts. This implies that the appointment of Messrs. Wennink and Van den Brink as members of the Board of Management will be for an indefinite period of time, and that their potential severance payments will be according to applicable law. Although ASML does not consider this to be contrary to the recommendations in the Code, it may be considered a deviation from the Code.

SHAREHOLDER TAXATION

Dutch Taxation

The statements below represent a summary of current Dutch tax laws, regulations and judicial interpretations thereof. The description is limited to the material tax implications for a holder of Ordinary Shares who is not, or is not deemed to be and/or has not elected to be taxed as, a resident of the Netherlands for Dutch tax purposes (a “Non-resident Holder”). This summary does not address special rules that may apply to special classes of holders of Ordinary Shares and should not be read as extending by implication to matters not specifically referred to herein. As to individual tax consequences, each investor in Ordinary Shares should consult his or her tax counsel.

General

The acquisition of Ordinary Shares by a non-resident of the Netherlands should not be treated as a taxable event for Dutch tax purposes. The income consequences in connection with owning and disposing of the Ordinary Shares are discussed below.

Substantial Interest

A person who, alone or together with his partner (as defined in the Dutch Personal Income Tax Act 2001), (inter alia) directly or indirectly (i) owns, or holds certain rights on, 5.0 percent or more of ASML’s share capital, (ii) owns, or holds certain rights on, profit participating rights that correspond to at least 5.0 percent of ASML’s annual profits or to at least 5.0 percent of the liquidation proceeds or who (iii) holds options to, directly or indirectly, purchase 5.0 percent or more of ASML’s share capital, is deemed to have a substantial interest in the Shares, or the options, as applicable. Specific rules apply in case certain family members of the Non-resident Holder hold a substantial interest. A deemed substantial interest also exists if, among other situations, (part of) a substantial interest has been disposed of, or is deemed to be disposed of, in a transaction where no taxable gain has been recognized. Special attribution rules exist in determining the presence of a substantial interest.

Income Tax Consequences for Individual Non-resident Holders on Owning and Disposing of the Ordinary Shares

An individual who is a Non-resident Holder will not be subject to Dutch income tax on received income in respect of the Ordinary Shares or capital gains derived from the sale, exchange or other disposition of the Ordinary Shares, provided that such holder:

•

Does not derive and has not derived profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder, which is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which the Ordinary Shares are attributable;

•

Does not hold and has not held a (deemed) substantial interest in ASML’s share capital or, in the event the Non-resident Holder holds or has held a (deemed) substantial interest in ASML’s share capital, such interest is, or was, a business asset in the hands of the holder;

•

Does not share and has not shared directly in the profits of an enterprise, other than by way of securities, which is managed and controlled in the Netherlands and which enterprise (is deemed to) own(s), or (is deemed to have) has owned, Ordinary Shares;

•

Does not derive benefits from miscellaneous activities (resultaat uit overige werkzaamheden) carried on in the Netherlands in respect of the Ordinary Shares, including, without limitation, activities which are beyond the scope of active portfolio investment activities; and such holder

•	Does not carry out and has not carried out employment activities, the income from which is taxable in the Netherlands, with which the holding of Ordinary Shares is or was connected.

Corporate Income Tax Consequences for Corporate Non-resident Holders

Income derived from Ordinary Shares or capital gains derived from the sale, exchange or disposition of Ordinary Shares by a corporate Non-resident Holder is taxable if:

•

The holder derives profits from an enterprise, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands (Dutch enterprise) and the Ordinary Shares are attributable to this permanent establishment or permanent representative, unless the participation exemption (discussed below) applies; or

•

The holder has a (deemed) substantial interest in ASML’s share capital, which is not attributable to its enterprise and (one of) the main purposes of the chosen ownership structure is the evasion of Dutch income tax or dividend withholding tax;

•

The holder is a resident of Aruba, Curacao or the Dutch part of St. Martin (Sint Maarten) and derives profits from an enterprise which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in Bonaire, St. Eustatius or Saba to which the Ordinary Shares are attributable, which permanent establishment or permanent representative would be considered to be established in the Netherlands pursuant to article 5.2 of the BES Tax Act (Belastingwet BES) if that permanent establishment was an entity (lichaam) or if the activities of the permanent representative would be transferred to an entity; or

•	Certain assets of the holder are deemed to be treated as a Dutch enterprise under Dutch tax law and the Ordinary Shares are attributable to this Dutch enterprise.

To qualify for the Dutch participation exemption, the holder must generally hold at least 5.0 percent of ASML’s nominal paid-in capital and meet certain other requirements.

Dividend Withholding Tax

In general, a dividend distributed by ASML in respect of Ordinary Shares will be subject to a withholding tax imposed by the Netherlands at the statutory rate of 15.0 percent. Generally, ASML is responsible for the withholding of such dividend withholding tax at source; the dividend withholding tax is for the account of the Non-resident Holder.

Dividends include:

•	Dividends in cash and in kind;

•	Deemed and constructive dividends;

•

Consideration for the repurchase or redemption of Ordinary Shares (including a purchase by a direct or indirect ASML subsidiary) in excess of the qualifying average paid-in capital for Dutch withholding tax purposes, unless such repurchase is made for temporary investment purposes or is otherwise exempt by law;

•	Stock dividends up to their nominal value, including an increase in the nominal value of Ordinary Shares, unless distributed out of qualifying paid-in capital;

•	Liquidation proceeds in excess of the qualifying average paid-in capital for Dutch dividend withholding tax purposes; and

•	Any (partial) repayment of paid-in capital that is

•	not recognized as capital for Dutch dividend withholding tax purposes, or

•	recognized for Dutch dividend withholding tax purposes, to the extent that ASML has net profits, unless

a.	the general meeting of shareholders has resolved in advance to make such repayment; and

b.	the nominal value of the shares concerned had been reduced with an equal amount by way of an amendment to the Articles of Association

An exemption from or reduction of Dutch dividend withholding tax can be obtained if:

•	The participation exemption applies and the Ordinary Shares are attributable to a business carried out in the Netherlands;

•

The dividends are distributed to a qualifying EU corporate holder satisfying the conditions of the EU Parent-Subsidiary Directive as implemented in article 4 (2) and article 4 (3) of the Dutch Dividend Withholding Tax Act 1965; or

•	The rate is reduced by a tax treaty.

A Non-resident Holder of Ordinary Shares can be eligible for a partial or complete exemption or refund of all or a portion of the above withholding tax under a tax treaty that is in effect between the Netherlands and the Non-resident Holder’s country of residence. The Netherlands has concluded such treaties with the United States, Canada, Switzerland, Japan, most European Union member states, as well as many other countries. Under the treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Treaty”), dividends paid by ASML to a Non-resident Holder that is a resident of the United States as defined in the Tax Treaty (other than an exempt organization or exempt pension trust, as discussed below) are generally liable to 15.0 percent Dutch dividend withholding tax or, in the case of certain United States corporate shareholders owning at least 10.0 percent of ASML’s voting rights, a reduction to 5.0 percent, provided that the Non-resident Holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or permanent representative in the Netherlands to which the dividends are attributable. The Tax Treaty also provides for a dividend withholding tax exemption on dividends, but only for a shareholder that holds shares which represent at least 80.0 percent of the voting rights in ASML and meets all other requirements. The Tax Treaty provides for a complete exemption from tax on dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate (or exemption from withholding) can be applied at the source upon payment of the dividends, provided that the proper forms have been filed in advance of the payment. Exempt organizations remain subject to the statutory withholding rate of 15.0 percent and are required to file for a refund of such withholding.

A Non-resident Holder may not claim the benefits of the Tax Treaty unless (i) he/she is a resident of the United States as defined therein, or (ii) he/she is deemed to be a resident on the basis of the provisions of article 24(4) of the Tax Treaty, and (iii) his or her entitlement to those benefits is not limited by the provisions of article 26 (limitation on benefits) of the Tax Treaty.

Dividend Stripping Rules

Under Dutch tax legislation regarding anti-dividend stripping, no exemption from, reduction in or refund of, Dutch dividend withholding tax is granted if the recipient of dividends paid by ASML is not considered the beneficial owner of such dividends.

Gift or Inheritance Taxes

Dutch gift or inheritance taxes will not be levied on the transfer of Ordinary Shares by way of gift, or upon the death of a Non-resident Holder, unless the transfer is construed as an inheritance or as a gift made by or on behalf of a person who, at the time of the gift or death, is deemed to be resident of the Netherlands.

Gift tax and inheritance tax are levied on the beneficiary. For purposes of Dutch gift and inheritance tax, an individual of Dutch nationality is deemed to be a resident of the Netherlands if he has been a resident thereof at any time during the ten years preceding the time of the gift or death. For purposes of Dutch gift tax, a person not possessing Dutch nationality is deemed to be a resident of the Netherlands if he/she has resided therein at any time in the twelve months preceding the gift.

Value Added Tax

No Dutch value added tax is imposed on dividends in respect of the Ordinary Shares or on the transfer of the Shares.

Residence

A Non-resident Holder will not become resident, or be deemed to be resident, in the Netherlands solely as a result of holding Ordinary Shares or of the execution, performance, delivery and/or enforcement of rights in respect of the Ordinary Shares.

United States Taxation

The following is a discussion of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares by a United States Holder (as defined below) acting in the capacity of a beneficial owner who is not a tax resident of the Netherlands. This discussion deals only with Ordinary Shares held as capital assets and does not deal with the tax consequences applicable to all categories of investors, some of which (such as tax-exempt entities, financial institutions, regulated investment companies, dealers in securities/traders in securities that elect a mark-to-market method of accounting for securities holdings, insurance companies, investors owning directly, indirectly or constructively 10.0 percent or more of ASML’s outstanding voting shares, investors who hold Ordinary Shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. In addition, the discussion does not address any alternative minimum tax or any state, local, FIRPTA related United States federal income tax consequences, or non-United States tax consequences.

This discussion is based on the U.S.-Dutch Income Tax Treaty (“Treaty”) and the Internal Revenue Code of 1986, as amended to the date hereof, final, temporary and proposed Treasury Department regulations promulgated, and administrative and judicial interpretations thereof, changes to any of which subsequent to the date hereof, possibly with retroactive effect, may affect the tax consequences described herein. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and ASML has not obtained, nor does ASML intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring or holding shares. Prospective purchasers of Ordinary Shares are advised to consult their tax advisers with respect to their particular circumstances and with respect to the effects of United States federal, state, local or non-United States tax laws to which they may be subject.

As used herein, the term ‘United States Holder’ means a beneficial owner of such Ordinary Shares for United States federal income tax purposes whose holding of Ordinary Shares does not form part of the business property or assets of a permanent establishment or fixed base in the Netherlands; who is fully entitled to the benefits of the Treaty in respect of such Ordinary Shares; and is:

•	an individual citizen or tax resident of the United States;

•

a corporation or other entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate of which the income is subject to United States federal income taxation regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all of its substantial decisions.

If an entity treated as a partnership for United States federal income tax purposes owns Ordinary Shares, the United States federal income tax treatment of a partner in such partnership will generally depend upon the status and tax residency of the partner and the activities of the partnership. A partnership that owns Ordinary Shares and the partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the Ordinary Shares.

Passive Foreign Investment Company Considerations

ASML believes it was not a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes in 2012 and that it will not be a PFIC in 2013. However, as PFIC status is a factual matter that must be determined annually at the close of each taxable year, there can be no certainty as to ASML’s actual PFIC status in any particular year until the close of the taxable year in question. ASML has not conducted a detailed study at this time to confirm its non-PFIC status. If ASML were treated as a PFIC in any year during which a United States Holder owned common shares, certain adverse tax consequences could apply. Investors should consult their tax advisors with respect to any PFIC considerations.

Taxation of Dividends

United States Holders should generally include in gross income as foreign-source dividend income the gross amount of any non-liquidating distribution (before reduction for Dutch withholding taxes) ASML makes out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) when the distribution is actually or constructively received by the United States Holder. Distributions will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a United States Holder should be the U.S. dollar value of the foreign currency (e.g. euros) paid, determined by the spot rate of exchange on the date of the distribution, regardless of whether the payment is in fact converted into U.S. dollars. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the United States Holder’s U.S. tax basis in the Ordinary Shares and thereafter as taxable capital gain. ASML presently does not maintain calculations of its earnings and profits under United States federal income tax principles. If ASML does not report to a United States Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Subject to limitations provided in the United States Internal Revenue Code, a United States Holder may generally deduct from its United States federal taxable income, or credit against its United States federal income tax liability, the amount of qualified Dutch withholding taxes. However, Dutch withholding tax may be credited only if the United States Holder does not claim a deduction for any Dutch or other non-United States taxes paid or accrued in that year. In addition, Dutch dividend withholding taxes will likely not be creditable against the United States Holder’s United States tax liability to the extent ASML is not required to pay over the amount withheld to the Dutch Tax Administration. Currently, a Dutch corporation that receives dividends from qualifying non-Dutch subsidiaries may credit source country tax withheld from those dividends against Dutch withholding tax imposed on a dividend paid by a Dutch corporation, up to a maximum of 3.0 percent of the dividend paid by the Dutch corporation. The credit reduces the amount of dividend withholding that ASML is required to pay to the Dutch Tax Administration but does not reduce the amount of tax ASML is required to withhold from dividends.

For U.S. foreign tax credit purposes, dividends paid by ASML generally will be treated as foreign-source income and as ‘passive category income’ (or in the case of certain holders, as ‘general category income’). Gains or losses realized by a United States Holder on the sale or exchange of Ordinary Shares generally will be treated as U.S.-source gain or loss. The rules governing the foreign tax credit are complex and ASML suggests that each United States Holder consult his or her own tax advisor to determine whether, and to what extent, a foreign tax credit will be available.

Dividends received by a United States Holder will generally be taxed at ordinary income tax rates. However, the Jobs and Growth Tax Reconciliation Act of 2003, as amended by the Tax Increase and Prevention Act of 2005 and the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 reduce to 15.0 percent the maximum tax rate for certain dividends received by individuals through taxable years beginning on or before December 31, 2012, so long as certain exclusions do not apply and the stock has been held for at least 60 days during the 121 day period beginning 60 days before the ex-dividend date. Dividends received from ‘qualified foreign corporations’ generally qualify for the reduced rate. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation if: (i) the shares of the non-United States corporation are readily tradable on an established securities market in the United States or (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that has been identified as a qualifying treaty and contains an exchange of information program. Individual United States Holders should consult their tax advisors regarding the impact of this provision on their particular situations.

Dividends paid by ASML generally will constitute ‘portfolio income’ for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as ‘investment income’ for purposes of the limitation on the deduction of investment interest expense.

Taxation on Sale or Other Disposition of Ordinary Shares

Upon a sale or other disposition of Ordinary Shares, a United States Holder will generally recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized, if paid in U.S. dollars, or the U.S. dollar value of the amount realized (determined at the spot rate on the settlement date of the sale) if proceeds are paid in currency other than the U.S. dollar, as the case may be, and the United States Holder’s U.S. tax basis (determined in U.S. dollars) in such Ordinary Shares. Generally, the capital gain or loss will be long-term capital gain or loss if the holding period of the United States Holder in the Ordinary Shares exceeds one year at the time of the sale or other disposition. The deductibility of capital losses is subject to limitations for United States federal income tax purposes. Gain or loss from the sale or other disposition of Ordinary Shares generally will be treated as United States source income or loss for United States foreign tax credit purposes. Generally, any gain or loss resulting from currency fluctuations during the period between the date of the sale of the Ordinary Shares and the date the sale proceeds are converted into U.S. dollars will be treated as ordinary income or loss from sources within the United States. Each United States Holder should consult his or her tax advisor with regard to the translation rules applicable when computing its adjusted U.S. tax basis and the amount realized upon a sale or other disposition of its Ordinary Shares if purchased in, or sold or disposed of for, a currency other than U.S. dollar.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the Ordinary Shares or proceeds from a sale, redemption or other disposition of the Ordinary Shares. A ‘backup withholding’ tax may be applied to, and withheld from, these payments if the beneficial owner fails to provide a correct taxpayer identification number to the paying agent and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. Any amounts withheld under the backup withholding rules might be refunded (or credited against the beneficial owner’s United States federal income tax liability, if any) depending on the facts and provided that the required information is furnished to the IRS.

The discussion set out above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of shares including the tax consequences under state, local and other tax laws and the possible effects of changes in United States federal and other tax laws.

INDEPENDENT AUDITORS

The Company’s consolidated financial statements as at and for the years ended 31 December 2011, 31 December 2010 and 31 December 2009 incorporated by reference in this Prospectus have been audited by Deloitte Accountants B.V. (“Deloitte”), independent auditors with their address at Flight Forum 1, 5657 DA Eindhoven, The Netherlands, as stated in their auditor’s reports thereon appearing in such financial statements. Deloitte has given, and has not withdrawn, its consent to the inclusion of their auditor’s reports in this Prospectus in the form and context in which it is included. The auditor signing the auditor’s reports on behalf of Deloitte is a member of the Royal Dutch Institute of Chartered Accountants (Koninklijk Nederlands Instituut voor Registeraccountants).

The Company confirms that the information in the auditor’s reports which are incorporated by reference in this Prospectus has been accurately reproduced and that as far as the Company is aware and able to ascertain from information published by the auditors, no facts have been omitted which would render the auditor’s reports inaccurate or misleading.

The information included in this Prospectus which is based on the consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim report for those periods and the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011, has not been audited or reviewed by an external auditor.

GENERAL INFORMATION

Authorization

On September 7, 2012, the Board of Management has resolved to issue the Listing Shares, with the approval of the Supervisory Board and per the authorization granted at the extraordinary General Meeting held on September 7, 2012.

Legal and Arbitration Proceedings

ASML nor any of its group companies, are, and during the 12 months preceding the date of this Prospectus have been, aware of any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened), which may have, or have had in the recent past a material adverse effect on ASML’s financial position or profitability.

Working Capital

ASML believes that its working capital is sufficient for its present requirements; that is, for at least 12 months following the date of this Prospectus.

Significant Change in Financial or Trading Position

Since September 30, 2012, three important events have occurred. Firstly, following the issuance of Ordinary Shares to Stichting Administratiekantoor MAKTSJAB and Stichting Administratiekantoor Samsung in connection with the Customer Co-Investment Program on September 12, 2012, ASML issued Ordinary Shares to Stichting Administratiekantoor TSMC in connection with the Customer Co-Investment Program on October 31, 2012 (see “Material Contracts – Customer Co-Investment Program”). Secondly, on November 24, 2012 ASML executed the Synthetic Share Buyback (see “Material Contracts – Customer Co-Investment Program – Synthetic Share Buyback”). Lastly, on October 17, 2012 ASML announced that it acquires Cymer (see “Material Contracts – Cymer Acquisition”). Except for these three important events, no significant change in ASML’s financial or trading position has occurred since September 30, 2012.

Expenses of the Listing

The expenses related to the Listing are estimated at up to EUR 700,000 and include, inter alia, the fees due to the AFM, NYSE Euronext Amsterdam, the compensation of the listing, paying and exchange agent, and legal and administrative expenses, as well as publication costs and applicable taxes, if any.

Availability of Documents

Subject to applicable laws, the following documents (or copies thereof), where applicable, may be obtained free of charge from ASML’s website (http://www.asml.com/):

•	this Prospectus and any supplement to this Prospectus (if any);

•	the audited consolidated financial statements for the years 2011, 2010 and 2009 contained in the statutory annual reports 2011, 2010, 2009;

•	the unaudited consolidated condensed interim financial statements for the six-month periods ended July 1, 2012 and June 26, 2011 contained in the statutory interim reports for those periods;

•

the unaudited summary IFRS consolidated financial statements for the nine-month periods ended September 30, 2012 and September 25, 2011 as attached to the press releases dated October 17, 2012 and October 12, 2011; and

•	the Articles of Association.

Up-to-date investment information and press releases are freely available for download from the Company’s website (http://www.asml.com/).

DEFINITIONS

The following definitions are used in this Prospectus.

AFM	The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten)

Articles of Association	Articles of association of the Company as they read from time to time

ASML or Company	ASML Holding N.V., and all of its subsidiaries where the context so requires

Audit Committee	The audit committee of ASML

Board of Management	The board of management of the Company

Brion	Brion Technologies Inc.

Canon	Canon Kabushiki Kaisha

Capital Reduction	The reduction of the issued share capital of ASML as effected by ASML on November 24, 2012

CEO	The chief executive officer of ASML

CFO	The chief financial officer of ASML

CITA	The Dutch Corporate Income Tax Act 1969

Code	The Dutch Corporate Governance Code, as amended

Cross-License Transition Period	The cross-license transition period under the Nikon Cross-License Agreement

Cumulative Preference Shares	Cumulative preference shares in the capital of ASML

Customer Co-Investment Program	The customer co-investment program entered into between the Company and the Participating Customers

Customer Co-Investment Program Authorization	The authorization granted on September 7, 2012 by the extraordinary General Meeting to the Board of Management from September 7, 2012 through July 31, 2013 to issue shares or rights to subscribe for shares (and exclude pre-emption rights relating to those shares) in the capital of the Company up to 25% of the issued share capital of the Company as at the annual General Meeting held on April 25, 2012 in connection with the Customer Co-Investment Program, subject to Supervisory Board approval

Customer Stichting(en)	Foundations (stichtingen) holding the Listing Shares that have been issued to the Participating Customers in the Issue

Cymer	Cymer Inc.

Deloitte	Deloitte Accountants B.V.

Depositary Receipts	Depositary receipts corresponding to the Listing Shares issued by the Company to the Customer Stichtingen in the Customer Co-Investment Program

Dutch Civil Code	Dutch Civil Code (Burgerlijk Wetboek)

Dutch Individuals	Individuals who are resident or deemed to be resident in the Netherlands for purposes of Dutch income tax and individuals who opt to be treated as if resident in the Netherlands for purposes of Dutch income tax jointly

Dutch Corporate Entities	Entities that are resident or deemed to be resident in the Netherlands for purposes of the CITA

Dutch Taxes	Taxes of whatever nature levied by or on behalf of the Netherlands

Dutch Treasury Certificates	Zero coupon instruments, auctioned once a month with maturities of 3, 6, or 12 months and issued at a discount from par and yield is calculated on an actual/360 basis

DTC	Depositary Trust Company

ECN Shareholders	Persons holding book-entry rights with respect to Ordinary Shares included in the deposit system pursuant to the Giro Act through a deposit account with an intermediary

Enterprise Chamber	Enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam)

Excluded Shares	Shares of Cymer common stock owned by ASML, Holdco, Merger Sub, Merger Sub 2, any other wholly owned subsidiary of ASML, or held in the treasury of Cymer or owned by any wholly owned subsidiary of Cymer

EU	European Union

EUR, Euro or €	The lawful currency of the European Monetary Union

Euroclear Nederland	Nederlands Centraal Insituut voor Giraal Effectenverkeer B.V., the Dutch depository and settlement institute

Eurozone	Economic and Monetary Union, pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on the European Union

FMSA	Dutch Financial Markets Supervision Act (Wet op het financieel toezicht)

Foundation	The ASML preference shares foundation (Stichting Preferente Aandelen ASML)

Foundation Board	The board of directors of the Foundation

General Meeting	General meeting of the shareholders of ASML

Giro Act	Dutch Securities (Bank Giro Transactions) Act (Wet giraal effectenverkeer)

Holdco	ASML US, Inc.

IFRS	International Financial Reporting Standards

Intel	Intel Corporation and where the context so requires, Intel Corporation and its affiliates

Intel Commercial Agreement	The commercial agreement, setting forth the terms of sales of EUV and 450mm systems by ASML to Intel between ASML and Intel dated July 9, 2012

Intel EUV NRE Funding Agreement	The Intel EUV NRE funding agreement dated July 9, 2012

Intel Holdings	Intel Holdings B.V.

Intel Investment Agreement	The investment agreement between ASML and Intel dated July 9, 2012

Intel NRE Funding Agreements	The two non-recurring research and development engineering (NRE) funding agreements between Intel and ASML dated July 9, 2012

Intel Shareholder Agreement	The shareholder agreement between ASML, Intel Corporation, Intel Holdings and Stichting MAKTSJAB dated September 12, 2012

Intel 450mm NRE Funding Agreement	The Intel 450mm NRE funding agreement dated July 9, 2012

IRS	Internal Revenue Service

Issue	The issuance of 96,566,077 Listing Shares to the Customer Stichtingen

Issued Ordinary Shares	All of the Ordinary Shares in issue (inclusive of the Ordinary Shares held in treasury by the Company itself) on the Synthetic Share Buyback Record Date

Large Company	A large company within the meaning of section 2:397(1) of the Dutch Civil Code

Listing Date	December 10, 2012

Listing Shares	96,566,077 new Ordinary Shares in the capital of ASML that have been issued in the Issue

Listing	The first admission to listing and trading of Listing Shares

Lock-Up Period	The lock-up period pursuant to the Shareholder Agreement

Lock-Up Restriction	The lock-up restriction pursuant to the Shareholder Agreement

LTI	Long-term incentive

LTI Lock-Up Period	The lock-up period under ASML’s LTI plan

Merger	The merger between ASML and Cymer pursuant to the Merger Agreement

Merger Agreement	The merger agreement between ASML and Cymer dated October 16, 2012

Merger Sub	Kona Acquisition Company, Inc.

Merger Sub 2	Kona Technologies LLC

NASDAQ	NASDAQ Stock Market LLC

Netherlands	The part of the Kingdom of the Netherlands located in Europe

New York Transfer Agent	JP Morgan Chase Bank, N.A.

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent cross-license agreement between ASML, Zeiss and Nikon dated December 10, 2004 relating to lithography equipment used to manufacture semiconductor devices

Non-resident Holder	A holder of ordinary shares who is not, or is not deemed to be, a resident of the Netherlands for Dutch tax purposes

NRE	Non-recurring research and development

NRE Funding Agreement	Non-recurring research and development engineering funding agreement

NYSE Euronext Amsterdam	NYSE Euronext in Amsterdam

Ordinary Shares	Ordinary shares in the capital of ASML

Ordinary Shares B	Ordinary shares B in the capital of ASML

Participating Customers	Intel, TSMC and Samsung

PFIC	Passive Foreign Investment Company

Preference Share Option	The option granted by ASML to the Foundation to acquire Cumulative Preference Shares, as amended

Prospectus	This prospectus dated December 7, 2012

Prospectus Directive	Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State

R&D	Research and development

Relevant Member State	An EEA State which has implemented the Prospectus Directive

Remuneration Committee	The remuneration committee of ASML

Rules of Procedure	The rules of procedure of the Supervisory Board

Samsung	Samsung Electronics Corporation and where the context so requires, Samsung Electronics Corporation and its affiliates

Samsung Investment Agreement	The investment agreement between ASML and Samsung dated August 27, 2012

Samsung NRE Funding Agreement	The NRE funding agreement between ASML and Samsung dated August 27, 2012

Samsung Shareholder Agreement	The shareholder agreement between ASML, Stichting Administratiekantoor Samsung, SEECH and Samsung dated September 12, 2012

SEC	Securities and Exchange Commission

SEEHC	Samsung Electronics Europe Holding Coöperatief U.A.

Selection and Nomination Committee	The Selection and nomination committee of ASML

Shares	Ordinary Shares, Ordinary Shares B and Cumulative Preference Shares

Shareholder	A holder of Ordinary Shares, and where the context requires, the holder of Ordinary Shares B and/or Cumulative Preference Shares

Shareholder Agreement	The shareholder agreements entered into in connection with the issuance of the Listing Shares to the Customer Stichtingen,

Shareholder Agreement Termination Event	A termination event in relation to the Shareholder Agreements

Standstill Period	The standstill period relating to the Shareholder Agreements

Standstill Restrictions	The standstill restrictions relating to the Shareholder Agreements

Supervisory Board	Supervisory board of the Company

Surviving Entity	Merger Sub 2

Sustainability Board	Sustainability board of the Company

Synthetic Share Buyback	The synthetic share buyback effected on November 24, 2012 as per the resolution adopted at the extraordinary General Meeting held on September 7, 2012

Synthetic Share Buyback Record Date	November 28, 2012

STI	Actual short-term incentives

SVG	Silicon Valley Group

Tax Treaty	The treaty between the United States and the Netherlands for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income

Technology and Strategy Committee	The technology and strategy committee of ASML

the Netherlands	The part of the Kingdom if the Netherlands located in Europe

Treaty	U.S.-Dutch Income Tax Treaty

TSMC	Taiwan Semiconductor Manufacturing Company Ltd. and where the context so requires, Taiwan Semiconductor Manufacturing Company Ltd. and its affiliates

TSMC Global	TSMC Global, Ltd

TSMC Investment Agreement	The investment agreement between ASML and TSMC dated August 5, 2012

TSMC NRE Funding Agreement	The NRE funding agreement between ASML and TSMC dated August 5, 2012

TSMC Shareholder Agreement	The shareholder agreement between ASML, Stichting Administratiekantoor TSMC, TSMC Global and TSMC dated October 31, 2012

Type 1 Shares	Ordinary Shares in the form of an entry in the Company’s share register without issuance of a share certificate

Type 2 Shares	Ordinary Shares in the form of an entry in the Company’s share register with the issuance of a share certificate, which share certificate shall consist of a scrip without dividend sheet

U.S. dollar, US $ or $	The lawful currency of the United States of America

Voting Restrictions	The voting restrictions laid down in the Shareholder Agreements

Works Council	The works council (ondernemingsraad) of ASML Netherlands B.V.

2010 PD Amending Directive	Directive 2010/73/EU

2010 Remuneration Policy	The 2010 remuneration policy of ASML

GLOSSARY OF SELECTED TERMS

The following terms are used in this Prospectus.

ACE	ASML center of excellence

ArF	Argon fluoride

ASP	Average selling price

Baseliner	BaseLiner scanner matching technology

CD	Critical dimension

DRAM	Dynamic random access memory

EUV	Extreme ultraviolet

FlexRay	Flexray programmable illumination

FTEs	Full-time equivalent

IC	Integrated circuit

KrF	Krypton fluoride laser

Logic	Segment of manufacturers for which the chip performs logic functions such as microprocessors or controllers

Moore’s Law	The principle first observed by the co-founder of Intel, Gordon Moore, in 1965 that the number of transistors that could be placed on a microchip doubles every year (which pace in subsequent years slowed so that data density currently doubles approximately every 24 months).

NA	Numerical aperture

Nand-Flash	Nand-Flash memory

nm	Nanometer

NXE	Lithography machine using EUV light to print very small features

NXT or TWINSCANNXT	Improved version of ASML’s TWINSCAN system which can print chips with smaller feature, more accurate and faster

PAS	Philips automatic stepper

SG&A	Selling, general and administrative

Tachyon SMO	Tachyon source-mask optimization

TWINSCAN or TWINSCANXT or XT	ASML’s dual stage lithography system

Yieldstar	ASML’s advanced wafer metrology system

Zeiss	Carl Zeiss SMT AG

DOCUMENTS INCORPORATED BY REFERENCE

The information on the pages mentioned below of the following documents which have previously been published is incorporated in this Prospectus by reference and, as such, forms part of this Prospectus. The incorporation by reference extends only to the pages indicated below. Non-incorporated parts of the documents listed below are either not relevant for the investor or covered elsewhere in this Prospectus. For the availability of these documents, see “General Information – Availability of documents”.

•

The Company’s audited consolidated financial statements prepared in accordance with IFRS as adopted by the EU as of and for the fiscal year ended December 31, 2009, and the auditor’s report dated February 16, 2010 relating thereto, attached as page 133 to the Company’s 2009 statutory annual report as filed with the AFM; and

•

The Company’s audited consolidated financial statements prepared in accordance with IFRS as adopted by the EU as of and for the fiscal year ended December 31, 2010, and the auditor’s report dated February 14, 2011 relating thereto, attached as page 129 to the Company’s 2010 statutory annual report as filed with the AFM; and

•

The Company’s audited consolidated financial statements prepared in accordance with IFRS as adopted by the EU as of and for the fiscal year ended December 31, 2011, and the auditor’s report dated February 13, 2012 relating thereto, attached as pages 132-133 to the Company’s 2011 statutory annual report as filed with the AFM; and

•

The Company’s unaudited consolidated condensed interim financial statements prepared in accordance with IFRS as adopted by the EU as of and for the six-month period ending June 26, 211 contained in the statutory interim report 2011; and

•

The Company’s unaudited consolidated condensed interim financial statements prepared in accordance with IFRS as adopted by the EU as of and for the six-month period ending July 1, 2012 contained in the statutory interim report 2012; and

•

The Company’s unaudited summary IFRS consolidated financial statements prepared in accordance with IFRS as adopted by the EU as of and for the nine-month period ending September 25, 2011 as attached to the press releases dated October 12, 2011; and

•

The Company’s unaudited summary IFRS consolidated financial statements prepared in accordance with IFRS as adopted by the EU as of and for the nine-month period ending September 30, 2012 as attached to the press releases dated October 17, 2012; and

•	The Articles of Association.

COMPANY

ASML HOLDING N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

LEGAL ADVISORS TO THE COMPANY

Dutch counsel to the Company	US counsel to the Company

De Brauw Blackstone Westbroek N.V.	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Claude Debussylaan 80	40 Bank Street, Canary Wharf
P.O. Box 75084, 1070 AB Amsterdam	London, E14 5DS
The Netherlands	United Kingdom

INDEPENDENT AUDITORS

Deloitte Accountants N.V.

Flight Forum 1

5657 DA Eindhoven

The Netherlands